Exhibit 99.1

ELBIT IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

ELBIT IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Elbit Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Imaging Ltd. and its subsidiaries (the "Company") as of December 31, 2013 and 2012 and as of January 1, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company and its subsidiaries as of December 31, 2013 and 2012 and as of January 1, 2012, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 3B to the consolidated financial statements there is a substantial doubt about a consolidated subsidiary ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 18, claims have been filed against Group companies of which two petitions have been applied to certify as class actions suits, and one of which was certified as a class action.

As  discussed in Note2AD(2) to the financial statements, the Company has changed its  method of accounting for jointly controlled entities from the proportionate consolidation method to the  equity method   in the years ended December 31, 2013 and 2012 due to the adoption of IFRS 11 Joint Arrangements as of January 1, 2013

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel March 31, 2014

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

FINANCIAL STATMENTS

		December 31			January 1
		2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
				Convenience translation (note 2D)
	Note	(in thousand NIS)		U.S.$'000	NIS'000

Current Assets
Cash and cash equivalents		311,181	528,251	89,652	544,035
Short-term deposits and investments	(4)	82,157	321,898	23,669	371,143
Trade accounts receivables		38,498	44,788	11,091	44,493
Other receivables	(5)	47,330	133,357	13,636	88,451
Inventories		22,315	13,775	6,429	47,145
Trading property	(6)	192,867	-	55,565	-
		694,348	1,042,069	200,042	1,095,267
Non-Current Assets
Trading property	(6)	2,380,039	3,387,941	685,692	3,593,060
Deposits, loans and other long-term balances	(7)	47,782	120,585	13,766	439,487
Investments in associates and joint venture	(8,9)	333,440	893,064	96,064	1,799,706
Property, plant and equipment	(11)	1,108,835	1,180,977	319,457	933,841
Investment property		-	71,293	-	67,415
Intangible assets	(12)	-	46,718	-	73,445
		3,870,096	5,700,578	1,114,979	6,906,954

		4,564,444	6,742,647	1,315,021	8,002,221

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31			January 1
		2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2
				Convenience translation (note 2D)
	Note	(in thousand NIS)		U.S.$'000	NIS'000
Current Liabilities
Short-term credits	(13)	4,464,373	1,500,256	1,286,192	1,335,392
Suppliers and service providers		43,680	70,494	12,584	197,497
Payables and other credit balances	(14)	286,424	150,911	82,519	255,849
		4,794,477	1,721,661	1,381,295	1,788,738
Liabilities related to discontinued operation		-	-		2,819
		4,794,477	1,721,661	1,381,295	1,791,557
Non-Current Liabilities
Borrowings	(15)	-	3,416,501	-	4,355,004
Other liabilities	(16)	93,466	102,152	26,927	245,528
Deferred taxes	(17)	85,131	113,225	24,526	79,847
		178,597	3,631,878	51,453	4,680,379

Commitments, Contingencies, Liens and Collaterals	(18)

Shareholders' Equity	(3A),(19)
Share capital and share premium		909,357	902,870	261,987	902,870
Reserves		(686,653)	(504,804)	(197,826)	(605,132)
Retained earnings		(1,086,820)	59,085	(313,114)	230,413
Treasury stock		(168,521)	(168,521)	(48,551)	(168,521)
Attributable to equity holders of the Company		(1,032,637)	288,630	(297,504)	359,630
Non-controlling interest		624,007	1,100,478	179,777	1,170,655
		(408,630)	1,389,108	(117,727)	1,530,285

		4,564,444	6,742,647	1,315,021	8,002,221

Doron Moshe Chief Financial Officer	Zvi Tropp Chairman of the audit committee	Ron Hadassi Chairman of the board

Approved by the Board of Directors on: March 31, 2014

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31
		2 0 1 3	2 0 1 2	2 0 1 1(*)	2 0 1 3
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			U.S.$'000
		(Except for per-share data)

Revenues and gains

Revenues
Revenues from sale of commercial centers	(21A)	8,614	67,594	3,525	2,482
Revenues from Hotels operations and management	(21B)	202,791	206,746	286,548	58,424
Revenues from fashion merchandise and other		149,192	144,141	185,082	42,982
Total revenues		360,597	418,481	475,155	103,888

Gains and other
Rental income from Commercial centers	(21A)	129,748	147,185	111,745	37,381
Gain from sale of investees		-	9,368	-	-
Gain from sale of real estate assets		-	53,875	-	-
Total gains		129,748	210,428	111,745	37,381
Total revenues and gains		490,345	628,909	586,900	141,269

Expenses and losses
Commercial centers	(21C)	124,737	213,367	159,626	35,937
Hotels operations and management	(21D)	179,137	186,760	240,784	51,610
Cost of fashion merchandise and other	(21E)	142,417	154,220	211,743	41,031
General and administrative expenses	(21F)	60,643	48,771	61,857	17,471
Share in losses of associates, net	(8,9)	339,030	102,127	7,568	97,675
Financial expenses	(21G)	337,423	187,667	164,001	97,214
Financial income	(21H)	(3,930)	(28,303)	(65,571)	(1,132)
Change in fair value of financial instruments measured at fair value through profit and loss	(21I)	68,407	50,229	(275,537)	19,708
Write-down, charges and other expenses, net	(21J)	841,462	302,093	290,276	242,426
		2,089,326	1,216,931	794,747	601,940

Loss before income taxes		(1,598,981)	(588,022)	(207,847)	(460,671)

Income tax expenses (tax benefit)	(17)	(31,937)	(9,212)	63,283	(9,201)

Loss from continuing operations		(1,567,044)	(578,810)	(271,130)	(451,470)

Profit from discontinued operations, net	(24)	2,034	94,826	24,101	586

Profit (loss) for the year		(1,565,010)	(483,984)	(247,029)	(450,884)

(*)	Amounts for the year ended 31 December 2011 were not amended due to application of IFRS 11 and therefore are presented as originally reported. See note 2AD.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31
		2 0 1 3	2 0 1 2	2 0 1 1(*)	2 0 1 3
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			U.S.$'000
		(Except for per-share data)

Attributable to:
Equity holders of the Company		(1,155,645)	(315,746)	(264,919)	(332,945)
Non-controlling interest		(409,365)	(168,238)	17,890	(117,939)
		(1,565,010)	(483,984)	(247,029)	(450,884)

Loss from continuing operations
Equity holders of the Company		(1,157,404)	(414,126)	(284,610)	(333,452)
Non-controlling interest		(409,640)	(164,684)	13,480	(118,018)
		(1,567,044)	(578,810)	(271,130)	(451,470)

Profit from discontinued operation, net
Equity holders of the Company		1,760	98,380	19,691	507
Non-controlling interest		274	(3,554)	4,410	79
		2,034	94,826	24,101	586

Earnings (loss) per share - (in NIS)	(21K)
Basic earnings (loss) per share:
From continuing operation		(46.49)	(16.64)	(11.44)	(13.39)
From discontinued operations		0.07	3.95	0.79	0.02
		(46.42)	(12.69)	(10.65)	(13.37)
Diluted earnings (loss) per share:
From continuing operation		(46.49)	(16.64)	(11.44)	(13.39)
From discontinued operations		0.07	3.95	0.79	0.02
		(46.42)	(12.69)	(10.65)	(13.37)

(*)	Amounts for the year ended 31 December 2011 were not amended due to application of IFRS 11 and therefore are presented as originally reported. See note 2AD.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1(*)	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000

Profit (loss) for the year	(1,565,010)	(483,984)	(247,029)	(450,884)
Other comprehensive income to be reclassified to profit or loss in subsequent periods(**):

Exchange differences arising from translation of foreign operations	(267,861)	(56,586)	38,031	(77,168)
Gain (loss) from cash flow hedge	4,439	(12,088)	(41,577)	1,279
Gain (loss) from available for sale investments	3,545	10,044	(4,131)	1,021
Loss on hedging instruments designated in hedges of the net assets of foreign operations	-	37,971	-	-
Reclassification adjustments relating to foreign operations disposed of in the year	-	(102,035)	-	-
	(259,877)	(122,694)	(7,677)	(74,868)
Items not to be reclassified to profit or loss in subsequent periods(**):
Adoption of the revaluation model -
Beginning of the year	-	372,728	-	-
Additions during the year	27,700	36,286	-	7,980
	27,700	409,014	-	7,980

Other comprehensive income (loss)	(232,177)	286,320	(7,677)	(66,888)

Comprehensive loss	(1,797,187)	(197,664)	(254,706)	(517,772)

Attributable to:
Equity holders of the Company	(1,328,500)	(70,811)	(264,454)	(382,743)
Non-controlling interest	(468,687)	(126,853)	9,748	(135,029)
	(1,797,187)	(197,664)	(254,706)	(517,772)

(*)	Amounts for the year ended December, 31 2011 were not amended due to application of IFRS 11 and therefore are presented as originally reported. See note 2AD.
(**)	All amounts are presented net of related tax

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Stock-based compensation rserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2011 (**)	38,051	844,574	(33,904)	57,201	(471,993)	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521
Loss for the year	-	-	-	-	-	(264,919)	(264,919)	-	(264,919)	17,890	(247,029)
Other comprehensive income (loss)	-	-	(42,411)	-	42,876	-	465	-	465	(8,142)	(7,677)
Dividend paid to the non-controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	(56,529)	(56,529)
Purchase of unit holdings from non-controlling interest by a subsidiary	-	-	(155,102)	-	-	-	(155,102)	-	(155,102)	(226,634)	(381,736)
Issuance of shares to the non-controlling interest by a subsidiary	-	-	7,741	-	-	-	7,741	-	7,741	(12,170)	(4,429)
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	11,766	11,766
Exercise of shares by employees	8	20,237	-	(20,245)	-	-	-	-	-	-	-
Stock-based compensation expenses	-	-	-	10,705	-	-	10,705	-	10,705	36,278	46,983
Balance - December 31, 2011	38,059	864,811	(223,676)	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870

(*)           Includes transactions with non-controlling interest reserve and hedging reserve.
(**)        Amounts for the year ended 31 December 2011 were not amended due to application of IFRS 11 and therefore are presented as originally reported. See note 2AD.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2012	38,059	864,811	(223,676)	-	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
The effect of initial application of new standard (IFRS 11)	-	-	-	-	-	-	-	-	-	-	(9,033)	(9,033)
Loss for the year	-	-	-	-	-	-	(315,746)	(315,746)	-	(315,746)	(168,238)	(483,984)
Other comprehensive income (loss)	-	-	34,737	(**)190,690	-	(124,911)	(***)144,418	244,934	-	244,934	41,386	286,320
Transaction with non-controlling interest	-	-	(9,954)	-	-	-	-	(9,954)	-	(9,954)	12,583	2,629
Reclassification of a derivative (option) to equity following change in terms	-	-	7,193	-	-	-	-	7,193	-	7,193	-	7,193
Stock-based compensation expenses	-	-	-	-	2,174	399	-	2,573	-	2,573	44,540	47,113
Balance - December 31, 2012	38,059	864,811	(191,700)	190,690	49,835	(553,629)	59,085	457,151	(168,521)	288,630	1,100,478	1,389,108

(*)          Includes transactions with non-controlling interest reserve and hedging reserve.
(**)         Net of related tax expenses in the amount of NIS 61 million.
(***)       Net of related tax expenses in the amount of NIS 45 million.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non-Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2013	38,059	864,811	(191,700)	190,690	49,835	(553,629)	59,085	457,151	(168,521)	288,630	1,100,478	1,389,108
Loss for the year	-	-	-	-	-	-	(1,155,645)	(1,155,645)	-	(1,155,645)	(409,365)	(1,565,010)
Other comprehensive income (loss)	-	-	7,985	11,593	-	(202,257)	9,740	(172,939)	-	(172,939)	(59,323)	(232,262)
Transaction with non-controlling interest	-	-	1,853	-	-	-	-	1,853	-	1,853	1,106	2,959
Reclassification of a derivative (option) following change in terms	-	-	-	-	-	-	-	-	-	-	(11,819)	(11,819)
Exercise of options by employees	10	1,673	-	-	(1,683)	-	-	-	-	-	-	-
Expiration of options held by minority	-	4,804	-	-	-	-	-	4,804	-	4,804	(4,804)	-
Stock-based compensation expenses	-	-	-	-	660	-	-	660	-	660	7,734	8,394
Balance - December 31, 2013	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)

(*)           Includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non-Controlling interest	Total shareholders' equity
	(in thousand US $)

Balance - January 1, 2013	10,965	249,153	(55,229)	54,938	14,358	(159,501)	17,022	131,706	(48,551)	83,155	317,049	400,204
Loss for the year	-	-	-	-	-	-	(332,945)	(332,945)	-	(332,945)	(117,939)	(450,884)
Other comprehensive income (loss)	-	-	2,300	3,340	-	(58,268)	2,806	(49,822)	-	(49,822)	(17,091)	(66,913)
Transaction with non-controlling interest	-	-	534	-	-	-	-	534	-	534	319	853
Reclassification of a derivative (option) following change in terms	-	-	-	-	-	-	-	-	-	-	(3,405)	(3,405)
Exercise of options by employees	3	482	-	-	(485)	-	-	-	-	-	-	-
Expiration of options held by minority	-	1,384	-	-	-	-	-	1,384	-	1,384	(1,384)	-
Stock-based compensation expenses	-	-	-	-	190	-	-	190	-	190	2,228	2,418
Balance - December 31, 2013	10,968	251,019	(52,395)	58,278	14,063	(217,769)	(313,117)	(248,953)	(48,551)	(297,504)	179,777	(117,727)

(*)           Includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1(*)	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year from continued operations	(1,567,044)	(578,810)	(271,130)	(451,470)

Adjustments to profit (loss):
Income tax expenses (tax benefit) recognized in profit and loss	(31,937)	(12,174)	63,283	(9,201)
Finance expenses (income) recognized in profit and loss	401,908	209,690	(177,107)	115,790
Income tax paid in cash	(9,418)	-	(3,376)	(2,713)
Depreciation and amortization (including impairment)	834,977	356,043	339,412	240,558
Loss (Gain) from fair value adjustment of investment property	20,282	(4,117)	(19,700)	5,843
Profit from realization of investments in subsidiaries	-	(7,165)	-	-
Loss (Profit) from realization of investments in associates and joint venture	17,863	(62,608)	-	5,146
Share in losses of associates, net	339,030	102,125	7,568	97,675
Profit from realization of assets and liabilities	(74)	-	-	(21)
Stock based compensation expenses	9,742	8,092	39,691	2,807
Other	(11,001)	2,737	(1,949)	(3,169)
Trade accounts receivables	(3,302)	(8,384)	(7,662)	(951)
Receivables and other debit balances	43,300	13,273	(12,630)	12,477
Inventories	(8,654)	7,737	(8,240)	(2,493)
Trading property and payment on account of trading property	(11,050)	(80,280)	(403,624)	(3,184)
Suppliers and service providers	(19,434)	(99,472)	106,503	(5,599)
Payables and other credit balances	(13,686)	(23,086)	69,397	(3,943)
Net cash used in operating activities of continuing operations	(8,498)	(169,236)	(279,564)	(2,448)
Net cash provided by (used in) discontinued operating activities	(8,375)	(146,553)	38,675	(2,413)
Net cash used in operating activities	(16,873)	(315,789)	(240,889)	(4,861)

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1(*)	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries	-	-	(2,197)	-
Purchase of property plant and equipment, investment property and other assets	(22,363)	(15,514)	(34,410)	(6,443)
Proceeds from realization of property plant and equipment	-	2,011	1,018	-
Proceeds from realization of investment property	37,600	-	-	10,833
Proceeds from realization of investments in subsidiaries	-	33,077	-	-
Proceeds from realization of investments in associates and joint venture	96,052	113,917	-	27,673
Investments in associates and other companies	(359)	(27,270)	-	(103)
Proceed from realization of long-term deposits and long-term loans	45,039	276,015	33,431	12,976
Investment in long-term deposits and long-term loans	-	(29)	46,133	-
Interest received in cash	7,550	37,542	65,375	2,175
Proceed from sale of available for sale marketable securities	57,625	154,943	45,051	16,602
Purchase of available for sale marketable securities	(6,831)	(82,239)	(46,325)	(1,968)
Loans granted to a former subsidiary	-	-	(54,444)	-
Short-term deposits and marketable securities, net and changes in restricted cash	140,204	88,703	333,136	40,393
Net cash provided by (used in) continued investing activities	354,517	581,156	386,768	102,138
Net cash provided by (used in) discontinued investing activities	-	874,355	(61,416)	-
Net cash provided by (used in) investing activities	354,517	1,455,511	325,352	102,138

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from re-issuance of debentures	75,772	58,080	-	21,830
Dividend paid to non-controlling interest	-	-	(56,772)	-
Repurchase of debentures and treasury stock	-	(184,342)	(202,439)	-
Interest paid in cash	(97,994)	(347,033)	(390,442)	(28,232)
Proceeds from long-term borrowings	3,412	51,377	1,116,030	983
Repayment of long-term borrowings	(423,861)	(692,976)	(1,226,102)	(122,115)
Proceeds from selling (purchasing) of derivatives	(8,136)	61,957	222,543	(2,344)
Proceeds from transactions with non-controlling interests, net	101	-	-	29
Proceed from short-term credit	-	201,719	411,484	-
Repayment of short-term credit	(93,968)	(246,806)	(157,850)	(27,072)
Net cash provided by (used in) continued financing activities	(544,674)	(1,098,024)	(283,548)	(156,921)
Net cash used in discontinued financing activities	-	(54,858)	(297,092)	-
Net cash provided by (used in) financing activities	(544,674)	(1,152,882)	(580,640)	(156,921)

Decrease in cash and cash equivalents	(207,030)	(13,160)	(457,538)	(59,644)
Cash and cash equivalents at the beginning of the year	528,251	544,097	1,040,797	152,190
Net effect on cash due to currency exchange rate changes	(10,040)	(2,686)	57,672	(2,893)

Cash and cash equivalents at the end of the year	311,181	528,251	602,292	89,653

(*)	Amounts for the year ended 31 December 2011 were not amended due to application of IFRS 11 and therefore presented as originally reported. See Note 2AD.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -        GENERAL

A.
Elbit Imaging Ltd. ("the Company") was incorporated in Israel. The Company's registered office is at 5 Kinneret Street Bney-Brak, Israel. The Company's shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on the NASDAQ Global Select Market.

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

•
Commercial and entertainment centers - initiation, construction, and sale of shopping and entertainment centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial and entertainment centers prior to their sale.

•	Hotels - hotels operation and management, primarily in major European cities

•
Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine.

•	Residential projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

•	Fashion apparel - distribution and marketing of fashion apparel and accessories in Israel.

•
During 2012, the Company closed a transaction to sale all its investments in commercial centers in the US (see note 24).In addition, the Company lost control over its holding in a subsidiary operating in the  field of development, manufacturing and marketing of medical treatment systems (see note 8A(2)). Accordingly, this operation is presented in these financial statements as discontinued operation.

C.	Financial position:

With respect to the Closing of the Company's plan of arrangement on February 20, 2014 and the Company's financial position see note 3.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 -       GENERAL (CONT.)

D.	Definitions:

Elscint	-	A formerly 100% subsidiary of the Company, merged with the Company in 2010.

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

PC	-	Plaza Centers N.V. Group, a material subsidiary (62.5%) operating mainly in the field of commercial and entertainment centers.

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange ("TASE").As for December 31, 2013, the Company holds 85% of Elbit Medical on a fully diluted basis.

Insightec Ltd.	-	As of December 31, 2013, an associate (48.7%) of Elbit Medical operating in the field of development, manufacturing and marketing of medical treatment systems (see note 8 A).

Related parties	-	As defined in International Accounting Standard ("IAS") no. 24. For details about parent company and ultimate controlling party see note 22.

CEO	-	Mr. Mordechay Zisser who served as the Company's Chief Executive Officer and Executive President as of the balance sheet date.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").

B.	Basis for preparation:

The consolidated financial statements have been prepared on the historical cost basis except for (i) financial instruments measured at fair value; (ii) certain trading property measured at net realizable value (see note 2AC.(1)a.); (iii) certain property, plant and equipment (hotels) presented at the revaluation model (based on fair value) (see note 2AC.(1) e and note 2AC (1) f.). The principal accounting policies are set out below.

C.	Presentation of the income statements:

The Group operations are characterized by diverse activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall revenues and gains. Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenue (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation:

The balance sheet as of December 31, 2013 and statement of income, statement of other comprehensive income, statement of changes in shareholders' equity and statement of cash flows for the year then ended have been translated into U.S. Dollar using the representative exchange rate as of that date ($1= NIS 3.471). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. Dollar, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

E.	Operating cycle:

Due to the lingering real estate and financing crisis in CEE, in which the Group's majority of commercial centers are located, commencing 2008 the Group is lacking sufficient historical experience of realizing its commercial centers into cash or cash equivalents. Accordingly, the Group is unable to clearly identify its actual operating cycle with respect to trading property. As such, the Group's operating cycle relating to trading property and corresponding borrowings is 12 months. As a result, trading property and borrowings associated therewith are presented as non–current assets and non-current liabilities, respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Basis for consolidation:

(i)	Assessment of control

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company ("Subsidiaries"). Control is achieved where the Company:

•	Has the power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Basis for consolidation (Cont.):

(ii)
Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

(iii)
Business combination

Goodwill is measured as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

Non-controlling interests are measured on a transaction-by-transaction basis at fair value or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree (at fair value), at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that incur in connection with a business combination are expensed as incurred.

(iv)
Step acquisitions

Transactions in which the Group attained control through step acquisitions of an entity, which do not meet the definition of a business combination, are accounted for based on the cost of the asset acquired at each step.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.	Investments in associates and joint ventures:

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment.

In circumstances where the Group's interest in an investee company is in the form of mixed securities (such as ordinary shares, preferred shares or other senior securities, or loans), the Group records equity losses in excess of the Group's investment in the ordinary shares of the investee based on the priority liquidation mechanism, that is, allocating the loss to the other components in reverse to the their seniority.

Where necessary, adjustments are made to the financial statements of associates to adjust their accounting policies with those of the Company.

The requirements of IAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

With respect to the effect of IFRS 11 "Joint Arrangements", see note 2AD.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	Foreign currency:

(i)
Foreign currency transactions:

The financial statements of each individual entity of the Group are presented based on its functional currency. Transactions in currencies other than each individual entity's functional currency (foreign currency) are translated into that entity's functional currency based on the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the historical exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities carried at fair value that are denominated at foreign currency are translated at the exchange rates prevailing at the date when the fair value was determined.

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences capitalized to qualified assets (see note 2 Y); (ii) exchange rate differences charged to foreign currency translation reserve (see (ii) below); and (iii) exchange rate differences on available for sale financial instruments (see note 2 J.) (iv)  exchange rate differences charge to revaluation of property plant and equipment carried at fair value (see note 2 M)

(ii)
Financial statements of foreign operations:

For the purpose of the consolidated financial statements, the assets and liabilities of foreign operations (the functional currency of each is the currency of the primary economic environment in which it operates) are translated to New Israeli Shekels ("NIS") which is the functional currency and the presentation currency of the Company, based on the foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rates as at the date of each transaction or for sake of practicality using average exchange rates for the period. Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at closing rates.

Foreign exchange rate differences arising from translation of foreign operations are recognized directly to foreign currency translation reserve within other comprehensive income.

Exchange rate differences attributable to (i) monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation; and (ii) borrowings used to hedge investments in foreign operations in the same currency are also included in the foreign currency translation reserve.

Income taxes relating to such exchange rate differences are also included in the foreign currency translation reserve within shareholders’ equity.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	Foreign currency (Cont.):

(ii)
Financial statements of foreign operations (Cont.):

On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a jointly controlled entity that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in the equity reserve in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in loss of control by the Group over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. reductions in the Group's ownership interest in associates or jointly controlled entities that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

(iii)	Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31
	2 0 1 3	2 0 1 2

U.S. Dollar ($)	3.471	3.733
EURO (ˆ)	4.782	4.921
Romanian New Lei (RON)	1.066	1.108
Indian Rupee (INR)	0.056	0.068

 Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	December 31
	2 0 1 3	2 0 1 2	2 0 1 1

U.S. Dollar ($)	(7)	(2)	8
EURO (ˆ)	(3)	(0.5)	4
Romanian New Lei (RON)	(4)	(3)	3
Indian Rupee (INR)	(18)	(5)	(9)

I.	Cash and cash equivalents:

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.	Financial assets:

Financial assets of the Group are classified into the following specified categories: (i) financial assets at fair value through profit or loss ("FVTPL"); (ii) held to maturity investments ;(iii) available for sale ("AFS") financial assets; and (iv) loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially measured at fair value, plus transaction costs except for those financial assets classified as fair value through profit or loss, for which, transaction costs are immediately recognized in profit and loss at initial recognition.

Financial assets at FVTPL

The Group's financial assets at this category consist of: (i) marketable securities held for trading (an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking); (ii) derivative that is not designated as a hedging instrument; and (iii) financial asset containing embedded derivatives which is entirely designated at FVTPL upon initial recognition. Financial assets at FVTPL are stated at fair value, with any gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in note 25D.

Available for sale ("AFS") financial assets

Listed redeemable notes and shares held by the Group that are traded in an active market are classified as AFS and are stated at fair value. Fair value is determined in the manner described in note 25D. Gains and losses arising from changes in fair value are recognized directly in the investments revaluation reserve within the other comprehensive income. Interest calculated using the effective interest method is recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of redeemable notes denominated in a foreign currency is determined in that foreign currency and translated to NIS at the closing rate at the balance sheet date. Exchange differences attributable to the amortized cost are recognized in profit or loss and other changes are recognized in the revaluation reserve within the other comprehensive income.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.	Financial assets (Cont.):

Loans and receivables

The Group's financial assets at this category consist of trade receivables, deposits in banks, and financial institutions, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest is considered immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are examined for impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows from the asset have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. For AFS financial assets, the amount of impairment with respect to redeemable notes is the difference between the acquisition cost, net of any principal repayment and amortization and the current, fair value, less any impairment loss recognized previously in profit or loss.

The carrying amount of financial asset carried at amortized cost is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

If in a subsequent period, the amount of impairment with respect to financial instruments carried at amortized cost decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit and loss. In such cases, the impairment is reversed up to the amortized cost that would have been recorded had the impairment not been recognized. Changes in impairment provision attributable to application of the effective interest method are reflected as component of interest income. If, in a subsequent period, the fair value of an impaired AFS debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired AFS equity security is recognized in other comprehensive income.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.	Inventories:

Inventories are stated at the lower of cost and net realizable value. Costs, including allocated fixed and variable overhead expenses, are assigned to inventories using the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs to completion and costs necessary to execute the sale. The cost of inventories, mostly Hotel inventory and fashion merchandise, is determined using the "first-in, first-out" method.

L.	Trading property and prepayment:

Real estate properties for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. The Group's trading properties are divided to three different classes (operational under development and undeveloped) and the following present the different methods to determine the net realizable value:

1.	Net realizable value for operating trading property is the estimated selling price in the ordinary course of business less estimated costs necessary to execute the sale.

2.
Net realizable value of trading property, which as per management judgment, will not be developed in the foreseeable future, is determined based on the fair value of each asset as-is, using either the comparable method or based on the residual value whereby all the items mentioned below (i.e.: selling price and estimated cost for completion and executing the sale) are discounted in the applicable discount rate and are excluding developer's profit.

3.
Net realizable value for trading property under construction or development or that is intended by management for development is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated costs necessary to execute the sale (including borrowing cost)whereby all the items are taken undiscounted. However, in the current year, as a result of the difficulties to properly estimate the timing and the probability to execute the development of certain projects as per Group's business plans, the net realizable value of these projects was also determined based on the residual method.

Costs of trading properties include costs directly associated with their purchase (including payments for the acquisitions of leasehold rights, borrowing cost, wages and stock-based compensation expenses) and all subsequent direct expenditures for the development and construction of such properties. Advance payments on account of trading property are recorded at their cost price and classified as trading property only after the purchase.

Cost of trading property is determined mainly on the basis of specific identification of their individual costs (other than non-specific borrowing costs capitalized to the cost of trading property).

As for borrowing costs capitalized to trading property - see note 2 Y.

As for write down of trading property - see note 2AC (1)a.

As for the operating cycle of trading property - see note 2E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.	Property plant and equipment:

(i)
In 2012, the Group selected to change the accounting policy with respect to property, plant and equipment (hotels), and to adopt the revaluation model as oppose to the cost model applied until December 31, 2011. The change in the accounting policy was prospectively applied commencing January 1, 2012.

According to the revaluation model, the hotels are presented in the consolidated balance sheets based on their fair value as of January 1, 2012, which in turn becomes as their carrying amount. The valuation Increase as of such date was initially recorded in other comprehensive income under "revaluation of property, plant and equipment" reserve.

Revaluations are carried out on a regular basis (generally each half year). A change in the value of the hotels resulting from revaluation or from exchange rate differences is attributable to other comprehensive income (any revaluation reserve is net of applicable deferred taxes).

The reserve derived from the revaluation of the hotels is transferred to retained earnings over the period for which the hotels are used by the Group. The transferred amounts equal the difference between the depreciation charge based on the revalued carrying amounts of the hotels and the depreciation charge based on the hotels' original cost. When a revaluated hotel is sold, the remaining amount in the revaluation reserve with respect to the same hotel (including any tax expenses) is directly transferred to retained earnings.

Property plant and equipment that are not hotels as of December 31, 2013 and 2012 are stated at cost less accumulated depreciation and accumulated impairment losses. Cost of land and building include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group's accounting policy described in note 2 Y. Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of income as incurred.

(ii)
Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

 Annual depreciation rates are as follows:

%

Hotels	1-4
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*)	Consists mainly motor vehicles, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

N.	Lease:

Lease payments under finance lease are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group's policy on borrowing costs (see Y below). Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments (including prepaid leasehold rights) are recognized as an expense on a straight-line basis over the lease term (including the period of renewal options that the Group intends to exercise).

O.	Other assets and deferred expenses:

Costs relating to initiation of real estate projects - such as costs incurred (prior to finalization of an investment transaction or land acquisition) are capitalized as incurred, as long as the investment or a property acquisition transaction is probable. these costs are charged to the cost of the investment or the real estate project upon the execution of the investment or the acquisition. Under circumstances in which the execution of investment or transaction is not probable or the expected economic benefit is doubtful, these costs are charged to the statement of income.

P.	Goodwill and intangible assets:

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment charges. Goodwill is not systematically amortized but rather is subject to impairment tests. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, (as at December 31) or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset of the unit. Impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of a subsidiary, the allocated goodwill is included in the determination of the profit or loss on disposal. The Group’s policy for goodwill arising on the acquisition of an associate is described in note 2G.

Intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Q.	Income taxes:

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current taxes
Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are non-taxable or deductible for tax purposes. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet date.

Deferred taxes
Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit; (ii) differences between the fair value of identifiable assets and liabilities of subsidiaries upon a business combination, and their value for tax purposes; and  (iii) tax losses and deductions that may be carried forward for future years or carried backwards for previous years.

Deferred taxes are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The calculation of deferred tax liabilities does not include taxes that would have arisen in the event of a realization of investments in certain investee companies or upon receiving their retained earnings as dividends, since it is management's policy not to realize these investees nor to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the Group. For certain other Group's investee companies, which management’s intention is to realize or to distribute their retained earnings as taxable dividend, tax liabilities (current and deferred) are recorded.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is to be settled or the asset is to be realized, based on tax rates and laws that have been enacted or substantively enacted as of the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax asset is recorded to the extent that it is probable that it would be realized against future taxable profits. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered in the future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as an expense or income in profit or loss, except (i) when they relate to items credited or debited directly to equity or in other comprehensive income, in which case the tax effect is also recognized directly in equity or in other comprehensive income; or (ii) where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACMCOUNTING POLICIES (CONT.)

R.	Impairment of tangible and intangible assets (excluding goodwill and including investments in associates):

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit the asset is part of.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market estimations of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the estimated recoverable amount of an asset (or cash-generating unit) is lower than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, which is no higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit and loss.

S.	Financial liabilities and equity instruments issued by the Group:

Equity instruments
An equity instrument is any contract that represents a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issuance costs.

Treasury stocks
Company's shares held by the Group (“dormant shares"), are presented at cost and deducted from shareholders equity of the Company according to the "treasury stock" method. The sale of treasury stock or the issuance of Company’s shares to third parties are recorded based on the fair value of the assets or cash received in consideration thereof or the fair market value of shares issued, as applicable. Income taxes resulting from sale of treasury stock (if any) are charged directly to the shareholders' equity. No gain or loss is recognized on the purchase, sale or issuance of treasury shares.

Convertible debentures
The components of convertible notes are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. Convertible instrument that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability at an amortized cost basis until conversion or the financial instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This component is recognized and included in equity and is not subsequently re-measured. Costs of issuance of convertible debentures are allocated to each component based on their fair value.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

S.	Financial liabilities and equity instruments issued by the Group (Cont.):

Financial liabilities

Financial liabilities of the Group are classified as either financial liabilities at fair value through profit and loss ("FVTPL") or other financial liabilities.

(i)
Financial liabilities at FVTPL

Financial liabilities of the Group at this category consist of derivatives that are not designated or effective as hedging instruments and financial liabilities designated at initial recognition to FVTPL if such designation at that date eliminates or significantly reduces a measurement of recognition inconsistency that would otherwise arise ("accounting mismatch"). The designation is not revoked even if the instrument giving rise to an accounting mismatch is derecognized. This category includes mainly debentures issued by a subsidiary under terms described in note 15 B Fair value is determined in the manner described in note 25D.

Financial liabilities at FVTPL are stated at fair value as of the balance sheet date, with any gain or loss from change in the fair value recognized in profit and loss.

(ii)
Other financial liabilities

Other financial liabilities of the Group consist of short-term credits, current maturities of long-term borrowing suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, unless recognition of interest is immaterial.

The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For these liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI through each balance sheet date. Rate of increase in the Israeli CPI in 2013 was 1.9% (2012- increase of 1.4%; 2011 - increase of 2.5%).

Buyback of debenture

The Group derecognizes a financial liability from its statement of financial position when repurchasing its debentures. The difference between the carrying amount of the debentures repurchased at the repurchase date and the consideration paid is recognized in profit or loss. See note 15 D (3).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

T.	Derivative financial instruments and hedge accounting:

The Group enters into a variety of derivative financial instruments, some of which are intended to mitigate its exposure to interest rate and foreign exchange rate risks, including interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in note 25.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured at their fair value each balance sheet date. The resulting gain or loss from a derivative is immediately recognized in profit and loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as cash flow hedges. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the derivative is more than 12 months and as a current asset or a current liability if the remaining maturity of the derivative is less than 12 months.

Hedge accounting

The Group designates certain hedging instruments, which include derivatives in respect of exposure to interest and non-derivatives (borrowings) in respect of foreign currency risk, at either cash flow hedges and interest or hedges of net investments in foreign operations. At the inception of the hedge relationship the Group documents the relationships between the hedging instrument and the hedged item, along with its risk-management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument used in a hedging relationship is highly effective in offsetting changes in foreign currency or cash flows of the hedged item. Movements in the hedging reserve in equity are detailed in the statement of other comprehensive income ("OCI").

▪
Cash flow hedge

The effective portion of changes in the fair value of derivatives is deferred in OCI. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts deferred in OCI are recycled in profit or loss in the periods when the hedged item is recognized in profit or loss. Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in OCI at that time remains in OCI and is recognized in profit or loss when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in OCI is recognized immediately in profit or loss.

▪
Hedges of net investments in foreign operations

The Group designated the changes in the spot rates of non-derivative financial instruments (Borrowings) as hedging of net investments in foreign operations. The effective portion of these hedges, are recognized in OCI in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses deferred in the foreign currency translation reserve are recognized in profit and loss on disposal of the foreign operation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

U.	Provisions and Contingent Assets:

Provisions - Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be measured with respect to the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the result of the discounted expected cash flows, as long as the effect of discounting is material.

Contingent assets - When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

V.	Retirement benefit costs:

Contributions to defined contribution retirement benefit plans are recognized as expense when employees have rendered service entitling them to the contributions. For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized immediately in the statement of income. The retirement benefit liability in the balance sheet represents the present value of the defined benefit less the fair value of plan assets.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

W.	Share-based payments:

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. The Fair value is measured using the Black and Scholes ("B&S") model except for capped-Stock Appreciation Rights ("SAR") for which the Group is using the binomial model. The expected life used in the B&S model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis for each award over the vesting period, based on the Group’s estimate of shares that will eventually vest. Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Group obtains the goods or the counterparty renders the service.

Modifications to share-based transaction arrangements are recognized if the effects of modifications increase the total fair value of the share-based payment transaction or are otherwise beneficial to the employee. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, unless additional vesting is required.

In cases where the exercise price is not established at the grant date, management determines the exercise price based on its understanding of the mechanism by which that price is to be determined.

Share based payment transactions in which the terms of the arrangement provide the counterparty with the choice of whether the transaction will be settled in cash (or other assets) or by issuing equity instrument, are measured at the fair value of the liability.  The Group re-measures the fair value of the liability at each balance sheet date and at the date of settlement, with any changes in the fair value recognized in profit or loss for the period.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.	Revenue recognition:

(i)
General - The Group recognizes revenue and gains when the amount of revenue, or gain, can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and specifics of each arrangement.

Rental income from commercial centers and revenues from investment property - Revenues from leasing of property and management fees, as well as rental income relating to the operations of commercial and entertainment centers are measured at the fair value of the consideration received or receivable. The lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

The leases generally provide for rent escalations throughout the lease term. For these leases, the rental income is recognized on a straight line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental income recognized on a straight line basis, represents unbilled rent receivables that the Group will receive only if the tenant makes all rent payments required through the expiration of the initial term of the lease.

The leases may also provide for contingent rent based on a percentage of the lessee’s gross sales or contingent rent indexed to further increases in the Consumer Price Index (CPI). For contingent rentals that are based on a percentage of the lessee’s gross sales, the Group recognizes contingent rental income when the change in the factor on which the contingent lease payment is based, actually occurs. Rental income for lease escalations that are indexed to future increases in the CPI, are recognized once the changes in the index have occurred.

(ii)	Revenues from hotel operations are recognized upon performance of service.

(iii)	Revenues and Gains from sales of real estate assets (including hotels), property, plant and equipment and trading properties are recognized when all the following conditions are satisfied:

a.	the Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;
b.	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;
c.	the amount of income can be measured reliably;
d.
it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer's initial and continuing investment is adequate to demonstrate commitment to pay);

e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and
f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

For sale transactions with some degree of continuing involvement assuming all the above criteria are met (for example, in a form of a guarantee to the buyer), income recognized at the date of sale is reduced by the estimated exposure to loss measured at fair value related to the continuing involvement.

(iv)	Revenues from the sale of goods in the retail industry are recognized upon delivery.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Y.	Capitalization of borrowing costs:

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized to the cost of those assets. A qualifying asset is an asset that necessarily takes a substantial period of time to get it ready for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Non-specific borrowing costs are capitalized to qualified assets not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized. All other borrowing costs are recognized in profit or loss in the period in which they are incurred. Borrowing costs qualified for capitalization include mainly: Interest expenses (including consumer price index linkage), amortization of cost of raising debt and foreign exchange on borrowing to the extent that they are considered as an adjustment to interest costs. The borrowing costs eligible for capitalization also include the net cash cost of swap and IRS transactions which are measured at FVTPL and which are related to a debenture measured also at FVTPL.

Capitalization of borrowing costs to qualifying assets commences when the Group starts the activities for the preparation of the asset for its intended use or sale and continues, generally, until the completion of substantially all the activities necessary to prepare the asset for its designated use or sale (i.e. when the commercial center is ready for lease).

In certain cases, the Group ceases to capitalize borrowing cost if management decides that the asset can no longer be defined as a "qualifying asset". In other circumstances, capitalization is suspended for certain time periods, generally where the efforts to develop a project are significantly diminished due to inter-alia lack of external finance, or ongoing difficulties in obtaining permits. The conclusions whether an asset is qualified for capitalization or not, or whether capitalization is to be suspended, are also dependent on management plans with regard to the specific asset, such as the ability to raise bank loans, find anchors and local market conditions that support or postpone the construction of the project.

Z.	Earning (loss) per share:

The Company presents basic and diluted earnings (loss) per share with respect to continued and discontinued operation. Basic earnings per share is computed by dividing income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of the outstanding ordinary shares during the period. In the computation of diluted earnings per share, the Company adjusts its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted earnings per share by the Company's interest in the investees including its holding in dilutive potential ordinary shares of the investees. In addition, the Company adjusts the weighted average outstanding ordinary shares for the effects of all the dilutive potential ordinary shares of the Company.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AA.	Statement of cash flows:

Investments in, and payments on account of, trading property are included as cash flow from operating activities. Interest and dividend received from deposits and investments are included as cash flow from investing activities. Dividend paid to the Company's shareholders, interest paid on the Group's borrowings (including interest capitalized to qualifying assets) and cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are included as cash flow from financing activities.

AB.	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

4.	represents a separate major line of business or geographical area of operations;

5.	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

6.	is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs on disposal or when the operation meets the criteria to be classified as held-for-sale, if earlier.

When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

AC.	Critical judgment in applying accounting policies and use of estimates:

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying the Group's accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements.

The followings are the critical judgments and key sources of estimation that management has made while applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in these financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)    Use of estimates

a.       write down of trading properties

The recognition of an write down to the Group's trading properties is subject to a considerable degree of judgment and estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different results and could have a material adverse effect on the Group's consolidated financial statements.

This valuation becomes increasingly difficult as it relates to estimates and assumptions for projects in the preliminary stage of development in addition to current economic uncertainty and the lack of transactions in the real estate market in the CEE and India for same or similar properties.

Management is responsible for determining the net realizable value of the Group’s trading properties. In determining net realizable value of the vast majority of Trading Properties, management utilizes the services of an independent third party recognized as a specialist in valuation of properties. Independent valuation reports as of December 31 2013 and 2012 were prepared by Cushman & Wakefield and Jones Lang Lasalle, respectively.

On an annual basis, the Group reviews the valuation methodologies utilized by the independent third party valuator service for each property. The main features included in each valuation are:

1.	Operating trading properties (mainly shopping centers)

The net realizable value of operating shopping centres include the rental income from current leases and assumptions in respect of additional rental income from future leases in the light of current market conditions. The net realizable value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property. The Group uses assumptions that are mainly based on market conditions existing at the reporting date.

The principal assumptions underlying management’s estimation of net realizable values for operating shopping centres are those related to the receipt of contractual rentals, expected future market rentals, void periods, maintenance requirements and appropriate discount rates. These valuations are regularly compared to actual market yield data and actual transactions made by the Group and those reported by the market, if available. Expected future rentals are determined on the basis of current market rentals for similar properties in the same location and condition.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)     Use of estimates

                                                  a.       write down of trading properties (cont.)

2.	Undeveloped trading properties

The vast majority of the Group's undeveloped real estate assets are lands which are designated for development of shopping centers and residential units.

The net realizable value in case of an undeveloped project is determined based on the Group business plans for the specific project as of the balance sheet date. Some of the Group's lands are designated for future development in the foreseeable future. Other undeveloped lands are in early planning stage or are planned to be sold at their current status.

A considerable degree of Judgment is required in order to determine whether a specific real estate project can be developed in the foreseeable future or not. The most significant factors in such decision are: market condition in the sounding area of the project, availability of   bank financing for the development, competition  in the area, zoning and building permits to the Project, the liquidity of the Group and its ability to invest equity into the project, the ability of the Group to enforce the joint development agreement on its partners in our Joint venture project (mainly residential project in India),  the scale of the project and the ability of the Group to execute it and others. As explained below, the status of the project, as determined by management in each reporting period, also determines the net realizable value which will be used in the preparation of the financial statements. Therefore a change in each of the factors mentioned below may lead to a change in the status of a project (from project designated for future development to project in hold) and may  cause an additional write down which was not recognized  in these financial statement;

As for accounting policies in respect of the measurement of net realizable value for undeveloped trading property – see note L above.

2.1	Critical assumptions under the Residual method

Estimations of fair value under the residual method involve in general, critical estimation and takes into account special assumptions in the valuations, many of which are difficult to predict, in respect of the future operational cash flows expected to be generated from the real-estate asset and the yield rate which will be applied for each real estate asset.Actual results could be significantly different than the estimates and could have a material effect on the financial results.

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect the Group's best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, the Group takes assumptions the major of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rate (in respect of hotels) rental and management fees rates (in respect of shopping and entertainment centers), selling price of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others. In addition the process of construction is long, and subject to approvals and authorization from local authorities. It may occur that building permits will expire and will cause the Company additional preparations and costs, and can cause construction to be delayed or abandoned.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                        AC.         Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)     Use of estimates

a.	write down of trading properties (cont.)

2.    Undeveloped trading properties (cont.)

2.1  Critical assumptions under the Residual method (cont.)

The yield rate reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to each asset, and it also reflects the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the Group expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets, or where such transactions do not exist, based on external appraisers.

2.2  Critical assumptions under the comparable method

Valuation by comparison is essentially objective, in that it is based on an analysis of the price achieved for sites with broadly similar development characteristics. Valuation by comparison is generally used if evidence of actual sales can be found and analysed on a common unit basis, such as site area, developable area or habitable room.

Where comparable development cannot be identified in the immediate area of the subject site or when sales information is not clearly available through common channels of information (internet, newspapers, trade journals, periodic, market research) it is necessary to look further out for suitable comparable and to make necessary adjustments to the price in order to account for dissimilarities between the comparable development and the subject site. Such adjustments include, but not limited to:

•
Adjustment in respect of the time of the transaction. Market conditions at the time of the sales transaction of a comparable property may differ from those on the valuation date of the property being valued. Factors that impact market conditions include rapidly appreciating or depreciating property values, changes in tax laws, building restrictions or moratoriums, fluctuations in supply and demand, or any combination or forces working in concert to alter market conditions from one date to another.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)     Use of estimates

a.	write down of trading properties (cont.) 2. Undeveloped trading properties (cont.)

                                                                    2.2     Critical assumptions under the comparable method (cont.)

•
Adjustment in respect of asking price and condition of payment. The special motivations of the parties to the transaction in many situations can affect the prices paid and even render some transactions as non-market. Examples of special conditions of sale include a higher price paid by a buyer because the parcel has synergistic, or marriage, value; a lower price paid because a seller was in a hurry to conclude the sale; a financial, business, or family relationship between the parties involved in the transaction, unusual tax considerations; lack of exposure of the property in the (open) market; or the prospect of lengthy litigation proceedings.

•
Adjustment in respect of size, shape and surface area. Where the physical characteristics of a comparable property vary from those of the subject property, each of the differences is considered, and the adjustment is made for the impact of each of these differences on value

•
Adjustment in respect of location. The locations of the comparable sale properties and the subject property are compared to ascertain whether location and the immediate environs are influencing the prices paid. The better location a property is located in the more it is worth per square meter; and conversely the worse location a property is in the less it is worth per square meter. An adjustment is made to reflect such differences based on the valuator's professional experience. Extreme location differences may indicate that a transaction is not truly comparable and are disqualified.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)     Use of estimates (Cont.)

b.
Litigation and other contingent liabilities

The Group is involved in litigation, tax assessments and other contingent liabilities in substantial amounts including certification requests for class actions (see note 18B). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management's estimation. The Group periodically evaluates these estimations and makes appropriate adjustments to the provisions recorded in the consolidated financial statements. In addition, as facts concerning contingencies become known, the Group reassesses its position and makes appropriate adjustments to the consolidated financial statements. In rare circumstances, mainly with respect to class actions, when the case is unique, complicated and involves prolong and uncommon proceedings, the Group cannot reliably estimate the outcome of said case.

c.
Accounting for income taxes

The calculation of the Group's tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group is required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized.

d.
Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the on-going construction activities of the Group, and result from obligations the Group has towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that the Group may have to settle. In addition, the Group's operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances the Group is required to determine whether the building permits it obtains have not yet expired. It may occur that building permits have expired which might impose on the Group additional costs and expenses, or delays and even abandon project under construction.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)     Use of estimates (Cont.)

e.
Fair value of hotels

The Group determines the fair value according to accepted evaluation methods for real estate properties. Fair value relies on appraisals performed by external local knowledgeable independent real estate appraisers.

The factors taken into account in assessing valuations may include:

•	Assuming a transaction/price between willing buyer and a willing seller, without duress and an appropriate time to market the property to maximize price;

•	Capitalization rates used to value the asset, market rental levels and lease expiries;

•	Average room rate of the hotels;

•	Discounted cash flow models;

•	Available sales evidence; and

•	Comparisons to valuation professionals performing valuation assignments across the market.

When the fair value of hotels is determined based upon the discounted cash flows ("DCF") approach, which is the major model the Group implements, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market benchmarks, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the hotels. The predominant assumptions that may cause substantial changes in the fair value are the capitalization rate, the expected net operating income and the interest rate for discounting the cash flows. Altogether, considering the degree of certainty, or uncertainty, of the markets in which the Group operates.

IFRS 13 standard requires to categories fair value valuations according to Levels 1 to 3 based on the degree to which the significant inputs of fair value are observable Under IFRS 13, Level 3 is related to fair value measurements derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).Due to mentioned above, hotels which are measured at the DCF approach are categorized as Level 3.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)     Use of estimates (Cont.)

f.
Fair value of associate

Following the Group loss of control over Insightec in December 2012 (see note 8 A), the Company ceased to consolidate Insightec's financial statements. Commencing that date, the Company accounts for the remaining of its investment in Insightec based on the equity method, whereas the cost of the remaining investment was determined based on the fair value of Insightec as of such date.

As a result, in 2012 the Company has recorded a gain in the amount of NIS 216 million, which was presented under discontinued operations. The fair value of the Group's remaining investment in InSightec as of December 31 2013, amounted to NIS 150 million.

The Company determined the fair value of InSightec using third party appraiser who has the required skills, experience and ability, based on the value reflected in GE's last round of investment in InSightec. In the opinion of the Company, which is based, inter alia, on the opinion of the appraiser, it is more appropriate to use that value, as oppose to other economic models, even though GE is an existing shareholder in InSightec.

The total value of InSightec was allocated to the Company's interest, based on the liquidation preference of each type of Insightec's shares held by the Group, as determined in InSightec's article of association, given the occurrence of certain events such as sale, liquidation, merger, initial prospectus offering (Organic Change"). The Company used the B&S model for the valuation process.

In light of the Group's investment in various shares of InSightec, the forecast of the Company's management as for the timing of an any Organic Change, as well as for determining the probability of the occurrence of each change, requires broad judgmental consideration, and therefore has a material effect on InSightec's fair value and accordingly, on the gain recognized by the Company and on its shareholders' equity as of December 31, 2012.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(2)     Critical judgment in applying accounting policies

a.
Capitalization of financing costs

The Group capitalizes finance costs to real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes, inter-alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use considerable degree of judgment and estimations. In addition, management's need to determine whether to capitalize non-specific borrowing costs to qualified assets, in cases in which the entity of the Group that raised the borrowing is not the one that owns the qualified asset, is a critical judgment. Furthermore, suspension of capitalization of borrowing costs during periods in which a disrupt of the development of activities occurs, if the disrupt prolongs over a significant period of time, is a critical judgment. Also the determination that a real estate asset is no longer designated for development or construction requires judgmental considerations.  In view of the continuous financial crisis, management decided on suspension of capitalizing of finance to all of its projects, effective July 1, 2013.

b.
Classification of trading property as current/non-current asset

The Company classifies its assets and liabilities as current or non-current based on the operating cycle of each of its operations (generally 12 months). Careful consideration is required with respect to assets and liabilities associated with the Group's operations of commercial centers and trading property, where by their nature the operating cycle is more than 12 months. These assets and liabilities are classified as current only if their operating cycle is clearly identifiable. In accordance with guidance set out in IAS 1 if the Company cannot clearly identify the actual operating cycle of a specific operation, then the assets and liabilities of that operation are classified as non-current. The Company's determination of its inability to clearly identify the actual operating cycle is a matter of judgment. A different conclusion can materially affect the classification of current assets and current liabilities. See also note 2 E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AC.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(2)     Critical judgment in applying accounting policies (Cont.)

c.
Classification of operating commercial centers as trading property rather than investment property

Management classified operating shopping centers as trading property rather than investment property even though the Group currently earning rental income from these properties. PC's business model is to sale the shopping centers in the ordinary course of its business. An operational commercial center becomes attractive to potential buyers when its occupancy reaches at least 95%. Based on PC's historical experience, this threshold ensures that it will gain the best price for these projects.

The lingering real estate and financing crisis in CEE over the last four years has forced PC's management to revise its approach in order  to accomplish its business model (i.e., to sell its operational commercial centers) by expanding the time period in which operational commercial centers are sold. Specifically, said objective change in economic environment dictated PC to apply the criterion of "ready for intended use" by lengthening the period required to reach the defined occupancy threshold, before the operational commercial center is indeed ready for its intended use (that is, prepared for sale). Accordingly, any rentals obtained during that interim period are incidental to the sale of PC's shopping centers and constitute part of the activities required to bring them to their intended use.

Consequently, in the interim period from completion of construction until the shopping center is sold, PC has been maintaining and operating its completed shopping centers, and during that interim period the shopping centers are classified as trading property.

AD.	New standards and Interpretations which have been adopted in these financial statements

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Group has applied for the first time IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance.

The impact of the application of these standards is set out below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AD.	New standards and Interpretations which have been adopted in these financial statements (Cont.):

1.
IFRS 10 – 'Consolidated Financial Statements'

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to Variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including:

(a)	An investor has power over an investee;

(b)	The investor has exposure, or rights, to variable returns from its involvement with the investee; and

(c)	The investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

  IFRS 10 had no impact on the consolidation of investments held by the Group.

2.
IFRS 11 – 'Joint arrangements'

IFRS 11 replaces IAS 31 'Interests in Joint Ventures' and SIC-13 'Jointly-controlled Entities — Non-monetary Contributions by Venturers'. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. The application of this new standard impacted the financial position of the Group by replacing proportionate consolidation of the Groups joint ventures with the equity method of accounting.

IFRS 11 is effective for annual periods beginning on or after 1 January 2013. The effect of IFRS 11 is described below and includes quantification of the effect on the financial statements. IFRS 11 requires retrospective application for periods starting 1.1.2012 and accordingly, financial statements for comparison year of 2011, have not been amended and the groups joint ventures are accounted for using the proportionate consolidation model.

Prior to the adoption of IFRS 11, the Group’s interest in its Joint arrangements were classified as a jointly controlled entity and the Group’s share of the assets, liabilities, revenue, income and expenses were proportionately consolidated in the consolidated financial statements. Upon adoption of IFRS 11, the Group has classified its Joint arrangements as joint ventures and accordingly, is required to use the equity method of accounting as prescribed by IAS 28 – 'Investment in Associates and Joint Ventures'.
As of the initial application date of 1.1.2012, the Group has ceased to capitalize financial expenses on its investments in joint ventures.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AD.	New standards and Interpretations which have been adopted in these financial statements (Cont.):

2.	IFRS 11 – 'Joint arrangements' (Cont.)

  Following is a quantitive disclosure of amount affected by initial application of IFRS 11 in 2012 annual statements:

  Opening balance for initial application period – statement of financial position

	January 1 2012 As reported	IFRS 11 Adjustments Increase/ (Decrease)	January 1 2012 As restated
Items	(in thousand NIS)

Current assets	1,258,227	(162,960)	1,095,267
Non-Current Assets	9,112,840	(2,205,886)	6,906,954
Total Assets	10,371,067	(2,368,846)	8,002,221

Current Liabilities	2,226,971	(435,414)	1,791,557
Non-Current Liabilities	6,605,226	(1,924,847)	4,680,379
Total Liabilities	8,832,197	(2,360,261)	6,471,936

Net Assets (equity)	1,538,870	(8,585)	1,530,285

Non-Controlling interest	1,179,240	(8,585)	1,170,655

  The effect of application of IFRS 11 – statement of financial position 31.12.2012

	December 31 2012 As reported	IFRS 11 Adjustments Increase/ (Decrease)	December 31 2012 As restated
Items	(in thousand NIS)

Current assets	1,084,410	(42,341)	1,042,069
Non-Current Assets	6,010,001	(309,423)	5,700,578
Total Assets	7,094,411	(351,764)	6,742,647

Current Liabilities	1,788,117	(66,456)	1,721,661
Non-Current Liabilities	3,885,165	(253,287)	3,631,878
Total Liabilities	5,673,282	(319,743)	5,353,539

Net Assets (Equity)	1,421,129	(32,021)	1,389,108

Non-Controlling interest	1,111,523	(11,045)	1,100,478

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AD.	New standards and Interpretations which have been adopted in these financial statements (Cont.):

2.	IFRS 11 – 'Joint arrangements' (Cont.) The effect of application of IFRS 11 – Statement of income

	December 31 2012 As reported	IFRS 11 Adjustments Increase/ (Decrease)	December 31 2012 As restated
Items	(in thousand NIS)
revenues	495,933	(77,452)	418,481
Gains and other	238,397	(27,969)	210,428
Total revenues and gains	734,330	(105,421)	628,909

Expenses and losses	1,294,901	(77,970)	1,216,931

Loss before income taxes	(560,571)	(27,451)	(588,022)

Profit (loss) for the year	(455,500)	(28,484)	(483,984)

Equity holders of the Company	(293,590)	(22,156)	(315,746)
Non-controlling interest	(161,910)	(6,328)	(168,238)
Profit (loss) for the year	(455,500)	(28,484)	(483,984)

  The effect of application of IFRS 11 – statement of Cash flows

	December 31 2012 As reported	IFRS 11 Adjustments Increase/ (Decrease)	December 31 2012 As restated
Items	(in thousand NIS)
Net cash used in operating activities	(148,624)	(167,165)	(315,789)
Net cash provided by (used in) investing activities	1,846,028	(390,517)	1,455,511
Net cash provided by (used in) financing activities	(1,770,145)	617,263	(1,152,882)
Net Decrease in cash and cash equivalents	(72,741)	59,581	(13,160)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AD.	New standards and Interpretations which have been adopted in these financial statements (Cont.):

3.
Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (see notes 8, 9, 10 for details).

4.
IFRS 13 Fair Value Measurement

The Group has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements,

IFRS 13 requires prospective application from 1 January 2013. The Group has not made any new disclosures required by IFRS 13 for the 2012 comparative period. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognised in the consolidated financial statements.

5.
IAS 1 – 'Presentation of Items of Other Comprehensive Income'

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Group’s financial position or performance.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AE.	New accounting standards and clarifications issued that are not yet effective:

The following are new accounting standards, amendments to standards and clarifications which are applicable, or are expected to be applicable, to the Group, and which have not yet become effective:

•
IFRS 9, Financial Instruments

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for Derecognition.

Key requirements of IFRS 9 are described as follows:

IFRS 9 requires all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION

A.	The Company's plan of arrangement

(1)
Until February 2013, the Company repaid all the principal and interest payments relating, inter alia, to its debenture and bank loans according to their schedules.

On February 5, 2013, the Company's Board of Directors decided to delay, at this stage, the payments of principal to Series A and Series B Note holders. On February 19, 2013, the Company's Board of Directors resolved to suspend also any interest payments relating to all the Notes. Following the signature of the Company's Letter of Undertaking, the Company agreed to suspend all payments to its unsecured creditors and to its secured creditors unless such payment is derived from the collaterals granted (see note 18 A (4) ).

(2)
On May 8, 2013, the Company filed its original plan of Arrangement with the Court. Since that date the Company has adjusted its plan of arrangement several times (on June 17, 2013, July 15, 2013, July 16, 2013 and September 18, 2013).

As of December 31, 2013, the outstanding balance of all accrued and unpaid financial debt (including interest and CPI linkage) under the Notes and other unsecured loans (collectively, the “Unsecured Financial Debt”) equaled approximately NIS 2.4 billion (approximately $754 million). Pursuant to the terms of the Company Proposal, (as adjusted from time to time as mentioned above), upon the effectiveness of the Arrangement all of the Company's Unsecured Financial Debt will be extinguished and exchanged for new Shares and new notes to be issued by the Company, as follows:

(a)
The Company will issue new Ordinary Shares, representing immediately following such exchange 95% of its outstanding share capital on a fully diluted basis, excluding existing options to purchase up to 1,729,251 Ordinary Shares granted to the Company's and the Company's affiliates’ employees and office holders prior to the Arrangement.

(b)
The Company will issue two series of new notes in the aggregate principal amount of NIS 666 million. The first series of new notes ( "Series H")  will be in the aggregate principal amount of NIS 448 million, repayable in a single payment at the end of four and half years from the earlier of the date of issuance thereof or December 1, 2013 (may 31, 2018). The second series of new notes ("Series I") will be in the aggregate principal amount of NIS 218 million, repayable in a single payment at the end of six years from the earlier of the date of issuance thereof or December 1, 2013. Both series of the new notes will bear interest at the rate of 6% per annum and will be linked to the Israeli consumer price index. Interest on the first series of new notes will be payable in cash on a semi-annual basis, while interest on the second series of new notes will be accrued to the Principal and will be payable on the final maturity date.

In addition, the new notes will include mandatory prepayment provisions in the event the Company pays a cash dividend or makes any other distribution, such that the Company will be obligated to prepay an amount equal to the amount distributed by the Company, in the following order: (i) first, towards all unpaid amounts under the Series H, and (ii) secondly, towards all unpaid amounts under Series I.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -      FINANCIAL POSITION (Cont.)

A.	The Company's Plan of Arrangement (Cont.)

(2)             (Cont.)

(b)
(Cont.)

Collaterals – the notes will be secured by (i) a first ranking floating charge on all the Company's property and assets and first ranking charges over the Company’s existing and future interest and rights in and to the Company's wholly owned subsidiaries, Elbit Ultrasound (Luxembourg) B.V./Sa.r.l (“EUL LUX”) and Elscint Holdings and Investments N.V. (“Elscint Holdings”), including rights to any amount owed to the Company by each of EUL LUX and Elscint Holdings, in favor of Series H notes and  similar second ranking charges in favor of Series I notes,  (ii) a corporate guarantee by each of EUL LUX and Elscint Holdings in favor of the new notes, and (iii) a negative pledge over its respective assets to be provided by each of EUL LUX and Elscint Holdings. The collaterals securing the new notes will be subject to exceptions as set forth in the adjusted Arrangement.

In addition, at any time during the term of either series of the new notes, the Company may create a senior lien in order to refinance the Company's outstanding indebtedness to Bank Hapoalim.

(c)
The new Shares and the new notes will be allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the effective date of the Arrangement. The new Shares will be listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the new notes will be listed for trading on the Tel Aviv Stock Exchange at the effective date of the Arrangement. The Company will endeavor to file with the Securities and Exchange Commission within 30 days of the effective date of the Arrangement a registration statement with respect to the new Shares held by shareholders who are deemed "affiliates" by virtue of their holdings. On March 13, 2014 the Company has filed the registration statements to the SEC.

(d)
Eastgate warrant

Eastgate Property LLC ("Eastgate") holds a warrant to purchase up to 3.3% of the Company's fully diluted share capital (subject to certain exceptions) at the time of exercise of the Warrant, for no consideration, until March 31, 2014. Pursuant to an understanding between the Company and Eastgate, Eastgate will exercise the warrant for 1,924,215 Shares (0.35%) immediately following the consummation of the Arrangement, at which time the warrant will terminate.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION (Cont.)

A.	The Company's Plan of Arrangement (Cont.)

(2)         (Cont.)

(e)
Amendments to the Company's Articles of Association

Pursuant to the terms of the Adjusted Arrangement, the Company will amend its Articles of Association such that it will include the following Articles:

Special tender offer
In the event a person is required to conduct a "Special Tender Offer" pursuant to the provisions of the Companies Law as a result of an acquisition of Ordinary Shares that will cause that person to become a holder of 25% or more of the voting rights at a general meeting of shareholders (a "baal dvukat shlita"), that person shall offer to acquire Ordinary Shares representing at least 10% of the voting rights in the Company in such Special Tender Offer, provided, however, that the minimum required to be acquired pursuant to the Companies Law (currently 5%) shall remain unchanged. To remove doubt, if offerees holding more than 5% of the voting rights in the Company accepted the Special Tender Offer, the Offeror shall be obligated to purchase from such offerees the lower of (i) the number of Ordinary Shares representing the amount of the voting rights in the Company for which the Offeror tendered, or (ii) the number of Ordinary Shares with respect to which offerees have accepted the Special Tender Offer.

Special approval for new fields of business
A decision by the Company to engage in a new field of business which is material to the Company, in which neither the Company nor any of its subsidiaries is engaged and which new field of business is not complementary to the business of the Company or its subsidiaries, shall require the unanimous approval of all of the members of the Company's board of directors present and lawfully entitled to vote at the relevant meeting.

(f)
Elbit Medical

The corporate organs of the Company, as appointed after the closing of the Arrangement, will be assigned the task of examining the issue of realization of the Company's shares in Elbit Medical Technologies Ltd. ("Elbit Medical").

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION (Cont.)

A.	The Company's Plan of Arrangement (Cont.)

(2)         (Cont.)

(g)
Additional provisions

Upon the effectiveness of the Arrangement, the Company, its office holders, the Noteholders and the other unsecured financial creditors, the trustees for the Noteholders and shareholders and their respective affiliates and representatives will be released from any and all claims the grounds of which preceded the effectiveness of the Arrangement, including all claims related to the Notes and the management of the Company and all companies under its control, other than claims related to acts or omissions that were criminal, willful or fraudulent (the "Waiver"). Accordingly, the applicable pending legal proceedings against the Company, its office holders or its controlling shareholder will be dismissed (including the purported class action lawsuit mentioned in note 18 B (7)). Mr. Zisser who serves as the Company's CEO and Executive President and member of the Board, will not be included in the Waiver provided to the Company's other officers and directors (with respect to any and all of its capacities and positions in the Company), without derogating from any right, including his existing rights of indemnification and insurance coverage, except that all legal proceedings pending against him and/or his affiliates will be dismissed. Notwithstanding the aforementioned, in the event a claim will be made against one of the released parties by any person (a "Plaintiff") for any cause of action, including a cause of action included under the Waiver, the defendant ("Defendant") will not be precluded by virtue of the Waiver from filing a counter-claim against the Plaintiff and/or a third-party claim against any other person (including the released parties) (the "Third Party"), without prejudicing the Third Party's right under the Waiver against the Plaintiff. Notwithstanding the aforementioned, the Company will not be allowed to file third-party claims against any of the released parties.

(h)
Tax ruling

On July 11, 2013, the Company received a tax ruling from the Israeli Tax Authority ("ITA") as to the tax, if any, that would be applicable to the Company and the unsecured financial creditors as a result of the transactions contemplated under the Company Proposal. The ruling generally provides that, upon the closing of the Arrangement, the Company's unsecured financial creditors will be deemed to have sold their debt (first accrued interest and then outstanding principal) in consideration for the new notes and Shares issued in the Arrangement, which shall be valued at the respective closing prices thereof on the TASE on the first trading day following the closing. The Arrangement will be treated as a tax event for the Company, as well, namely, as financial income or forgiveness of debt in the amount of the difference between the amount of the Unsecured Financial Debt and the value of the new notes and Shares as aforesaid. The resulting gain may be offset against net operating losses, capital losses and impaired investments in subsidiaries.

 ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 3 -        FINANCIAL POSITION (Cont.)

A.	The Company's Plan of Arrangement (Cont.)

(2)         (Cont.)

(i)
Conditions precedent

The Arrangement is subject to various conditions, including: (i) the receipt of the approval by the requisite majority of the Company's unsecured financial creditors under Section 350 of the Companies Law (for the results see note j below); (ii) the receipt of the approval of the Court under Section 350 of the Companies Law, following a hearing on the fairness of the Arrangement to our unsecured financial creditors (for the court ruling see note j below); (iii) the receipt of the approval of the Tel Aviv Stock Exchange; (iv) the receipt of a tax ruling issued by the ITA regarding the tax, if any, applicable to the Company and the unsecured financial creditors as a result of the Arrangement (which was obtained on July 11, 2013); (v) the receipt of all requisite corporate approvals; (vi) the receipt of any other approvals required by law or material contracts to the extent required to consummate the Arrangement, (vii) reaching an agreement with Bank Hapoalim BM (the "Bank") or receipt of a Court order pursuant to either of which subject to payment of due amounts to the Bank within seven days following the closing of the adjusted Arrangement and for so long as the Company is paying all due amount pursuant to the payment schedule under the existing agreements between the Company and its subsidiaries and the Bank (all assuming the Bank waives its demands to repay immediately all outstanding amounts owed to the Bank under the aforementioned agreements), the Bank shall not be entitled to demand immediate repayment of the entire amounts owed by the Company and its subsidiaries to the Bank, or the Bank and the Company shall reach any other agreement, which agreement is subject to the approval of the Company's unsecured financial creditors in simple majority (see C below), and (viii) the trustees of the new notes will receive any and all documents required which should be delivered under the Arrangement’s documents on or before the effectiveness of the Arrangement.

(j)
The Results of the voting of the Company's unsecured financial creditors

On October 17, 2013 the adjusted plan of arrangement was approved by the Company's unsecured financial creditors representing approximately 97% of unsecured financial debt. The Company submitted to the Court a motion to approve the Arrangement. On January 1, 2014, the Court ruling approved the Arrangement.

 ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION (Cont.)

A.	The Company's Plan of Arrangement (Cont.)

(2)         (Cont.)

(k)
Series B appeal

On February 2, 2014 the holder of Series B Notes (the “Holder”), which filed a purported class action lawsuit against the Company (see note 18 B (7)) filed with the Israel Supreme Court an appeal arguing that the Court erred in approving the Arrangement. It is noted that such appellant holds approximately 0.1% of the total unsecured debt of the Company.  The Company rejects such argument and intends to defend the case vigorously. The hearing to this appeal was scheduled on February 11, 2015.

(l)
45 business days postponement  for creating and registering the collaterals

On February 10, 2014 99.8% of Company’s unsecured financial creditors voted in favor of  the postponement of the creating and registering of the collaterals securing the new notes which shall be issued under the terms of the plan Arrangement by 45 business days following the closing of the Arrangement. Accordingly the creating and registering shall be deemed an undertaking of the Company (rather than a condition precedent to the closing of the Arrangement),  the failure to satisfy thereof, shall render the holders of the New Notes the right to demand early repayment of any and all amounts due under the New Notes .

(m)
Consummation of the debt restructuring

On February 20, 2014 the closing of the Arrangement took place As part of the Arrangement, 509,713,459 ordinary shares were issued to the Company’s unsecured financial creditors, the warrant to purchase ordinary shares of the Company issued to Eastgate Property LLC, was exercised for 1,924,215 ordinary shares and terminated.

Following the Closing, the issued and outstanding share capital of the Company consists of 553,134,519 ordinary (following the issuance of shares to Bank Hapoalim- see note C below) As of the Closing the Company issued two series of new notes as follow: NIS 448 million aggregate principal amount of Series H notes and NIS 218 million aggregate principal amount of Series I notes. As for shares and notes placed in escrow due the ongoing dispute with Bank Leumi – see D below

Following the consummation of the Company's plan of arrangement as described above and taking into account also the uncertainty surrounding PC as described in B below  and based on the Company's cash flow projections, the Company believes that it will be able to serve its indebtedness and  continue its operations in the foreseeable future.

 ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION (Cont.)

A.	The Company's plan of Arrangement (Cont.)

(2)         (Cont.)

(n)	Purported restructuring accounting The accounting consequences as a result of the consummation of the restructuring on the Company's debt and equity are as follows:

a)
In accordance with IAS 39, the exchange of existing debt instruments with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

b)	For each existing debentures series, the terms had been examined and found to be substantially different and accordingly are to be extinguished with new debt and equity instruments issued.

c)
As described in 2 (a) above as part of the restructuring, the Company issued 509,713,459 new ordinary shares and two series of new notes to its unsecured financial creditors. These new ordinary shares and new notes shall be recognized using their fair value at the date of issuance.

d)
The difference between the sum of the fair value of the new ordinary shares and the fair value of the new notes to the carrying amount of the all the Company's unsecured financial debts(as determined in the Plan of Arrangement )  shall be recognized in profit and loss. Below is calculation of the profit which will be recognized:

NIS thousand

Fair value of new ordinary shares	305,828
Fair value of new debentures	551,691
Total fair Value of new securities	857,519
Carrying amount of unsecured financial creditors extinguished	2,465,823
Profit from debt restructuring	1,608,304

Accordingly, the increase in the company's shareholding equity is expected to be approximately NIS 1.9 billion and the shareholder equity is expected to be NIS 1.5 billion.

e)
As per the tax ruling (see 18 B (4)) the Company will also record a gain for tax purposes in its financial statements. The Company does not expect any material tax liability as a result of the profit from the debt restructuring as it will be offset against carried forward losses and impaired investments in subsidiaries. See note 17 D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION (Cont.)

B.	Plaza Centers' plan of arrangement

On November 14, 2013, PC announced that its board of directors has concluded that PC will withhold payment on the upcoming maturities of its bonds and approach its creditors with a restructuring plan. Specifically, PC's board resolved to withhold the repayment of approximately EUR 15 million to its Polish bondholders due on November 18, 2013; and approximately additional EUR 17 million to Israeli bondholders due on December 31, 2013 (total of NIS 152 million).

On November 18, 2013 PC, filed for reorganization proceedings with the District Court of Amsterdam (the “Court”) and submitted a restructuring plan to the Court. Pursuant to Dutch reorganization proceedings, the Court has appointed an administrator. PC's management in co-operation with the administrator manages the affairs of the PC. In practice, under such proceedings the administrator has a supervisory role (rather than an initiative role), responsible mainly to assure that there is no unauthorized leakage of assets/funds from PC.

PC's ordinary unsecured creditors become subject to a stay and PC has the ability to restructure its debts during the moratorium with majority consent of its creditors.

Main features of PC’s debt restructuring plan include:

1.	Deferral of payment obligations to PC’s creditors for a period of three to four years, or shorter if cash flow permits;

2.	Allotment of options to purchase 9.9% of PC's shares at an exercise price of GBP 0.25 per share;

3.	increased interest compensation to by 1.5% to bondholders;

4.	negative pledge on all the PC and its subsidiaries' assets;

5.	potential issuing of rights by shareholders, and;

6.	dividend distribution restriction.

The meeting of creditors to approve the plan is scheduled to June 26, 2014. The bondholders have the right to accept or to refuse the above mentioned features of the debt restructuring plan.  Such refusal will lead to the liquidation of PC.

The above described raise substantial doubt about PC's ability to continue as a going concern. PC's financial statements, which are consolidated in the Company's financial statements, have been prepared assuming that PC will continue as a going concern.  Accordingly, these consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding PC.

These consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding PC as described above nor does it include the consequences of PC's plan of arrangement on the consolidated financial statements. The results of PC's plan of arrangement on the consolidated financial statements will be reflected upon the closing of PC's plan of arrangement.

The Company's share in PC's shareholders equity as of December 31, 2013 amounted to NIS 567 million. The market value of the Company's share in PC's shares based on their price in the LSE as of December 31, 2013 amounted to NIS 92 million.

See note 26 G, regarding the amendments made on March 26 to the debt restructuring plan and note 3 A (2) m regarding the Company's ability to serve its indebtness.

 ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION (Cont.)

C.	Bank Hapoalim Refinancing Agreement.

On June 6, 2013, the Company received a letter from Bank Hapoalim, demanding repayment within seven days of the outstanding balance of the loan, without prejudicing its right under any other loan facility to which the Company is a party as a guarantor or otherwise. Bank Hapoalim stated that it was taking this action in light of the Company's alleged breaches under the loan, including, inter alia, non-payment to Bank Hapoalim on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the loan and adverse change in the Company's financial position. On November 26, 2013, the Company announced the results of the meeting (the "Meeting") of the Company’s unsecured financial creditors that voted on the general terms of agreement to be entered into with Bank Hapoalim B.M. (the "Bank").

At the Meeting, unsecured financial creditors holding approximately 70.6% of the aggregate voting power that have participated in the Meeting, voted in favor of the Proposed Refinancing which is details are set below:

1.	Loan Amount: The outstanding balance of the Bank's loan (principal) as of December 31, 2013 is approximately US$48 million (NIS 171 million).

2.	Interest: The loan will bear interest of LIBOR + 3.8% (to be paid on a quarterly basis) + 1.3% (which shall accrue and be paid in a single installment on the maturity date of the loan principal).

3.	Maturity Date: The loan principal will be repaid in a single installment at the third anniversary of the Closing Date (as defined below) of the Arrangement.

4.	The Company's Shares: The Bank shall be allotted ordinary shares of the Company as follows:

4.1
At the date of the Closing of Arrangement (the "Closing Date"), the Company shall issue to the Bank 16,594,036 ordinary shares of the Company, which shall constitute 3% of the Company's paid-up and issued capital, immediately after the closing of the Arrangement;

4.2
If and in the event that the Company shall prepay the loan to the Bank in full prior to end of February 2014, the Bank shall not be entitled to any of the shares so issued and accordingly, shall return those shares to the Company without any consideration;

4.3
If and in the event that the Company shall prepay the loan to the Bank before May 31, 2014, the Bank shall return to the Company, without any consideration, 8,423,368 shares out of the shares issued to the Bank as aforementioned;

4.4
If and in the event that the Company shall prepay the loan to the Bank after May 31, 2014, the Bank shall be entitled to retain all the shares issued to it, with no further requirement to return any of those shares.

 ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION (Cont.)

C.	Bank Hapoalim Refinancing Agreement. (cont.)

5.
Collaterals: In addition to the collaterals which currently exist in favor of the Bank in respect of the above loan (see note 18 D (1)), the Bank shall receive a pledge on the Company's residual rights in its hotels in Romania and Belgium (subject to exceptions as specified below) to secure all of the Company's debts to the Bank, as specified below:

5.1.
A first-ranking fixed charge on the entire share capital of BEA Hotels Eastern Europe B.V. (a Dutch company through which the Company indirectly holds approximately 77% of the rights in the Radisson Blu hotel in Bucharest, Romania) ("BHEE") and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to BHEE; and

5.2.
A first-ranking fixed charge on the entire share capital of Astrid Hotel Holdings B.V. (a Dutch company through which the Company indirectly holds all of the rights in two hotels in Antwerp: Radisson Blu Astrid and Park Inn) ("AHH") and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to AHH.

5.3.
The Company will undertake not to increase the sum of the existing debts and liabilities vis-à-vis third parties in connection with the said hotels (with the exception of the provisions set in the agreement).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       FINANCIAL POSITION (Cont.)

C.	Bank Hapoalim Refinancing Agreement (Cont.)

6.	Exceptions to the collaterals:

6.1.
So long as the Company and its subsidiaries meet all of their debts and liabilities vis-à-vis the Bank the proceeds specified below that shall be received from the pledged assets shall be used by the Company for their on-going operations, at their discretion, and shall not be used to prepay the debt contemplated in the loan to the Bank:

6.1.1.	Net cash flow from the refinancing of the Radisson Blu hotel in Bucharest, Romania, up to EUR 24 million (over and above the debt which currently exists); and

6.1.2.	Net cash flow which derives from current operations of the pledged hotels.

6.1.3.
In the event that the Company shall sell, as a willing seller (other than in the framework of mandatory disposition), all or any of its rights in the pledged assets, the Company will undertake to prepay the Bank the amounts as specified below:

6.1.3.1.
In the case of the sale of all of the rights or the sale of the control of the Bucharest hotel, the Company will undertake to prepay the Bank an amount of US$32 million; in the case of the sale of part of the rights in the Bucharest hotel, after which the Company retains control over the asset – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

6.1.3.2.
In the case of the sale of all of the rights or the sale of the control of the hotels in Belgium, the Company will undertake to prepay the Bank an amount of US$5 million; in the case of the sale of part of the rights in the hotels in Belgium, after which the Company retains control of the assets – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

6.1.3.3.
In the case of a sale of Plaza Centers' shares which are held by the Company – the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -        FINANCIAL POSITION (Cont.)

C.	Bank Hapoalim Refinancing Agreement.(Cont.)

7.	Terms and Conditions of the Loan of Elbit Fashion Ltd.: The Bank shall extend the existing credit line and the standby letter of credit of Elbit Fashion Ltd. until December 31, 2014.
8.
Financial Covenants: The agreement shall include a financial covenant whereby if and in the event that the ratio between the Company's debt to the Bank and the total value of the collaterals (Plaza Centers' shares that are pledged to the Bank and the value of the Company's residual rights in the hotels in Belgium and in Romania  shall exceed the threshold of 85%, then the Bank shall have the right to accelerate the loan.

9.	Balance of Contractual Interest: The balance of the contractual interest that the Company shall owe the Bank on the Closing Date will be added to the loan principal.
10.	Credit for Default Interest: The Bank shall credit the Company for any and all default interest collected or accrued thereby from the date on which the loan was accelerated by the Bank.
11.
Prepayment at the Company's Discretion: The Company shall be entitled to prepay the loan without prepayment fines or fees provided that such prepayment will be made on the interest payment date only. In addition, the Company shall have the right to prepay the loan to the Bank at any time up and May 31, 2014 even if such date is not an interest payment date, and in such event, the Company shall pay the Bank a prepayment fee at the amount equal to the economic damage suffered by the Bank as a result from the prepayment of the loan prior to the consecutive interest payment date.

12.
Mandatory Prepayment: If and in the event that the Company shall prepay its debt to the Noteholders, in whole or any part thereof, from the Company's internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the Noteholders on such date multiplied by the ratio between the Company's debt to the Bank and the Company's total debt to the Bank and to the Noteholders as of such date.

13.
Prepayment in the Case of a Distribution: In the case of a distribution as defined in the Israeli Companies Law, including payment of a dividend in any manner to the Company's shareholders, the Company shall prepay the Bank an amount equal to the amount paid to the shareholders on such date multiplied by the ratio between the Company's debt to the Bank and the total debt of the Company to the Bank and to the Noteholders as of such date.

On December 29, 2013 following the receipt of the requisite approval from its unsecured financial creditors, the Company entered into a definitive agreement with the Bank.

On February 20, 2014 the Closing of refinancing agreement between the Company and the Bank was held.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -        FINANCIAL POSITION (Cont.)

                         D.           Notice from Bank Leumi

In March 2013, the Company received a letter from Bank Leumi ("Bank Leumi") demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 49 million) due primarily under the loans made by Bank Leumi to the Company (the "Loans"). Bank Leumi stated that it was taking this action in light of the Company's current financial condition and the Company having informed Bank Leumi that it would not pay the principal and the interest which is due on March 29, 2013. Bank Leumi also informed the Company that it had placed a freeze on certain accounts maintained by the Company with Bank Leumi in which, as of December 31, 2013 the Company holds cash and trading securities in the amount of approximately NIS 8 million ("Leumi Accounts") until the outstanding amounts due are repaid. Bank Leumi has also notified the Company that should such repayment will not be made within ten days Bank Leumi is preserving its rights to take all actions necessary in order to protect its rights under the loan agreements including offsetting any amounts in the Leumi accounts against the Loans.

Bank Leumi also claims that it has certain pledges registered in its favor and therefore it is a secured creditor and should not be included in the Company's plan of Arrangement to its unsecured financial creditors.

The Company denies Bank Leumi claim and in particular, its claim that allegedly, the Bank holds the Leumi accounts as a security.  On January 1, 2014 the Court ruled that the dispute between the Company and Bank Leumi regarding the validity of certain pledges registered in its favor should be resolved separately and the status of Bank Leumi and the application of the Arrangement thereto, shall be determined according to the outcome of such proceedings.

On February 20, 2014 due to the ongoing dispute between the Company and the Bank and as part of the Closing of the arrangement as describe in 3 A (2) m above, the Company has issued and placed in escrow in favor of Bank Leumi the following securities: 9,090,122 ordinary shares, NIS 8 million principal amount of Series H notes and NIS 3.9 million principal amount of Series I notes.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -       SHORT-TERM DEPOSITS AND INVESTMENTS

                         A.           Composition:

	December 31
	2 0 1 3		2 0 1 2
	Interest
	rate
	%	(In thousand NIS)
Deposits at banks and financial institutions:
U.S. Dollar (i)	see (i) below	3,589	122,744
EURO (ii)	see (ii) below	30,111	43,616
NIS (iii)	see (iii) below	-	11,937
Credit linked note (see Note 15 D(3))		-	43,306
Other restricted deposits		109	2,578
		33,809	224,181
Marketable securities held for trading:
Shares and bonds (iv)		13,973	10,675
		13,973	10,675
Available for sale financial assets (v)		34,375	87,042

		82,157	321,898

(i)
As of December 31, 2013, deposits in a total amount of NIS 3.5 million are restricted and their use requires third party approval.

As of December 31, 2012, deposits in a total amount of NIS 34 million are restricted in respect of bank facilities requirements, which bear interest of 0%. An additional NIS 54 million are restricted in respect of tax and wind up payments expected following the US transaction, and bears annual interest of 0.3%.

(ii)
An amount of NIS 30 million and NIS 32 million as of December 31, 2013 and 2012, respectively, is restricted due to bank facility agreements signed to finance projects in Eastern Europe. These amounts carry an annual interest rate of mainly Overnight rates. An amount of NIS 10 million as of December 31, 2012, is restricted in respect of Interest Rate Swap ("IRS") transaction.  The IRS was settled in March 2013 for a cash payment of EUR 0.8 million.

(iii)	As of December 31, 2012 an amount of NIS 12 million is restricted in respect of bank facility agreement signed. The restricted amount is not carrying interest.

(iv)	As of December 31, 2013, includes interest bearing financial assets in the amount of NIS 6 million that are entitled to stated interest rates of 6% to 9%.

(v)
AS of December 31, 2013: The balance mainly includes NIS 29.5 million representing 1.7 million of Park Plaza Hotels Limited shares which were issued to the Company's as part of the sale of the UK and Dutch hotels (see note 11 C).

AS of December 31, 2012: The balance includes NIS 24 million of Park Plaza shares and interest-bearing available-for-sale financial assets with a face value of NIS 58 million. The available-for-sale financial assets have stated interest rates of 1% to 13%.

B.	For Liens - see note 18D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -        OTHER RECEIVABLES

	December 31
	2 0 1 3	2 0 1 2
	(In thousand NIS)

Income taxes	5,087	6,946
Governmental institutions	12,512	11,253
Related parties	122	5,715
Loans to third parties (i)	2,041	47,119
Insurance company receivable (refer to note 6C)	-	37,454
Advance to suppliers	4,638	7,936
Receivable due to sale of investment (ii)	11,237	-
Prepaid expenses	6,272	8,389
Other	5,421	8,545
	47,330	133,357

(i)
The balance as of December 31 2012 includes current maturities in the amount of NIS 46 million with respect to loans denominated in EURO provided to Park Plaza’s subsidiary regarding the sale of the Group's hotels in UK in 2010. The loan was repaid in December 2013.

The remaining balances as of December 31, 2013 include mainly loans to partners in jointly controlled entities.

(ii)	Regarding disposal of Uj udvar project in Hungary (See note 9 C).

NOTE 6 -       TRADING PROPERTY

                        A.            Composition:
	December 31
	2 0 1 3	2 0 1 2
	(In thousand NIS)

Balance as of January 1	3,387,941	3,593,060
Acquisition and construction costs	18,238	118,307
Disposal during the year	(8,903)	(66,954)
Capitalized borrowing costs (1)	31,132	105,454
Write-down to net realizable value (see B below and note 21J)	(677,403)	(325,670)
Foreign currency translation adjustments	(178,099)	(36,256)
Balance as of December 31	2,572,906	3,387,941

(1)
Regarding accounting policy of capitalizing borrowing costs refer to note 2 (Y). The Group temporarily suspended capitalization of borrowing costs starting July 1, 2013, following temporary suspension of active development of the majority of its trading properties.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6 -       TRADING PROPERTY (Cont.)

                        B.          Additional information:

	December 31
	2 0 1 3	2 0 1 2
	(In thousand NIS)

Accumulated write-down to net realizable value	1,544,873	867,470

Composition of trading property per stages of development:

	December 31
	2 0 1 3	2 0 1 2
	(In thousand NIS)
Operating trading properties	1,071,402	1,246,029
Projects designated for development	1,180,474	1,612,903
Projects not designated for development	321,030	529,009
Total	2,572,906	3,387,941

(*)	As for the classification of operational shopping centers as trading property- see note 2AC (2) c

  Composition of trading property distinguished between freehold and leasehold rights:

	December 31
	2 0 1 3	2 0 1 2
	(In thousand NIS)

Freehold	1,097,490	1,198,480
Leasehold	1,475,416	2,189,462
	2,572,906	3,387,942

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -        TRADING PROPERTY (Cont.)

                         B.           Additional information (Cont.):

Write down trading properties per project (*):

	The year ended December 31,
Project name (City, Country)	2013	2012
	(in thousand NIS)

Operational:
Kragujevac (Kragujevac, Serbia)	3,574	27,546
Koregaon Park (Pune, India) (See description below)	74,146	80,593
Zgorzelec (Zgorzelec, Poland)	9,580	21,666
Liberec (Liberec, Czech Republic)	55,100	16,049
	142,400	145,854
Non-Operational:
Iasi (Iasi, Romania)	7,529	101,572
Chennai (Kadavantara, India)	96,140	-
Belgrade Plaza (Belgrade, Serbia)	139,662	25,617
Helios Plaza (Athens, Greece)	58,436	-
Sportstar Plaza Visnjicka (Belgrade, Serbia)	40,551	-
Lodz Plaza (Lodz, Poland)	33,386	-
Casaradio - Turbines (Bucharest, Romania) (See 5 below)	30,005	9,768
Constanta (Constanta, Romania)	23,667	3,059
Ciuc (Ciuc, Romania)	20,988	4,554
Timisoara (Timisoara, Romania)	26,074	-
Roztoky (Prague, Czech Republic)	18,490	-
Kielce (Kielce, Poland)	3,940	13,784
Sofia (Sofia, Bulgaria)	-	8,158
Others	36,135	13,304
	535,003	179,816
	677,403	325,670

(*) During 2013, as a result of number of factors which are detailed in Note 2 AC (1) a the Group has determined that the vast majority of its trading properties will not be developed in the foreseeable future. Therefore the net realizable values for these projects were measured based on the residual method or on the comparable method .In previous years these projects were measured on undiscounted value. This change in the status of the project in addition to other economic factors caused a significant write down to the Group trading property as detailed below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -       TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC's trading property

Additional information in respect of the Casaradio Project

1.
General

One of PC's most significant projects under development is the Casaradio project in Bucharest, Romania. The Casaradio Project cost in the Group's financial statements as of December 31, 2013 amount to NIS 788 million (2012 – NIS 851 million).

PC purchased the plot for this large scale project in 2007, after signing a Public Private Partnership Agreement (“PPP”) and holds 75% of the shareholding in the SPV that holds the asset ("SPV").The remaining 25% are held by the Romanian authorities (15%) and another third party (10%).

As part of the PPP, the SPV has leased the plot for a period of 49 years.

Large scale demolition, design and foundation works were performed on the construction site until 2010, with current construction and development are on hold (refer to point 2 below).

2.
Obtaining of the Detailed Urban Plan (“PUD“) permit

The SPV obtained the PUD related to this project in September 2012. Furthermore, on 13 December 2012, the Court waived a claim submitted by certain plaintiffs and rejected the litigation aiming to cancel the approval of the Zonal Urban Plan (“PUZ”) related to the Project. The court decision is irrevocable.

As the PUD is based on the PUZ, the risk that the PUD would be cancelled as a result of the cancellation of the PUZ was removed from the date when the PUZ was cleared in court on 13 December 2012.

3.
Discussions with Authorities on deferral of construction time table

Following the Court decision, the SPV has no restrictions for submitting a request for building permits and commence development of its project.

However, in view of the financial crisis, and in order to insure a construction process that will be adjusted to current market conditions, the SPV started preliminary discussions with the authorities (which are both shareholders of the SPV and a party to the PPP) regarding the future development of the project.

The SPV also officially notified the authorities in order to renegotiate the existing PPP contract on items such as time table, structure and milestones (e.g. the construction of the Public Authority Building (“PAB”), whose estimated costs are provisioned for in these financial statement – refer to point 4 below).

PC estimates that agreement will be reached with the authorities regarding the future development of the project and that the current discussions with the authorities bear no material exposure for its financial position as of 31 December 2013.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -        TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC's trading property (Cont.)

4.
Provision in respect of PAB

PC has provisioned in its books the amount of NIS 82 million in respect of the construction of the PAB.  PC has utilized the amount of NIS 7 million out of this provision, but in the last 3 years have made no change in the provision, in view of the significant uncertainties associated with the project, mainly with the timing of the construction, and the construction specifications. PC's management believes that the current level of provision is an appropriate estimate in the circumstances.

5.
The cost of the project in Romania includes two non-operative gas turbines with a total carrying amount of NIS 14 million (after write down). These turbines were purchased in the past with the purpose of supplying energy to the completed project due to lack of sufficient energy infrastructure capabilities in Bucharest at the time. Following an improvement in the energy infrastructure in recent years the turbines became redundant and efforts were made to dispose of them. In the course of 2013 the turbines were written down (NIS 30 million) to their net realizable values based on most recent offering prices received from potential buyers. In March 2014 PC disposed of the turbines for a total consideration of NIS 12 million.

Fire at the Koregaon Plaza shopping center in India
In June 2012, a fire event occurred at the Koregaon Plaza shopping center in Pune, India, which resulted in a temporary close-down of the shopping center.
PC's subsidiary maintains comprehensive general liability and property insurance, including business interruption insurance. During 2013 PC has received an amount of NIS 32 million from the insurance company.

Disposal of a project in Prague
In July 2013 PC completed the sale of 100% of its interest in an entity which holds the interest in plot of land in Prague. The transaction values the asset at approximately EUR 1.9 million (NIS 9 million). The net cash consideration after deducting a liability to third party amounted to EUR 1.3 million (NIS 6 million). The transaction resulted in a loss of NIS 18 million.

Agreement to sell Indian shopping mall
On November 14, 2013, PC has reached an agreement to sell Koregaon Park Plaza, a retail and entertainment located in Pune, India, subject to the satisfaction of certain closing conditions, including consent of the financing bank. The transaction values the asset in an amount of EUR 40.3 million (NIS 192.9 million), which is the asset’s current carrying amount. Therefore no significant gain or loss is expected on the transaction besides the foreign currency translation reserve to be transferred to profit or loss from other comprehensive income.

Following the repayment of the outstanding related bank loan, PC will receive an aggregate gross cash proceeds from the purchaser totalling approximately EUR 18.5 million (NIS 88.5 million) which will be paid in several instalments. As of December 31, 2013, PC received an advance of approximately EUR 2.3 million (NIS11.5 million) and is expected to collect the remaining consideration between 2014 and 2016.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -       TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC's trading property (Cont.):

The following table summarises general information regarding PC's significant trading property projects (excluding trading property projects in India which are held jointly by PC and the Company.

			As of December 31, 2013
Project	Location	Purchase / transaction date	Rate of ownership by PC (%)	Nature of rights
Operational
Suwalki Plaza	Poland	Jun-06	100	Ownership
Zgorzelec Plaza	Poland	Dec-06	100	Ownership
Torun Plaza	Poland	Feb-07	100	Ownership
Riga Plaza (*)	Latvia	Feb-04	50	Ownership
Koregaon Park	India	Oct-06	100	Ownership
Kragujevac Plaza	Serbia	Oct-07	100	Lease for 99 years
Liberec Plaza	Czech Republic	Jun-06	100	Ownership

Undeveloped lands designated for development
Casa Radio	Romania	Feb-07	75	Leasing for 49 years
Timisoara Plaza	Romania	Mar-07	100	Ownership
Lodz – plaza	Poland	Sep-09	100	Perpetual usufruct
Belgrade Plaza	Serbia	Aug-07	100	Ownership
Sport-Star Plaza	Serbia	Dec-07	100	Ownership

Undeveloped lands not designated for development
Lodz residential	Poland	Sep-01	100	Ownership/ Perpetual usufruct
Kielce Plaza	Poland	Jan-08	100	Perpetual usufruct
Lesnzo Plaza	Poland	Jun-08	100	Perpetual usufruct
Miercurea Csiki Plaza	Romania	Jul-07	100	Ownership
Iasi Plaza	Romania	Jul-07	100	Ownership
Slatina Plaza	Romania	Aug-07	100	Ownership
Targu Mures Plaza	Romania	Mar-08	100	Ownership
Hunedoara Plaza	Romania	Feb-08	100	Ownership
Constanta Plaza	Romania	July-09	100	Ownership
Shumen Plaza	Bulgaria	Nov-07	100	Ownership
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights
Helios Plaza	Greece	May-02	100	Ownership

(*) Trading properties held by joint venture companies (see Note 9)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -       TRADING PROPERTY (Cont.)

D.	Additional information in respect of trading property in India:

The following information relates to trading property held by Elbit-Plaza India Real Estate Holding Limited ("EPI"), the total amount of which as of December 31, 2013 amounts to NIS 135 million. EPI is jointly controlled by the Company and PC (see note 11D). As for additional information in respect of the Bangalore Project- see note 9 A.

Chennai, India

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with one of the leading real estate developers in Chennai (“Local Partner”). Subject to the fulfillment of certain conditions, the Chennai Project SPV undertook to acquire the ownership and development rights in and up to 135 acres of land situated in the Sipcot Hi-Tech Park in the Siruseri District of Chennai, India. Under the agreement, EPI’s investment in the Chennai Project SPV will be a combination of investment in shares and compulsory convertible debentures.  Due to changes in market conditions, EPI and Chennai Project SPV later decided to limit the extent of the project to 83.4 acres.

Under these agreements, EPI is to hold 80% of the equity and voting rights in the Chennai Project SPV, while the Local Partner will retain the remaining 20%. The project land is to be acquired by the SPV in stages subject to such land complying with certain regulatory requirements and the due diligence requirements of EPI. Through December 31, 2013 the Chennai Project SPV has completed the purchase of approximately 75 acres out of the total 83.4 acres for consideration of a total of INR 2,367 million (NIS 133 million) (EPI share). In addition, as of such date, EPI paid advances in the amount of INR 564 million (NIS 32 million) in order to secure acquisition of an additional 8.4 acres.

The parties have entered into a shareholders' agreement in respect of the management of the Chennai Project SPV, which provides, among other matters, for a five member board of directors, with one member appointed by the Seller for so long as it maintains a 10% holding in the Chennai Project SPV and four members appointed by EPI. The shareholders' agreement also includes pre-emptive rights and certain restrictions pertaining to transferring of securities in the Chennai Project SPV. Profit distributions declared by the Chennai Project SPV will be distributed in accordance with the parties' proportionate shareholdings, subject to EPI's entitlement to receive certain preferential payments out of the Chennai Project SPV’s cash flow, as determined in the agreements.

The consummation of the agreements will be accomplished in stages, and is subject to the fulfillment of certain regulatory requirements, as well as to the Company's satisfactory due diligence investigations, in respect of each stage. However, EPI is currently negotiating certain changes in the project's implementation plan and holding structure, which would require changes also in the respective agreements. Among other things, should those changes be accepted, EPI shall not be required to advance more financing to the project in addition to the amounts mentioned above and following the execution of the agreement EPI will hold all the issued and outstanding share capital of the SPV. Further, EPI is currently negotiating to secure a joint development agreement with local developer(s) for the development of the project land, in accordance with the aforementioned guidelines.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -       TRADING PROPERTY (Cont.)

D.	Additional information in respect of trading property in India (Cont.):

On December 31, 2013 a valuation was prepared by, an independent appraiser who valued the asset in 2 methods: residual method and comparable method.

The valuation according to the residual method was performed on 84 acres, in accordance with the decision to limit the extent of the project and under the assumptions of developing a residential project. The valuation according to the comparable method was performed on 75 acres which are the actual land plots held by the SPV.

Since the Group intends to establish Joint Development agreement in order to develop the land, we find the residual approach more suitable for the valuation of the project. However, since there is uncertainty with the Group ability to develop the project in the foreseeable future, the Group measured the net realizable value of the project on discounted basis. Accordingly a write-down of the advances paid to the seller and to the cost of the land, in a total amount of NIS 132 million was recorded in the Company's 2013 profit and loss account.

E.
As of December 31, 2013 the Group pledged trading property in the amount of NIS 1,071 million in order to secure borrowings provided to the Group by financial institutions in the total amount of NIS 826 million. See also note 18 D.

F.	As for commitments in respect of construction services and purchase of plots, see note 16A .

G.
Most projects classified as trading property were valued as of December 31, 2013 and 2012 by independent third party appraisers. For project under development, PC's management made adjustments to the fair values determined by the relevant appraiser to reflect the net realizable value of each trading property by neutralizing the developer's expected profits on costs from the valuations (apart from projects that for determining the impairment charge associated therewith their fair value was set as their net realizable value, see note 2 AC (1) a).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -       TRADING PROPERTY (Cont.)

H.	Significant estimates

The significant assumptions used in measuring the net realizable values of trading properties (on the basis of weighted averages) as of December 31, 2013 and 2012 are presented below:

	2 0 1 3	2 0 12

Estimated rental prices per sqm per month (in EURO)
Romania	14-29	6-24
Czech Republic	16	N/A
Serbia	14	16-34
Latvia	13	N/A
Poland	7	8-18
Greece	14	27
Hungary	N/A	15
India	1.2	5-19

Average risk adjusted yield used (in percentage)
Romania	7-8	8-9.75
Czech Republic	8.35	8.35-8.66
Serbia	9	9-9.75
Latvia	8	8.75
Poland	8.75	7.5-8.5
Greece	9.25	8.5
Hungary	N/A	7.5-9
India	--	12

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -        DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES

A.	Composition:

	December 31
	2 0 1 3	2 0 1 2
	(In thousand NIS)

Deposits at banks and financial institutions (i)	20,807	27,326
Derivative measured at FVTPL (ii)	15,480	22,934
Advance for plot purchase (iii)	-	51,111
Loans to third parties (iv)	-	46,057
Loans to associates	3,711	3,438
Others	7,784	15,776
	47,782	166,642
Less - current maturity	-	(46,057)
	47,782	120,585

(i)
December 31, 2013: Comprised mainly of NIS 5.2 million linked to the EURO and bearing annual interest rate of 0.35% per annum. and a deposit used as collateral of the Tiberias project in the sum of approximately NIS 14 million.

December 31, 2012: Comprised mainly of NIS 10 million linked to the EURO and bearing annual interest rate of 0.2%-1.2% per annum and NIS 18 million linked to the NIS bearing interest of 1.5% per annum.

(ii)
As part of the sale transactions with Park Plaza for the sale of the UK hotels (in December 2010) and the Dutch hotels ( in March 2012, see note 11 C) the Company's has been allotted with 1.7 million shares of Park Plaza. In accordance with the term of the agreements Park Plaza will pay to the Company, subject to certain condition and exception as detailed in the sale agreement, the difference between the agreed price (GBP 5 per share for 1 million shares allotted under the UK transaction and EUR 5 per share for 700,000 shares allotted under the Dutch transaction)   and the market price on December 31, 2015 for the UK transaction and March 31, 2016 for the Dutch Transaction.

The balance as of December 31, 2013 and 2012 includes an amount of NIS 15.4 million and NIS 23 million respectively, with regard to the said transactions. Said amounts determined by a third party expert and represents the fair value of a derivative contemplated in the sale agreements (see note 11 C).

(iii)
December 31, 2012: Comprised mainly of advances in the amount of NIS 46 million  for the purchase of plots in India (see note 6D). As for additional information and write down of these advances see note 6D.

(iv)
The balance as of December 31, 2012 includes an amount of NIS 46 million with respect to loans provided to Park Plaza’s subsidiary regarding the sale of the Group's hotels in London. The loan was fully repaid in December 2013 (see note 11 C).

B.	Liens - see note 18D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -        INVESTMENTS IN ASSOCIATES

A.	InSightec Ltd. ("InSightec")

(1)
InSightec Ltd. was incorporated in the State of Israel and is engaged in the development, manufacturing and marketing of medical treatment systems, based on a unique technological platform, which combines the use of a focused ultrasound beam and a magnetic resonance imaging guided focused ultrasound treatment equipment ("MRgFUS technology") intended for the treatment of non-invasive tumors in the human body. As for December 31, 2013 Group holds, through Elbit Medical, 48% of InSightec's voting and equity rights (43% on a fully diluted basis).

Substantially all of InSightec's current sales are derived from a few applications of InSightec's products. Other applications of InSightec's technology are in the early stages and there can be no assurance that these applications will be successful. InSightec is continuing research and development for additional applications for such products.

(2)
Loss of control over Insightec

During 2012 the Group has entered into a share purchase agreement with GE and certain other shareholders of InSightec ("Other Investors") and an investment agreement with GE pursuant to which GE and the Other Investors invested a total amount of approximately US$ 31 million in InSightec. The main terms of the Transaction are as follows:

(i)
GE invested US$ 27.6 million in cash in exchange for InSightec's series C preferred shares. Simultaneously, Other Investors invested approximately US$ 3.3 million in cash in consideration for InSightec's series C preferred shares.

(ii)	GE and the Group converted all outstanding shareholder loans which have been granted to InSightec, into InSightec's series B-1 preferred shares in accordance with the terms of such loans.

(iii)
The transaction reflects a post money valuation of InSightec of approximately US$ 105.9 million (or pre money valuation of US$ 75 million and following the conversion of the loans as described in II above).

(iv)
As part of the Investment agreement GE and InSightec signed a Technology, Co-operation and Distribution Agreement. This agreement replaced the 2005 Global Distribution Agreement and two other prior agreements between InSightec and GE. According to the agreement, GE was awarded world-wide distribution rights for marketing and sales of InSightec's products. The Agreement also requires that the InSightec's products be compatible with GE imaging equipment for a period of five years or earlier upon the occurrence of certain events. This Agreement also provides GE with: (i) a right of first negotiation for exclusive distribution of new InSightec's products; (ii) a first priority right to quote and sell to new GE customers; and (iii) a first priority right to quote and sell new products to existing GE customers. The agreement also sets up a framework pursuant to which InSightec and GE will cooperate regarding mutual technology alignment and development.

(v)
Upon the closing of the transaction in December 2012, the Group no longer have the right to appoint the majority of InSightec's directors. Therefore Group ceased to present its investments in InSightec on a fully consolidated basis but rather the investment therein is presented in these financial statements based on the equity method of accounting. In addition, upon the closing of the transaction the Group recorded ,based on external independent valuator, a gain in the amount of NIS 216 million which is presented in the discontinued operation results.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	INVESTMENTS IN ASSOCIATES (Cont.)

B.	Gamida Cell Ltd. ("Gamida"):

Gamida is engaged in the development of stem cell therapeutics based on its proprietary technologies for stem cells expansion. As of December 31, 2013, the Group holds, through Elbit Medical 30.8% in Gamida's voting and equity rights (28.9% on a fully diluted basis) and the rights to appoint 20% of the board members.

In February 2006, Teva Pharmaceutical Industries Ltd. ("Teva"), one of Gamida's shareholders, and Gamida executed an agreement for the establishment of a JV Company ("JV"). The sole purpose of the JV is commercialization of certain products based on Gamida's technology.

In May, 2012 Gamida completed its internal investment round, held by the existent shareholders, in the frame of which, a sum of $10 million raised for the financing of Gamida's activity ("the Investment Round"). In the frame of the Investment Round, Elbit Medical invested in Gamida an amount of approximately $3 million, in order to preserve its ownership percentage in Gamida.

As for non-binding proposal contemplating the purchase of Gamida  by a global pharmaceutical company, see note 26F.

C.	Aggregate information of associates that are not individually material

	Year ended December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

The Group’s share of loss from continuing operations	(22,393)	(8,726)
The Group’s share of post-tax profit from discontinued operations	-	156,162
The Group’s share of other comprehensive income	-	-
The Group’s share of total comprehensive income	(22,393)	147,436
Aggregate carrying amount of the Group’s interests in these associates	147,582	169,697

NOTE 9 -        INVESTMENTS IN JOINT VENTURES

A.	Investment in Bangalore, India

Amended framework agreement (march 2008)

In March, 2008 EPI entered into an amended and reinstated share subscription and framework agreement (the "Amended Framework Agreement"), with a third party (the "Partner"), and a wholly owned Indian subsidiary of EPI which was designated for this purpose ("SPV"), to acquire, through the SPV, up to 440 acres of land in Bangalore, India (the "Project") in certain phases as set forth in the Amended Framework Agreement. As of December 31, 2013, the Partner has surrendered land transfer deeds in favour of the SPV to a trustee nominated by the parties for approximately 54 acres for a total aggregate consideration of approximately INR 2,843 million (NIS 159 million). Upon the actual transfer of title of such 54 acres, the Partner will be entitled to receive 50% of the shareholdings in the SPV.

In addition, the SPV has paid to the Partner advances of approximately INR 2,536 million (NIS 142 million) on account of future acquisitions by the SPV of a further 51.6 acres.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -        INVESTMENTS IN JOINT VENTURES (Cont.)

A.	Investment in Bangalore, India (Cont.)

New Framework Agreement (July 2010) (cont.)

As detailed below, on July 22, 2010, EPI, the SPV and the Partner signed a new framework agreement which, subject to certain condition (which, as of December 31, 2013, have not been satisfied yet), is supposed to replace the Amended Framework Agreement (the "New Framework Agreement").

New Framework Agreement (July 2010)

On July 22, 2010, a new set of arrangements was entered into between, EPI, the SPV and the Partner (the "New Framework Agreement" as defined above) which established new commercial understandings pertaining, inter alia, to the joint development of the Project and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the Project.
In accordance with the New Framework Agreement, the following commercial terms have been, inter alia, agreed between the parties:

•	EPI will remain the holder of 100% of the shareholdings and the voting rights in the SPV.

•	The scope of the new Project will be decreased to approximately 165 acres instead of 440 acres (the "New Project").

•	The Partner undertakes to complete the acquisitions of the additional land and/or the development rights therein in order to obtain the ownership and/or the development rights over the said 165 acres.

•	The SPV and/or EPI will not be required to pay any additional amounts in respect of such acquisitions or with respect to the Project and its development.

•	The Project will be re-designed as an exclusive residential project.

The Project will be executed jointly by the Partner and the SPV. The Partner (or any of its affiliates) will also serve as the general contractor of the Project and the marketing manager of the Project. Under the New Framework Agreement the Partner is committed to a maximum construction costs threshold, minimum sale prices and a detailed timeline and budget with respect to the development of the Project.

The net proceeds from the Project (including the proceeds from any sale by the Partner or any transaction with respect to the original lands which do not form part of the said 165 acres) will be distributed (following a reserve mechanism to enable the Partner to utilize a portion of the proceeds for construction costs and expenses) in a manner by which the Group's share will be approximately 70% until such time that EPI’s investment in the amount of INR 5,780 million (approximately NIS 324 million) (“EPI’s Investment”) plus an internal return rate of 20% per annum calculated from September 30, 2009 ("IRR") is paid to the SPV (on behalf of EPI) (the "Discharge Date").

Following the Discharge Date, EPI will not be entitled to receive any additional profits from the Project and it will transfer to the Partner the entire shareholdings in the SPV for no consideration. In addition, the Partner has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s Investment plus the IRR calculated on the relevant date of acquisition.

The New Framework Agreement will enter into full force and effect upon execution of certain ancillary agreements as set forth therein.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9 -        INVESTMENTS IN JOINT VENTURES (Cont.)

A.	Investment in Bangalore, India (Cont.)

Planning Status

In January 2011, the Partner has submitted the development plans pertaining to approximately 84 acres included in the scope of the new project of 165 acres to the local planning authority, the Bangalore Development Authority (“BDA”). In October 2011, the BDA had notified the Partner that the development plans cannot be considered due to a future eminent domain proceedings with respect to the lands on which the new project is proposed to be situated (among other lands in the same area). The government has not yet published any notice in that respect, as required by law in order to validate such eminent domain plan.

In January 2012, the Partner appealed to the State High Court, requesting to issue a court order directing the BDA to consider the development plans. In March 2012, the court awarded a judgement pertaining to approximately 49 Acres, ordering the BDA to consider the development plan relating to such 49 Acres (“Development Plan”), while ignoring any future eminent domain program that may be considered by the state authorities. In December 2012, the BDA decided to submit the development plans pertaining to aforementioned 49 acres to the Sensitive Zone Sub-Committee of the BDA. In January 2013, the Sensitive Zone Sub-Committee of the BDA granted its approval to the aforementioned Development Plan.

In May 2013, the court awarded a judgement pertaining to approximately 35 Acres, ordering the BDA to consider the development plan relating to such 35 Acres.

On December 31, 2013, a valuation was prepared by an independent appraiser who valued the project in two methods: residual method and comparable method.

The valuation according to the residual method was performed in accordance with the New Framework Agreement, for 163 Acres and under the assumptions of developing a residential project The comparable method was performed in accordance with the current land holdings, held by the SPV (i.e.:54 acres) which were compared to other assets in the close neighbourhood.

As for December 31, 2013 due to the uncertainty to develop the project in the foreseeable future with the partner according to the New Framework Agreement, the Group measured the net realizable value of the project according to the comparable method. As a result the SPV has write down trading properties and advances on account of trading properties in the amount of Group recorded NIS 263 million. Such writes down were included in the Company's profit and loss account for  2013 As share in losses of an associated.

Name of joint venture	Principal activity	Place of incorporation and principal place of activity	Proportion of ownership interest and voting rights held

Aayas Trade Services Private Limited	Purchase and Development of Residential property	India	50%	50%

The above joint venture is accounted for using the equity method in these consolidated financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -       INVESTMENTS IN JOINT VENTURES (Cont.)

A.	Investment in Bangalore, India (Cont.)

Varthur summarized financial information

Summarized financial information in respect of the Group’s material joint venture is set out below. The summarized financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Aayas Trade Services Private Limited
Current assets	576	329
Non-current assets	225,120	745,704
Current liabilities	(65)	(453)
Non-current liabilities	(1,406)	(1,709)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents	302	7
Current financial liabilities (excluding trade and other payables and provisions)	-	-
Non-current financial liabilities (excluding trade and other payables and provisions)	-	-

Aayas Trade Services Privet Limited summarized financial information

	Year ended December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)
Revenue	-	-
loss from continuing operations	(388,288)	(1,114)
loss for the year	(388,288)	(1,114)
Other comprehensive income for the year	-	-
Total comprehensive loss for the year	(388,288)	(1,114)
Dividends received from the associate during the year	-	-
The above loss for the year include the following:
Depreciation amortization and impairment	(388,107)	(70)
Interest income	-	-
Interest expense	-	-
Income tax expense (income)	-	-

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Net assets of the joint venture	224,225	743,871
Proportion of the Group’s ownership interest in the joint venture	50%	50%
	112,112	371,935
Expenses capitalized until 1.1.2012	-	125,990
Carrying amount of the Group’s interest in the joint venture	112,112	497,925

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -       INVESTMENTS IN JOINT VENTURES (Cont.)

B.	Investment in joint venture held in Kochi, India:

In September 2006, the Company together with an Indian corporation wholly  owned by certain unrelated third parties (the "Third Parties Shareholder") entered into a transaction (as amended in January 2007), comprising of a land purchase agreement and a share subscription agreement ("Project SPV"), for the purchase of a land located in Kochi, India. In accordance with the terms of the land purchase agreement, the Project SPV acquired 13 acres ("Property A") for a total consideration of INR 1,495 million (NIS 84 million) payable subject to fulfillment of certain obligations and conditions by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others ("Conditions Precedent"), out of which an advance of app. 48% of the total purchase price was paid to the seller by the Project SPV in consideration for the transfer of title in Property A to the Project SPV. The land purchase agreement further provides that additional 28 acres ("Property B") would be included in a Joint Development Agreement ("JDA") between the seller and the Project SPV according to which the Project SPV will be entitled to 60% of the undivided share which is corresponding to 60% of the constructed area on Property B without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. The agreement also provides that if the seller fails to comply with the aforementioned conditions precedent by an agreed date, the Project SPV and the Company shall have the right to terminate the agreement.

Under the share subscription agreement, the Company will be allotted 50% shareholding and voting rights in the Project SPV, subject to obtainment of certain regulatory provisions in respect of the land and securing of sanctioned plans for the project, which as of December 31, 2013 have not been fully obtained.

As of December 31, 2013 due to the uncertainly of the Group ability to develop the project in the foreseeable future the Group measured the fair value of the project according to the comparable model. As a result the SPV recorded NIS 30 million impairment expenses. Such impairment was included  in the Company's profit and loss for 2013, as share in losses of associates.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -       INVESTMENTS IN JOINT VENTURES (Cont.)

                        C.           Disposal of investments

1.
On May 29, 2013 PC completed the sale of its 50% interest in an Investee which mainly holds interests in an office complex project located in Pune, India. The total transaction value was EUR 33.4 million (NIS 158 million) and, PC has received gross cash proceeds of approximately EUR 16.7 million (NIS 79 million) in line with its holding. The transaction resulted in a loss of NIS 50 million, partially due to reclassification of foreign currency translation reserve associated with the investment to the statement of profit and loss.

2.
On October 31, 2013 the consortium of shareholders of Dream Island, in which PC holds a 43.5% stake, has completed the sale of the Dream Island project land to the Hungarian State for approximately EUR 17 million. The proceeds of the transaction were used by the consortium to repay a proportion of the secured bank loan. As a result of previous write-down, the asset was presented in the balance sheet at the value of the loan therefore no accounting loss was recorded in these financial statements as a result of this transaction.

3.
In December 2013 the consortium of shareholders of Uj Udvar, in which PC indirectly holds a 35% stake, has completed the sale of the Uj Udvar project to a private investor for a consideration of EUR 2.4 million. As a result, a write down of EUR 1.9 million has been included in the Company profit and loss account for 2013.

D.	Aggregate information of joint ventures that are not individually material:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)
The Group’s share of profit (loss) from continuing operations	(75,562)	(93,740)
The Group’s share of post-tax profit (loss) from discontinued operations	-	(61,336)
The Group’s share of other comprehensive income	-	(64,064)
The Group’s share of total comprehensive income	(75,562)	(219,140)
Aggregate carrying amount of the Group’s interests in these joint ventures		723,367

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF

A.	Elbit Medical Technologies:

Elbit Medical Technologies Ltd., is an Israeli company traded on the TASE ("Elbit Medical") which holds the medical business of the Group through the holdings of two portfolio companies:  Insightec (48% holding) and Gamida (31% holding). For additional information in respect of Gamida and Insightec – see note 8 A and B.

On July 4, 2013 Elbit Medical issued 37,055,200 ordinary shares and 92,638,000 options for the total consideration on NIS 5 million.

As for December 31 2013, the Company holds 86% of Elbit Medical (84% on a fully diluted basis).

B.	Plaza Center N.V. ("PC"):

(1)
PC conducts its activities in the field of establishing, selling and operating (until their sale) shopping and entertainment centers, as well as other mixed use projects (retail, office, residential) in Central and Eastern Europe, and India. As of December 31, 2013 the Group holds 62.5% in PC's voting and equity rights (56.24% on a fully diluted basis). For PC’s debenture restructuring plan see note 3 B.

(2)	PC’s non-controlling interest details (the amounts disclosed below do not reflect the elimination of intragroup transactions):

Place of incorporation	Proportion of ownership interests and voting rights held by non-controlling interests		Profit (loss) allocated to non-controlling interests		Accumulated non-controlling interests
	December 31		December 31		December 31
	2013	2012	2013	2012	2013	2012
			NIS'000	NIS'000	NIS'000	NIS'000

Netherland	37.48%	37.48%	(389,998)	(165,688)	504,894	960,969

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

B.	Plaza Center N.V. ("PC") (Cont.):

PC’s summarized financial information (The summarized financial information below represents amounts before intragroup eliminations):

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Current assets	400,202	435,760
Non-current assets	2,400,872	3,922,992
Current liabilities	(1,793,495)	(1,447,685)
Non-current liabilities	(1,812)	(731,576)
Equity attributable to owners of the Company	500,873	1,218,522
Non-controlling interests	504,894	960,969

	Year ended December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Revenue	129,629	148,614
Expenses	(1,176,037)	(565,008)
Profit (loss) for the year from continuing operations	(1,046,408)	(416,394)
Profit (loss) for the year from discontinuing operations	312	(10,118)
Profit (loss) for the year	(1,046,096)	(426,512)

Profit (loss) attributable to owners of the Company	(656,098)	(260,824)
Profit (loss) attributable to the non-controlling interests	(389,998)	(165,688)
Profit (loss) for the year	(1,046,096)	(426,512)

Other comprehensive income attributable to owners of the Company	(44,080)	(40,974)
Other comprehensive income attributable to the non-controlling interests	(58,819)	(68,473)
Other comprehensive income for the year	(102,899)	(109,447)

Total comprehensive income attributable to owners of the Company	(700,178)	(301,798)
Total comprehensive income attributable to the non-controlling interests	(448,817)	(234,161)
Total comprehensive income for the year	(1,148,995)	(535,959)

Dividends paid to non-controlling interests	-	-

Net cash inflow (outflow) from operating activities	29,238	(335,550)
Net cash inflow (outflow) from investing activities	243,405	656,484
Net cash inflow (outflow) from financing activities	(318,646)	(400,173)
Net cash inflow (outflow)	(44,214)	(79,517)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -     ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

C.	BEA Hotels N.V. ("BH"):

Bea Hotels N.V ("BH") is indirect wholly owned subsidiary of the Company. BH, holds the rights in the following hotels:

(1)	100% of the voting and equity rights in a company that holds and operates the Radisson Astrid and Park Inn hotels in Antwerp, Belgium,

(2)	Approximately 77% of SC Bucuresti Turism S.A. ("Bucuresti") which owns the Radisson hotel complex.

Place of incorporation	Proportion of ownership interests and voting rights held by non-controlling interests		Profit (loss) allocated to non-controlling interests		Accumulated non-controlling interests
	December 31		December 31		December 31
	2013	2012	2013	2012	2013	2012
			NIS'000	NIS'000	NIS'000	NIS'000

Romania	23.17%	23.17%	728	76	83,894	79,250

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

C.	BEA Hotels N.V. ("BH") (Cont.):

Bucaresti’s summarized financial information (The summarized financial information below represents amounts before intragroup eliminations).

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Current assets	49,910	32,323
Non-current assets	781,101	828,738
Current liabilities	(330,266)	(71,631)
Non-current liabilities	(83,464)	(360,515)
Equity attributable to owners of the Company	(333,387)	(349,665)
Non-controlling interests	(83,894)	(79,250)

	Year ended December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Revenue	128,431	134,842
Expenses	(138,255)	(147,778)
Profit (loss) for the year	(9,824)	(12,936)

Profit (loss) attributable to owners of the Company	(10,552)	(13,012)
Profit (loss) attributable to the non-controlling interests	728	76
Profit (loss) for the year	(9,824)	(12,936)

Other comprehensive income attributable to owners of the Company	12,985	230,220
Other comprehensive income attributable to the non-controlling interests	3,916	69,426
Other comprehensive income for the year	16,901	299,646

Total comprehensive income attributable to owners of the Company	2,443	217,208
Total comprehensive income attributable to the non-controlling interests	4,644	69,502
Total comprehensive income for the year	7,087	286,710

Dividends paid to non-controlling interests	-	-

Net cash inflow (outflow) from operating activities	7,672	1,766
Net cash inflow (outflow) from investing activities	(8,270)	(5,413)
Net cash inflow (outflow) from financing activities	9,686	(1,619)
Net cash inflow (outflow)	8,595	(5,472)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

D.	Elbit- Plaza India Real Estate Holding Ltd. ("EPI"):

In August 2008, the Company has entered into a joint venture agreement with PC (the “EPI Agreement”), under which, inter alia, PC was allotted 47.5% of the shares of the Company's subsidiary Elbit Plaza India Real Estate Holdings Limited (“EPI”) which holds plots in Bangalore and Chennai, India (see note 6D and 9A). The remaining 5% equity rights are held by the Company's former Executive Vice Chairman of the Board (see note 22 B (5). The Company and PC each have the right to appoint 50% of the board members of EPI.As of the time of the execution date of the EPI Agreement, the Kochi Island was (and still is) held though an SPV other than EPIIt was agreed that the 50% of the holding rights in the Kochi Island project will be held in favor of PC.. The Company provided PC with a guarantee, which shall be exercised in the event the Company fails to transfer all its rights in the Kochi Island to EPI (or alternatively to transfer 50% of the said rights to PC). The guarantee expired in August 2013.

E.	Elbit Fashion

Elbit Fashion Ltd. is wholly owned subsidiary of the Company and is the franchisee of the MANGO ™ in Israel. Elbit Fashion currently operates 28 retail stores in Israel.

In January 2012, the Company and Elbit Trade & Retail Ltd ("Elbit Trade") previously wholly owned by the Company, entered into an agreement with Gottex Models Ltd. (“Gottex”), for the sale of all its shares in Elbit Trade and all their interests in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the GAPTM brand in Israel. The sale transaction was closed in April 2012. The purchase price paid by Gottex under the agreement was NIS 25 million, plus the agreed value of the GAP inventory as of the closing date and adjustments based on the agreed value of the working capital attributed to the GAP activity as of the closing date. As a result, the Company recorded a gain in the amount of NIS 9.4 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -     PROPERTY, PLANT AND EQUIPMENT

A.	Composition:

	December 31, 2013
	Real estate
	Hotels at revaluation model (*)		At cost model
	Operating	Under construction	Other	Other fixed assets	Total
	(in thousand NIS)

Cost:
Balance as of January 1	1,104,142	57,200	29,939	117,803	1,309,084
Adjustment of Depreciation and amortization balance as of December 31 2013	(79,435)	(36,610)	-	-	(116,045)
Additions during the year	12,332	86	(1,372)	7,850	18,896
Revaluation of hotels during the year	37,640	-	-	-	37,640
Disposals during the year	(448)	-	-	(8,690)	(9,138)
Foreign currency translation adjustments	(49,446)	-	(844)	9,570	(40,720)
Balance as of December 31	1,024,785	20,676	27,723	126,533	1,199,717

Accumulated depreciation:
Balance as of January 1	39,519	-	5,708	56,068	101,295
Adjustment to cost as of December 31 2013 due to revaluation model	(79,435)	-	-	-	(79,435)
Additions during the year	42,006	-	511	11,245	53,762
Disposals during the year	(353)	-	-	(5,282)	(5,635)
Foreign currency translation adjustments	(1,737)	-	(146)	(2,575)	(4,458)
Balance as of December 31	-	-	6,073	59,456	65,529

Provision for impairment:
Balance as of January 1	-	-	6,785	20,024	26,809
Adjustment to cost as of December 31 2013 due to revaluation model	-	(36,610)	-	-	(36,610)
Impairment loss recognized (i))	-	36,610	-	-	36,610
Foreign currency translation adjustments	-	-	(191)	(1,265)	(1,456)
Balance as of December 31	-	-	6,594	18,759	25,353

Net book value	1,024,785	20,676	15,056	48,318	1,108,835

(*)	Had the Group continued to present the hotels based on the cost model, their net book value as of December 31, 2013 would have been NIS 578 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -     PROPERTY, PLANT AND EQUIPMENT (CONT.)

                         A.           Composition (Cont.):

	December 31, 2012
	Real estate
	Hotels at revaluation model (*) (**)		At cost model
	Operating	Under construction	Other	Other fixed assets	Total
	(in thousand NIS)

Cost:
Balance as of January 1	908,891	57,062	30,045	173,370	1,169,368
Adjustment of Depreciation and amortization balance as of January 1	(128,642)	-	-	-	(128,642)
Additions during the year	13,365	138	-	6,296	19,799
Revaluation of hotels as of January 1, 2012	293,370	-	-	-	293,370
Revaluation of hotels during the year	50,396	-	-	-	50,396
Disposals during the year	(311)	-	-	(6,399)	(6,710)
Disposals in respect of realized assets	-	-	-	(54,620)	(54,620)
Foreign currency translation adjustments	(32,927)	-	(106)	(844)	(33,877)
Balance as of December 31	1,104,142	57,200	29,939	117,803	1,309,084

Accumulated depreciation:
Balance as of January 1	112,468	-	5,204	84,824	202,496
Adjustment to cost as of January 1, 2012 due to revaluation model	(112,468)		-	-	(112,468)
Additions during the year	43,923	-	523	12,194	56,640
Disposals during the year	(224)	-	-	(4,810)	(5,034)
Disposals in respect of realized assets	-	-	-	(35,613)	(35,613)
Foreign currency translation adjustments	(4,180)	-	(19)	(527)	(4,726)
Balance as of December 31	39,519	-	5,708	56,068	101,295

Provision for impairment:
Balance as of January 1	16,173	-	6,810	16,243	39,226
Adjustment to cost as of January 1, 2012 due to revaluation model	(16,173)	-	-	-	(16,173)
Impairment loss recognized (i))	-	-	5	4,105	4,110
Foreign currency translation adjustments	-	-	(30)	(324)	(354)
Balance as of December 31	-	-	6,785	20,024	26,809

Net book value	1,064,622	57,200	17,445	41,710	1,180,977

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -     PROPERTY, PLANT AND EQUIPMENT (CONT.)

B.	Composition of real estate assets included in property plant and equipment distinguished between freehold and leasehold rights:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Freehold rights	1,024,785	1,064,622
Leasehold rights	20,676	57,200
Net book value	1,045,461	1,121,822

C.	Disposal of the Netherlands hotels:

In March 2012, BH entered into and closed a Share Purchase Agreement with Park Plaza with regard to the sale of its holdings in certain subsidiaries which owned a 50% interest in four hotels in the Netherlands. The hotels were jointly owned by the Company and Park Plaza and managed by it.

The total net consideration that was paid to the Company in May 2012 was approximately ˆ26.5 million. The consideration was paid in the following manner: (i) ˆ23 million in cash; (ii) Park Plaza issued and allotted to the Company 700,000 ordinary shares of Park Plaza , with current market price as of the closing date of approximately ˆ2 million, based on the quotation of such shares’ price on the London Stock Exchange; and (iii) an additional payment in the aggregate amount of up ˆ1.6 million that shall be made on the fourth anniversary of the transfer date (March 2016) and shall be subject to certain adjustments, based on Park Plaza shares’ market price, as set forth in the Agreement. This additional payment is classified as a derivative and its fair value as of December 31, 2013 and 2012 amounted to NIS 5 million and NIS 8 million respectively.

The total profit generated from the sale of the hotels, amounted to approximately NIS 188 million, out of which NIS 134 million has been recognized in the shareholders equity of the Company following the application of the revaluation model (see note 2 M (i)) and NIS 54 million has been recognized in the income statement for 2012.

D.	Annual depreciation rates - see note 2 M (ii).

E.
As of December 31, 2013 the Group pledged property plant and equipment in the amount of NIS 1,025 million in order to secure borrowings provided to the Group by financial institutions, mainly with respect to the hotels. See also note 18D.

F.
Within the framework of a lease agreement with the Israeli Land Authority ("ILA") in respect of plot located in, Tiberias Israel, the Company has undertaken to finalize the construction, as extended, in July 2013. Within the framework of the lease agreement the Company has provided the ILA with two bank guarantees which as of December 31, 2013 amounted to NIS 14 million in order to secure the Company's undertakings under the lease agreement. In accordance with the lease agreement, in case of non-compliance with its terms the contract can be canceled.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -     PROPERTY, PLANT AND EQUIPMENT (CONT.)

G.	Description of valuation techniques used and key inputs to valuation of hotels:

Operating Hotels
Valuation technique	Significant unobservable Inputs	Range (weighted average)
DCF method	Average daily rate	ˆ61.5 - ˆ123
	Capitalization rate and exit yield	7% - 8.25%
	Discount rate	9.5%-10%

NOTE 12 -     INTANGIBLE ASSETS

Composition:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)
Amortized Cost
Goodwill (i)	-	37,748
Intangible assets - Intellectual property and other	-	7,930
Distribution rights	-	1,040
	-	46,718

(i)
The goodwill is attributable mainly to the following cash generating units: an amount of NIS 11 million was attributable to the activities of Varcode and an amount of NIS 27 million was attributable to the Bucuresti hotel (note 10 C (2).

The goodwill attributable to Bucuresti was tested for impairment based on the fair value of the Bucuresti complex which was determined based on independent third party appraiser who used the net operational cash flow expected to be generated from the hotel complex discounted in applicable interest rate.

During 2013 and 2012, the Group recorded an impairment loss in the amount of NIS 38 and NIS 3 million in respect of its goodwill as a result of these impairment tests, respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -     SHORT-TERM CREDITS AND BORROWING RELATING TO TRADING PROPERTY

A.	Composition short-term credits:

	December 31
	2 0 1 3		2 0 1 2
	Interest rate
	%	(in thousand NIS)

U.S. Dollar		912	1,044
EURO		434	-
INR	11.5	-	34,380
NIS	Prime + 1.5-1.75	-	8,124
		1,346	43,548
Current maturities (*)		4,463,027	1,456,708
		4,464,373	1,500,256

(*)
The Balance as of December 31, 2013 is comprised of bank loans and debentures that are presented as short-term liabilities due to failure of the Company to pay its loans and debentures on a timely basis which also caused certain subsidiaries of the Company to non- compliance with financial covenants included in such loan agreements, or to cross default of certain loan– see note 3 and 18 E.

The balance as of December 31, 2012 includes bank loans in the total amount of NIS 542 million that are presented as short-term liabilities due to non-compliance with financial covenants – see note 18 E.

B.	Liens and financial covenants - see note 18D and 18E respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -     PAYABLES AND OTHER CREDIT BALANCES

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Income taxes	714	29,369
Other governmental institutions	19,394	3,491
Wages and fringe benefits	16,387	16,838
Accrued interest payable (i)	167,862	27,546
Derivative measured at fair value through profit and loss	13,668	16,335
Loan from third parties	7,160	7,158
Income in advance	29,854	18,323
Accrued expenses, commissions and others	31,385	31,851
	286,424	150,911

(i) As of December 31, 2013, an increase in accrued interest payable is due to the cessation of interest payment by the Company, as part of the purported restructuring (See note 3 A).

NOTE 15 -     BORROWINGS

A.	Composition:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)
At amortized cost:
Loans from banks and financial institutions (see C below)	1,423,378	1,697,282
Debentures issued by the Company (see D below)	2,094,707	2,050,326
Debentures issued by PC (see F2 below)	337,774	360,163
Convertible debentures issued by the Company (see G below)	106,328	103,196
	3,962,187	4,210,967
At fair value through profit and loss:
Debentures issued by PC (see E below)	453,166	571,510
Debentures re-issued by the Company (see D below)	47,674	90,732
	500,840	662,242
Total borrowings	4,463,027	4,873,209
Less - current maturities (see note 13)	(4,463,027)	(1,456,708)
	-	3,416,501

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -     BORROWINGS (Cont.)

B.	Linkage basis and interest rates:

	December 31, 2013
	Interest rates
	%	(in thousand NIS)

NIS	6.25	106,328
NIS	Israeli CPI + 4.5-6.3	2,849,770
EURO	Euribor + 1.65-2.75	354,272
EURO	Libor + 4. 6	368,074
EURO	Euribor + 3.5	368,268
U.S. Dollar	Libor + 2.65-4	234,037
U.S. Dollar	10.2	9,279
PLN	Wibor + 4.5	69,185
INR	Base rate + 3.25	103,814
		4,463,027

                         C.            The following table provides breakdown of the Group's loans from banks and financial institutions:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Loans provided to the Company (i)	216,938	290,396
Loans provided to PC (mainly with respect to trading property)	838,448	1,007,550
Loans provided to Group Companies in the hotels segment (ii)	367,992	399,336
	1,423,378	1,697,282

(i)
For collaterals and financial covenants see also note 18 D and E. As of December 31, 2012 and 2013 the Company is non-compliant with these financial covenants. For additional details see note 3 (C and D).

(ii)	As of December 31, 2013 the Company is in cross default with respect to these loans.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -    BORROWINGS (Cont.)

D.	Company's debentures

During 2013 the Company ceased to pay any principal or interest to its bondholders. Accordingly all debentures were reclassified as short term. With respect to Company's plan of arrangement with its unsecured financial creditors, see note 3 A (2).

(1)	Following are the significant terms of the Company's debentures:

				Amortized cost
	Linkage	Interest		as at December 31,
Series	basis	rate	Repayment terms	2 0 1 3	2 0 1 2
		%		(in thousand NIS)
A (ii)	Israeli CPI (i)	6.0	10 semi-annual equal installments commencing August 2009	201,353	197,515
B (ii)	U.S. Dollar	Libor+2.65	10 semi-annual equal installments commencing August 2009	14,285	15,366
C (ii)	Israeli CPI (i)	5.3	10 annual installments commencing September 2009	265,685	260,064
D (ii) (iii)	Israeli CPI (i)	5.0	8 annual installments commencing April 2013	797,176	781,293
E (ii)	Israeli CPI (i)	6.3	10 annual installments commencing July 2012	60,762	59,575
F (ii)	Israeli CPI (i)	5.7	6 annual installments commencing October 2010	277,653	272,221
G (ii)	Israeli CPI (i)	5.08	5 annual installments commencing December 2014	477,793	464,292
				2,094,707	2,050,326

Series A through G debentures are un-secured and non-convertible and are registered for trade on the Tel Aviv Stock Exchange (“TASE”).

•	Linked to the increase in the Israeli CPI over the base index as of the date the debentures were issued.

•
The debentures terms provide that the debentures will be prepaid by the Company at the discretion of the holders of the debentures under certain circumstances, including: (i), if the Company’s securities are de-listed from trade on both the TASE and the Nasdaq Global Select Market, (except for series E, F and G)  (ii) if forced payment is required of another series of the Company's debentures, (iii) if a stay of proceedings is imposed by a court upon the Company and not rescinded within 45 days, and (iv) if the Company ceases to make payment on its debentures or if there is a material risk that it will cease to make such payments.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -     BORROWINGS (Cont.)

D.	Company's debentures (Cont.)

(3)
Transactions with financial institutions for financing repurchase of bonds

In August 20 12, the Group entered into a NIS 75 million bond structured transaction with a leading global financial institution (the "Transaction" and the "Counterparty" respectively), pursuant to which, the Group has purchased a NIS denominated zero-coupon credit linked note (the “CLN”) from the Counterparty. The CLN references a portfolio of the Company’s bonds (having a market value of NIS 75 million) (the "Bond Portfolio"). In the framework of the Transaction, the Group has sold the Bond Portfolio to the Counterparty. In consideration, the Counterparty has paid the Group, the market value of the Bond Portfolio and arranged for the issuance of the CLN, at an issue price of NIS 37.5 million.

During the term of the CLN, all the proceeds derived from the Bond Portfolio (principal and interest) shall be retained by the Counterparty. At maturity of the CLN, subject to no early termination event having occurred, the CLN shall be redeemed by delivery to the Group (as note holder) of the remaining, unamortized portion of the Bond Portfolio.

As of December 31, 2012, the bonds and the CLN were presented at fair value.

In addition, In November 2012, the Group, entered into a NIS 150 million bond structured transaction with a leading global financial institution (the “Transaction” and the “Counterparty” respectively), pursuant to which, the Group was granted a NIS 75 million credit line for the purchase of a portfolio of the Company’s bonds having an aggregate market value of up to NIS 150 million (the “Bond Portfolio”). The Company utilized approximately NIS 21 million of the credit line.

During the term of the Transaction, all the proceeds derived from the Bond Portfolio (principal and interest) shall be retained by the Counterparty.
As of December 31, 2012 the bonds and the CLN were presented at fair value.

On February 10, 2013, the Counterparties have notified the Company of the early termination of the Transactions as a result of the decline in the market price of the Debentures and consequentially, the failure to meet the loan-to-value covenants under the Transactions.

Accordingly, the Counterparties sold the Debentures held by them in consideration that fully covered the termination amounts. An amount of NIS 10 million and 31 million par value Debentures had been returned to the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -     BORROWINGS (Cont.)

E.	PC's debentures

PC's debentures are un-secured and non-convertible and are registered for trade in Tel Aviv Stock Exchange (“TASE”) and in Warsaw, Poland.

Effective November 2013, all payment on PC debentures were withheld (refer also to note 3 (B)), accordingly all PC’s debentures were reclassified as short term.

PC's series A and series B debentures are traded in TASE and will be repaid by PC, inter alia, at the option of the trustee or the holders of the debentures if PC delays the publication of its financial statements for more than 60 days from the dates provided by applicable law, or if the debentures cease to be rated for a period of more than 60 days.

Following are the significant terms of PC's debentures as of December 31, 2013:

(1)	PC's debentures measured at fair value through profit and loss ("FVTPL”):

				Fair value		Payments to be paid contractually at maturity
	Linkage	Interest		as of December 31,		as of December 31,
Series	Basis	rate	Repayment terms	2 0 1 3(ii)	2 0 1 2(ii)	2 0 1 3(ii)	2 0 1 2(ii)
		%		(In thousand NIS)		(In thousand NIS)

A	Israeli CPI (i)	4.5	8 annual equal installments commencing December 2010	168,339	138,363	229,868	203,124
B	Israeli CPI (i)	5.4	5 annual equal installments commencing July 2011	284,827	433,147	373,313	549,491
				453,166	571,510	603,181	752,615

(i)	The debentures are linked (principal and interest) to the increase of the Israeli CPI over the base index at the date of the debentures' issuance.

(ii)
PC's debentures (except the additional Notes issued during 2009-2011 see (2) below) were designated to FVTPL in accordance with the provisions stipulated in note 2S. The Fair value of PC's debentures as of December 31, 2013 and 2012 was determined based on their quoted market price in the TASE (see note 25D(2)d(.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -     BORROWINGS (Cont.)

E.	PC's debentures (Cont.)

(2)	PC's debentures measured at amortized cost

  Following are the significant terms of the PC's debentures which are measured at amortized cost:

				Amortized cost
	Linkage	Interest		as at December 31,
Series	basis	rate	Repayment terms	2 0 1 3	2 0 1 2
		%		(in thousand NIS)
Debentures A (i)	Israeli CPI (i)	6.0	8 annual equal installments commencing December 2010	65,828	-
Debentures B (i)	Israeli CPI(i)	6.0	5 annual equal installments commencing July 2011	202,764	288,362
Polish debentures (ii)	PLN	Wibor +4.5	November 2013	69,182	71,801
				337,774	360,163

(i)
The debentures are linked (principal and interest) to the increase of the Israeli CPI over the base index at the date of the debentures' issuance.

Issued on November 2010 to polish institutional investors and the principal was due upon November 2013.

F.	Company's convertible debenture

Series 1 convertible debenture issued by the Company in 2009 bearing a fixed interest rate of 6.25% per annum, without linkage. The Series 1 convertible debentures are to be paid in two equal installments on December 31, 2013 and December 31, 2014 and are convertible into the Company's ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.

The debentures are un-secured and are registered for trade in Tel Aviv Stock Exchange (“TASE”). During 2013 the company ceases to pay any principal or interest, accordingly the convertible debenture was reclassified as short term. With respect to the Company's plan of arrangement with its unsecured financial creditors, see note 3 A (2).

G.	Liens and financial covenants - see note 18D and 18E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -     OTHER LONG TERM LIABILITIES

A.	Composition:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Liability in respect of construction services (i)	81,184	76,747
Provisions	-	6,243
Retirement benefit obligation (see B below)	7,980	6,983
Derivative measured at fair value through profit and loss (ii)	-	11,250
Other	4,302	929
	93,466	102,152

(i)
With respect to PC undertaking to construct an office building for the Government of Romania at the Casaradio project - see note 6 C. Aggregately, and as of December 31, 2013, an amount of EUR 1.5 million (NIS 7 million) was utilized from the provision. During 2013, no provision was utilized.

(ii)
Interest Rate Swap transaction entered into by Bucharesti ( see note 25 C) in which it will pay fixed interest rate of  1.4% and receives three months Euribor on a quarterly basis starting on January 1, 2013 and ending on June 30, 2016.

As of December 31, 2013, the underlying loan was reclassified as short-term due to cross default as described in note 18 E and accordingly, the related derivative was also classified as short term (see note 14).

B.	Retirement benefit obligation

The Group companies' liability to employees upon their retirement includes, primarily, voluntary and/or involuntary termination severance payments as well as adaptation grants. The liabilities are partially covered by ordinary deposits to employees’ accounts at accredited pension and severance-pay funds and/or by acquiring insurance policies. Such deposits are not under the custody or management of the Group companies.

The Company’s CEO terms of employment by EIL shall be taken into consideration in calculating the period of his employment with the Company, for all purposes. EIL undertook to transfer to the Company’s ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the CEO's employment with EIL. As of December 31, 2013, balances of approximately NIS 0.9 million have not yet been transferred to the Company. As a result of the appointment of receiver on EIL (see note 18 B), during 2013 a provision has been recorded for the entire amounts.

The obligations of foreign subsidiaries in respect of severance-pay to their respective employees, in terms of the laws of their respective countries of residence, and various valid labor agreements are generally covered by ordinary payments executed to that end to governmental institutions, as well as by current payments to insurance companies for pension benefits and by the balance-sheet accrual.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -     OTHER LONG TERM LIABILITIES (Cont.)

B.	Retirement benefit obligation (Cont.)

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit plans is as follows:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Present value of funded defined benefit obligation	21,114	19,469
Fair value of plan assets	(13,134)	(12,486)
Net liability arising from defined obligation	7,980	6,983

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	December 31
	2 0 1 3	2 0 1 2
	%	%

Discount rates	4.7	4.7-5.1
Expected return on plan assets	4.4-4.7	2.4-7
Expected nominal salaries increase	5	5

NOTE 17 -     INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousand NIS)

Current	1,426	7,276	1,659
Deferred	(30,726)	(20,444)	61,038
In respect of prior years	(2,637)	3,956	586
	(31,937)	(9,212)	63,283

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -     INCOME TAXES (Cont.)

B.	Principle tax laws applicable to the major Group companies in their country of residence:

(1)	Israel

a.	Corporate tax rate applicable to companies in Israel in 2013 is 25% (in 2012 and 2011 - 25% and 24%, respectively) In December 2011, new legislative amendments came into force according to which:

(1)	Planned reductions in corporate tax rates for the years 2012-2016 were fully cancelled.

(2)	Increase of the corporate tax rate in 2012 to 25%.

   In May 2013, new legislative amendments came into force according to which an increase of the corporate tax in 2014 to 26.5%.

b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

1)	(i)
Taxation of profits of foreign companies considered as Controlled Foreign Companies ("CFC"), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed as a dividend representing its respective share in such profits ("Deemed Dividend").

(ii)
Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

A Deemed Dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, less withholding taxes which would have been paid abroad in respect of such dividend, had it in fact been distributed. Each Israeli assessee has the right to elect, at its sole discretion, to be assessed according to the Israeli corporate tax rate less taxes payable abroad in respect of these profits (including under certain circumstances taxes payable by a company held by the distributing company), as the case may be.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -     INCOME TAXES (Cont.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

                                        (1)           Israel (cont.)

b.	(Cont.)

2)
Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1, 2003.

3)	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

c.
In August 2010, the Israeli Tax Authority approved the request made by the Company for restructuring (herein forth - "restructuring approval. Within the framework of the restructuring, the Tax Authority approved the execution of a procedure composed of several stages, at the end of which Elbit Medical Technologies Ltd., a direct subsidiary of the Company, became the owner of the Group's entire holdings in InSightec and Gamida.

                                        (2)            The Netherlands

a.
Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25% (25.5% prior to the year 2011). The first ˆ200,000 of profits are taxed at a rate of 20%. Tax losses may be carried backwards for one year and carried forward for nine years..

b.
Under the participation exemption rules, income (including dividends and capital gains) derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or nonresident investee companies, is exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. Such conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy at least one of the following tests:

(i)	Motive Test, the investee company is not held as passive investment;

(ii)	Tax Test, the investee company is taxed locally at an effective rate of at least 10% (calculated based on Dutch tax accounting standards);

(iii)	Asset Test, the investee company owns (directly and indirectly) less than 50% low taxed passive assets.

c.
Dividend distributions from a Netherlands company to qualifying Israeli corporate shareholders holding at least 25% of the shares of such Netherlands company is subject to withholding tax at a rate of 5% provided certain compliance related formalities have been satisfied.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	INCOME TAXES (Cont.)

B.	Principle tax laws applicable to the major Group companies in their country of residence (Cont.):

(3)
India

The corporate income tax applicable to the income of Indian subsidiaries is 32.445% (including surcharge of 5% and cess of 3% where taxable income exceeds INR 10 million) or 33.99% (including surcharge of 10% and cess of 3% where taxable income exceeds INR 100 million).. Minimum alternate tax (MAT) is 20.00775% (including surcharge of 5% and cess of 3%)  or 20.9605% (including surcharge of 10% and cess of 3%)  of the taxable book profits (i.e. profits shown in the financial statements as adjusted for certain prescribed adjustments). The final tax payable is higher of the MAT liability or corporate tax payable. If taxes are paid under MAT, then credit to the extent of MAT paid over corporate tax is available (MAT credit). MAT Credit will be credited if the company has taxable profits in the following ten years. In years in which corporate tax is payable by the Company, MAT credit to the extent of difference of the tax liability under MAT and corporate tax liability for that year can be availed.

Capital gains on sale of fixed assets (on which tax depreciation has not been claimed) are taxed at the rate of 21.63% (including surcharge of 5% and cess of 3%) or 22.66% (including surcharge of 10% and cess of 3%) provided that they were held for more than 36 months immediately preceding the date of the transfer (in case of specified capital assets such as shares of an Indian company, a period of 12 months is considered), or 32.445% (including surcharge of 5% and cess of 3%) or 33.99% (including surcharge of 10% and cess of 3%) in case of other assets . Dividends paid out of the profits are subject to Dividend Distribution Tax at the rate of 16.995% (including surcharge of 10% and cess of 3%). There is no withholding tax on dividends distributed by an Indian company. Business losses can be offset against taxable income for a period of eight years from the incurrence year's end. There is no limit for carry forward of unabsorbed depreciation.

(4)
Cyprus

The taxation of companies incorporated in Cyprus is based on tax residence and all companies are taxed at the rate of 12,5% (10% up to 31 December 2012) on its total taxable profits. In case of tax losses, these can be carried forward over the next five years from the end of the tax year in which they are incurred, to be offset against taxable income. Under certain conditions interest income may be subject to special contribution for defense at the rate of 30% (10% up to 30 August 2011 and 15% up to 28 April 2013). In such cases this interest income will be exempt from corporation tax.

Dividend income is exempt from 12,5% corporation tax. In certain cases, dividend income may be subject to special contribution for defense at the rate of 20% (up to 30 August 2011 the rate was 15% and as from 1 January 2014 the rate will be 17%).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -     INCOME TAXES (Cont.)

B.	Principle tax laws applicable to the major Group companies in their country of residence: (Cont.)

(4)
Cyprus (cont.)

Dividends received by a Cyprus tax resident company from a non-Cyprus tax resident company are exempt from the special contribution for defense, unless the non-Cyprus tax resident company paying the dividend: engages, directly or indirectly, more than 50% in activities which lead to investment income; and the foreign tax burden on the income of the company paying the dividend is substantially lower than the tax burden of the company in Cyprus.

For the exemption to be denied both of the above conditions must apply.

Dividends received by a Cyprus tax resident company from another Cyprus tax resident company are also exempt from the special contribution for defense, excluding dividends paid indirectly after four years from the end of the year in which the profits which were distributed as dividends arose.

Companies, which do not distribute 70% of their profits after tax, as defined by the relevant tax law within two years after the end of the relevant tax year, will be deemed to have distributed as dividends 70% of these profits. Special contribution for defense at the rate of 20% (17% as from 1 January 2014) will be payable on such deemed dividends to the extent that the shareholders (companies and individuals) are Cyprus tax residents. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year during the following two years. This special contribution for defense is payable by the company for the account of the shareholders.

No withholding taxes apply to dividend distributions to non-Cyprus tax resident shareholders (companies and individuals).

Profits from the sale of shares and other titles of companies are exempt from corporation tax. Sale of shares is also exempt from 20% capital gains tax if the company whose shares are sold does not own any immovable property situated in Cyprus, or even if it does own immovable property situated in Cyprus, its shares are listed on a recognized stock exchange

(5)	USA

a.
The US federal corporate income tax rate is 35%. Some states may also impose corporate income taxes, which vary from zero to approximately 12%, resulting in an effective corporate tax rate of generally around 40%. The federal tax rate on corporate capital gains is the same as that of ordinary income.

b.
The statutory withholding tax rate on US sourced income is generally 30%, which may be lowered under a relevant tax treaty. The US-Israel Tax Treaty sets a 17.5% withholding tax on interest payments to Israeli corporations, and a 25% or 12.5% withholding on dividends (depending on share of ownership).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -     INCOME TAXES

C.	Effective tax rate:

The following is reconciliation between the income tax expenses computed on the pretax income at the ordinary tax rates applicable for the Company ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousand NIS)

Israeli company's statutory tax rate (%)	25	25	24

Loss before income taxes	(1,598,982)	(588,022)	(207,847)
The theoretical tax	(399,746)	(147,005)	(49,883)
Differences in tax burden in respect of:
Exempt income, net of unrecognized expenses	43,123	(21,922)	17,646
Prior-year losses for which deferred taxes had not previously been recorded, including utilization	(7,899)	6,420	(29,295)
Losses and other timing differences for which deferred taxes had not been recorded	121,426	39,876	130,652
The effect of different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	(10,047)	42,066	(52,390)
Differences in tax rates on income of foreign subsidiaries	140,071	43,153	46,614
The Group's share in results of associated companies	84,758	26,143	267
Taxes for prior years	(2,652)	3,956	586
Other differences, net	(971)	(1,899)	(914)
	(31,937)	(9,212)	63,283

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -     INCOME TAXES (CONT.)

D.	Carry forward losses and deductions:

As of December 31, 2013 the Group companies had accumulated tax losses and deductions amounting to NIS 2,992 million, which may be utilized in the coming years against taxable income at rates ranging from 10% to 35% depending on the country of residence.  The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible. As a result of the closing of the Company's plan of arrangement (see note 3 A) the Company will record a tax gain in the amount of approximately NIS 1.6 billion which will be utilized against the Company's carry forward losses and deductions. These financial statements do not include any deferred tax asset in respect of this gain, since as of the balance sheet date the probability to utilize this gain was doubtful. Utilizing InSightec’s losses at the amount of approximately NIS 82 million is limited as a result of a merger pursuant to section 103 of the Income Tax Ordinance.

Tax laws in respect of certain Group subsidiaries operating outside of Israel have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 2,992 million, against taxable income, will gradually expire over the following years:

December 31
2 0 1 3
(in thousand NIS)

2014	52,558
2015	100,960
2016	91,985
2017	66,199
2018 and thereafter	2,680,368
2,992,070

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -     INCOME TAXES (CONT.)

E.	Deferred income taxes:

(1)        Composition:

	Year ended December 31, 2013
	Balance as of January 1, 2013	Charge to profit and loss account	Charged to foreign currency translation reserve	Foreign currency translation adjustments	out of consolidation/ Discontinued operations	Balance as of December 31, 2013
	(In thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment	(90,269)	1,777	(5,161)	2,485	-	(91,168)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(18,721)	-	-	685	(300)	(18,336)
Timing differences - income and expenses	(54,952)	54,532	(665)	1,368	-	283
Carry forward tax losses and deductions	51,317	(25,583)	-	(642)	-	25,090
Net deferred taxes	(112,625)	30,726	(5,826)	3,896	(300)	(84,131)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -     INCOME TAXES (CONT.)

E.	Deferred income taxes (Cont.):

(1)        Composition (cont.):

	Year ended December 31, 2012
	Balance as of January 1, 2012	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to AFS reserve	Foreign currency translation adjustments	out of consolidation/ Discontinued operations	Balance as of December 31, 2012
	(In thousand NIS)

Accelerated depreciation differences in respect of property plant and equipment	(62,178)	2,220	(59,072)	-	30	28,731	(90,269)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(22,361)	100	-	-	380	3,160	(18,721)
Timing differences - income and expenses	(78,090)	23,845	1,805	(3,120)	74	534	(54,952)
Carry forward tax losses and deductions	67,898	(5,721)	-	-	524	(11,384)	51,317
Net deferred taxes	(94,731)	20,444	(57,267)	(3,120)	1,008	21,041	(112,625)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -     INCOME TAXES (CONT.)

E.	Deferred income taxes (Cont.):

(2)       The deferred taxes are presented as follow:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Long-term liabilities	(85,131)	(113,225)
Long-term receivables	1,000	600
	(84,131)	(112,625)

                                         (3)        The Group did not record deferred tax assets in respect of the following items:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and investment property	6,377	15,044
Timing differences - income and expenses	91,659	88,981
Carry forward tax losses and deductions	588,263	532,921
	686,299	636,946

F.	Final tax assessments:

The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, through 2009. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

G.	Deferred taxes in respect of investment in investee companies:

As of December 31, 2013, the Group did not record deferred tax liability, in respect of gains from realization of certain investee companies or upon receiving their retained earnings as dividend, in the amount of NIS 224 million.

H.
The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders' equity, as of December 31, 2013, 2012, and 2011 is NIS 47 million, NIS 42 million and NIS 19 million, respectively.

I.	With respect to settlement agreement with the Israeli Tax Authority with regards to corporate income tax assessments for the years 2004-2009 see note 18 B (5).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	Commitments:

(1)
Hotels' management fees

The Group SPV's entered into management agreements with Rezidor for the managements of the Group's hotels in Belgium and the  Radisson Blu hotel complex in Romania.

Under the respective management agreements signed with Rezidor, the SPV's undertook to pay Rezidor certain agreed upon fees which are calculated as a percentage from the respective hotel’s revenue as well as a certain agreed upon percentage from the gross operating profit of each such hotel. In addition, the SPV's also undertook to participate in certain portions of the expenses incurred by Rezidor in the course of performance of their obligations (mainly marketing and advertising expenses), up to a certain percentage of the room revenues.

Upon the termination of the Belgium hotels management agreements by the Group , the SPV will be  obliged to pay to Rezidor an amount equal to the  fees(as determined in the agreement)  paid to the Rezidor  in the 12 months period preceding such termination. A termination of the Radisson Blu Bucharest Hotel management agreement can be done only in limited circumstances as set forth in the agreement.

(2)	Minimum future rental payments Minimum future rental payments due under the Group's current operating leases as of December 31, 2013 are as follows:

Year ended December 31,	(in thousand NIS)

2014	30,513
2015	29,686
2016	29,177
2017	27,266
Thereafter	188,797
305,439

(3)
Elbit Trade - franchise agreements

Elbit Fashion Ltd. is a party to a distribution, support and service agreements signed in May 2005 with a third party for a 10-year period,(expired in May 2015)  which entitled it to market the brand name MANGO-MNGTM in Israel.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments (Cont.):

(4)
Letter of Undertaking with the trustees

ON March 19, 2013 the Company has entered into letter of undertaking with the trustees of series C-G and 1. According to the Letter of undertaking the  Company undertook that during the Interim Period it and the entities under its control (excluding Plaza Centers N.V. (“Plaza”) (the “Controlled Entities”)), will not: (i) either directly or indirectly, make any payments and/or engage in any transactions with the Controlling Shareholder and/or entities under the control of the Controlling Shareholder and/or Mr. Mordechay Zisser’s relatives (collectively, “Related Parties”) (but excluding D&O insurance and/or indemnification undertakings, to the extent these will be duly provided to all officers of the respective entity under applicable law); (ii) dispose and/or undertake to dispose of any material asset of the Company and/or the Controlled Entities, and will not provide any guarantee and/or security of any kind, to secure the Company’s or any third party’s debt, without providing the Trustees a 14-day prior written notice accompanied by all relevant information (“Advance Notice”); (iii) carry out any activity and/or enter into any transaction which is not in the Company’s and/or the Controlled Entities’ (as the case may be) ordinary course of business, unless it provides the Trustees with Advance Notice; (iv) acquire and/or sell and/or pledge any of the Company’s securities, unless it provides Advance Notice; (v) deposit any cash or cash equivalent (including any securities) with any financial institution that is a creditor of the Company (“Financial Creditors”) and/or any of the Controlled Entities, or with a bank account in any of the banks to whom the Company’s and/or any of its Controlled Entities’ aggregate debt exceeds an amount of NIS 5,000,000, but excluding any deposits of any proceeds made by the Company’s subsidiaries in the framework of such subsidiaries’ on-going activity in the ordinary course; (vi) in the case of the Company, announce and/or distribute any dividends and/or other distributions of any kind, to any of its shareholders, (vii) change or amend any term under its existing credit and/or funding facilities with any of its Financial Creditors; and (viii) enter into new investments, including any purchase of new assets and/or additional rights in existing assets (except for certain specific activities agreed-upon under the Letter of Undertaking), unless it provides Advance Notice. In addition, each of the Company and the Controlled Entities agreed during the Interim Period to notify the Trustees and the Representatives of actual or threatened litigation or claims against the Company and/or any of its Controlled Entities that exceeds or would reasonably be expected to exceed NIS 2,500,000.

In addition, during the Interim Period, the Company and its Controlled Entities will not make any payments to their respective creditors nor will any of them undertake any obligations to do so unless the Company provides the Trustees with Advance Notice, except for the following:

The making of payments and undertakings in the ordinary course of business, other than to Related Parties and Financial Creditors, subject to certain thresholds and exclusions;

The advance of working capital to the Company’s subsidiaries in India and the  United States, subject to a certain threshold; and

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments (Cont.):

(4)       Letter of Undertaking with the trustees (cont.)

Payments to secured creditors that are due and payable in accordance with the terms thereof, provided that the source of the funds used for the repayment of such secured debt was generated from the secured assets.

The Company further undertook that neither the Company nor any of its Controlled Entities will settle any of their respective debt towards other entities included in the Elbit Group, except for the settlement of debts owed to the Company by any such entities included in the Elbit Group or for the settlement of any of Plaza’s debts to any third party.

Mr. Mordechay Zisser and the entities owned and/or controlled by him (the “Controlling Shareholder”) have agreed that, during the Interim Period, they will not dispose of the securities of the Company and/or the Controlled Entities held, directly or indirectly, by the Controlling Shareholder. In addition, there may not be any change in the Controlling Shareholder’s holdings (directly or indirectly) in any of the Company’s securities, provided that such undertaking will not apply in case of any conflict between this undertaking and any previous undertaking of the Controlling Shareholder towards Bank Hapoalim B.M., if and to the extent any such other undertaking exists. In accordance with the Company's plan of arrangement, the letter of undertaking was expired upon the completion of the restructuring and the election of new Board. See note 3.

                                         (5)      As for commitments to related parties, see note 22.

(6)	In relation to commitments deriving from lease agreement with Israel Land Authority, see note 11 F.

B.	Claims:

Certain legal claims have been filed against the Group's companies, including two claims that have been applied to certify as class actions suits.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the probability of the claims, including the applications for their approval as class actions, appropriate provisions have been included in the financial statements (including provisions in respect of discontinued operation), with respect to the exposure involved in such claims.

In the opinion of the managements of the Group's companies, the amount of the additional exposure as of December 31, 2013, in respect of claims their chances to be realized are not remote, amounts to approximately NIS 10 million, excluding class actions. Said amount does not include interest. In respect to motions to certify certain claims as class actions, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items B1 and B2 below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (Cont.):

Following are the Group's material claims as of December 31, 2013:

(1)       The Company - application for 1999 class action

In November 1999, a number of institutional and other investors (the "Plaintiffs"), holding shares in Elscint, instituted a claim against the Company, Elscint, EIL, Control Centers Ltd, past and present officers in the said companies and others. Together with the claim a motion was filed to certify the claim as a class action on behalf of everyone who was a shareholder in Elscint on September 6, 1999 and until the submission of the claim, excluding the Company and certain other shareholders. The claim alleges suppression of the minority shareholder rights, causing monetary damage due to, inter-alia, the sale of the control over Elscint to the Company’s controlling party (who serves also as its CEO) and a breach of a tender offer made by the Company to purchase the minority share in Elscint and an agreement between the Company and the Company’s CEO for the sale of the business of Elscint to the Company at a lower value. The Plaintiffs allege that the value of Elscint’s shares dropped during the period between February 24, 1999 and the date at which the claim was instituted from $13.25 per share to $7.25. The relief sought is an order for the Company to consummate the purchase offer for $14 per share, and alternatively, to purchase Elscint's shares held by the Plaintiffs at a price to be set by the court. In January 2009, the district court dismissed the Plaintiffs' motion to certify the claim as a class action, which was appealed by them in March 2009.

In May 2009, the Plaintiffs filed a motion for discovery claiming that the court dismissed only their motion to certify the claim as a class action, while their personal and/ or derivative claims were still pending. In June 2009, the district court dismissed the Plaintiffs motion for discovery. The court expressed, inter alia, its opinion that the Plaintiffs could not continue to plead this case as a derivative claim.

In November 2009, 18 out of 31 plaintiffs (two of them later withdrew their claims) filed their position, according to the court's decision of June 30, 2009, regarding the question whether the claim should be dismissed in limine. The remaining 13 Plaintiffs have not filed their position. The Plaintiffs claimed that all proceedings before the district court should be postponed until the Supreme Court gives its decision on the appeal.

In May 2012, the Israeli Supreme Court upheld the plaintiff's motion to certify the claim as a class action, and certified the claim as a class action, with regard to the execution of an agreement by and between Elscint and the Company's parent Company (Europe-Israel (M.M.S.) Ltd., or EIL) for the acquisition of EIL's hotels portfolio and the execution of an agreement by and between Elscint and Control Centers Ltd., EIL's parent company ("Control Centers") for the acquisition of the Arena commercial center in Israel ("September 99 Transactions"), allegedly, at a higher value than the actual value of the properties sold, which is part of the Plaintiff's claim for alleged oppression of the minority shareholders in Elscint. In addition, the Supreme Court has upheld certain other claims that related to other defendants and rejected certain other claims that were included in the original proceedings.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (Cont.):

(1)       The Company - application for 1999 class action (Cont.)

On May 8, 2013, the Company filed the District Court a motion to order that parts of the amended statement of claim be struck out as they do not correspond with the Supreme Court's decision dated May 28, 2012. More specifically, the Company argued that the plaintiffs' allegation with regard to the alleged tender offer and with regard to the alleged failure to distribute dividends can no longer be trialed in this case. The Company consequently asked the District Court to decide that the Company will remain a defendant in this case only under its capacity as assignee of all rights and obligations of Elscint (as Elscint had merged into the Company and ceased to exist as a legal entity).

The District Court dismissed this motion on 30 June, 2013, stating, mainly, that the legal ground of "oppression of minority" could possibly contain claims regarding the alleged tender offer and the alleged failure to distribute dividends. The Company intends to file an appeal to the Supreme Court to cancel the District Court's decision, and to uphold the motion.

The defendants have filled their general discovery affidavits in October 2013. The district court has ordered the plaintiff to submit and affidavit stating whether they have any document implying their history of investments in the Company's and Elscint's shares, dating 1999 through 2013, and also to discover any document they have that includes a discussion on investments in Elscint's shares. The district court has furthered ordered the Company to discover protocols of its independent committee, as well as Elscint's independent committee, which assembled in order to discuss the option of the merger between the two.

The district court has decided to grant a period of approximately 3 months to allow a mediation process in this case, and therefore set the next pre-trial to June 23rd, 2014.

Taking into account the significant change in the course of this proceeding after the Supreme Court's ruling (namely, the final dismissal of some parts of the motion to certify the claim as a class action, and the certification of other parts of the claim as a class action), the fact that the certified causes of actions and their scope with regard to each of the defendants are not yet fully clear, and the impracticability of assessing the monetary exposure in this case and the little legal precedent with regard to certified class actions which were trialled on their merits, the Company, based on the legal advice received, cannot at this stage, estimate the prospects of this litigation.

As for a dispute with an insurer which insured this law suit, see C 5 below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (Cont.):

(2)       The Company - application for 2006 class action

In September 2006, a third party (the "Plaintiff") instituted two claims before the Haifa District Court in which he sued the Company, Elscint, EIL, Control Centers Ltd. and others.

These statements of claim are almost identical to the claim detailed in section (1) above and the Plaintiff asked to combine the hearings of these statements with the above said matter. In the statements of claim the Plaintiff asked to approve the claims he had instituted as class actions, however up to the date of the approval of these financial statements no separate motions have been served asking to certify the claims as class actions. In the first claim, the Plaintiff alleges acts of oppression towards the Company's shareholders and in the second claim the Plaintiff alleges acts of oppression towards Elscint's shareholders.

In January 2013, the District Court ruled that the claims would not be certified as class actions, due to their similarity to the claim described in (1).

On March 17, 2013 the plaintiff appealed said ruling before the Supreme Court. On May 26, 2013, the Israeli Supreme Court dismissed the said appeal due to the fact that the appellant failed to pay court fees.

(3)       Claims filed by a former employee of EIL group

In May 2006, the former employee of EIL Group("Plaintiff")  instituted an action against the Company, the Company's than Chairman of the board and Control Centers. In the action the court was asked to declare the annulment of any resolution passed, if any, and/or to be passed, by the Company, by use of the shares which are the subject of the rights alleged by the Plaintiff, dealing with the grant of any benefits to the Company's chairman of the board and/or to Control Centres and/or members of the board of directors and/or the management companies under the control of the Company's chairman of the board and/or Control Centres and all with respect to the Company's general meeting held on May 31, 2006.

Alternatively, the court was asked to rule that at every meeting convened as aforementioned, the shares which are the subject of the alleged rights of the plaintiff would be counted in the part objecting to the passage of such resolutions, while maintaining the Plaintiff's rights to institute the appropriate legal proceedings to prevent harm, to him as a minority shareholder in the Company.

Further alternatively, the court was asked to rule that at every meeting to be convened to pass such resolutions as aforementioned, the shares which are the subject of the plaintiffs' alleged rights will not be counted as agreeing with the said resolutions and not as part of the objecting votes, while maintaining the plaintiff’s rights to institute such proceedings. Underlying this action is a factual base which is similar to additional claims made by the plaintiff against the Company's CEO & Executive President and companies controlled by him as described in (a) above. Following the defendant's request, in December 2008 the court handed down its decision to postpone the proceeding in this matter until the Court's ruling upon the other actions filed by the plaintiff.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (Cont.):

(3)       Claims filed by a former employee of EIL group (cont.)

The Company's legal counsels noted that in this claim, the plaintiff did not ask for a financial remedy from the Company and the maximum exposure to a financial remedy from the Company, manifested in the payment of the attorney’s fee and/or court expenses.

Management estimates, based on the Company's legal counsels belief, that- to the best of their understanding (and also considering, inter alia, that this matter is in its preliminary legal stages, and that statements of defense have not yet been lodged, nor has any hearing been held on material matters on the claim, and also considering the fact that they have not yet received all the information and documents in connection with this claim, and have not yet interviewed all the relevant entities - the probability of the claim being upheld is not greater than 50%.

(4)	Settlement agreement with the Israeli Tax Authority

The Company and its subsidiaries received from the Israeli Tax Authority ("ITA") corporate tax for the years 2004-2009 of NIS 175 (excluding interest and CPI linkage).

On August 1, 2013, the Company and its subsidiaries have entered into a settlement agreement with the ITA with regards to the said assessments (the "Settlement"). The Settlement generally provides that the Company and its subsidiaries (i) will pay taxes in the aggregate amount of NIS 8 million; (ii) the Company’s capital and business losses carry forward for tax purposes as of December 31, 2009 will amount to approximately NIS 306 million; and (iii) the Company will capitalize expenses of NIS 450 million to investments in its subsidiary.

(5)	VAT and Customs assessments in the total amount

The Company received from the Israeli VAT and Customs Authorities assessments for the years 2006-2012 in the total amount of NIS 25 million (excluding interest and CPI linkage). Management, based on its tax advisor, recorded an appropriate provision in the financial statement for this exposure.

(6)	Submission of a request on behalf of the trustees of series B notes for liquidation

On April 4, 2013, the Trustees of Series B Notes (representing an outstanding balance amount of NIS 16.5 million (pari) (approximately 0.7% of the total unsecured debt of the Company), have submitted with the Tel Aviv District Court a request to liquidate and appoint of a temporary liquidator for the Company. On May 8, 2013, the Trustees have submitted a motion to remove their motion for the appointment of a temporary liquidator for the Company.

On July 3, 2013, the Tel Aviv District Court suspended the liquidation request. Following the closing of the Company's plan of arrangement (see note 3 A), On February 25, 2014 the Company and the Series B trustee filed a joint motion to strike the motion. On March 6, 2014 the motion was dismissed by the Court.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims (Cont.):

(7)
Purported class action files by a holder of Series B note

On April 11,2013 a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv by a holder of Series B Notes,( the "Plaintiff")  in connection with allegations, mainly that the Company failed to pay Series A and B notes on February 2013. The Plaintiff argues that the failure to pay results from the Company's failure to timely identify and react to the decline in its business. The total amount claimed, if the lawsuit is certified as a class action, is estimated by the Plaintiff to be approximately NIS 82 million. The personal amount claimed by the Plaintiff is approximately NIS 622,000. In accordance with the Company's plan of arrangement (which was approved by the Court on January 1,2014) this claim will be dismissed upon the closing of the Arrangement.

On January 26, 2014 the Plaintiff filed an appeal to the Supreme Court, against the ruling of the Tel-Aviv District Court, dated 1 January ,2014 approving the amended plan of arrangement (the "Appeal").

In the Appeal the Plaintiff is seeking ,inter alia, to cancel the section on the said court ruling which grants release from potential liability and claims to the Company's officers and directors, and also the section determines the class action that was filed by that creditor shall be strike; Alternatively, the creditor has requested to cancel the section on the said court ruling which determines the class action shall be strike against Mr. Mordechay Zisser, who is not included in the release from potential liability and claims provided to the Company's other officers, or that the whole Arrangement shall be canceled.  A hearing in this case was scheduled to February 11, 2015.

(8)
Other legal proceedings in the ordinary course of business

As of December 31, 2013 the Company and its subsidiaries are involved in various legal proceeding relating to their ordinary course of business. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims, individually and in the aggregate, are not expected to materially impact the Company's financial statements.

C.	Other contingent liabilities:

(1)
Indemnification to directors and officers of the Company

The General Meeting of the Company's shareholders approved the grant of prospective indemnification undertaking to directors (including the controlling shareholder) and officers (including in their capacity as officers of subsidiaries). Total aggregate indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in the Company's most recent financial statements prior to such payment, or $40 million, and all in excess of an amount paid (if paid) by insurance companies under applicable insurance policy/ies. The Company’s Board of directors and Audit committee also approved an exemption of officers from liability for any damage caused by breach of a duty of care towards the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (Cont.):

(2)
Indemnification to directors and officers of Elscint

Elscint shareholders approved, in their General Meeting (in October 2000), the grant of prospective indemnification undertaking to directors and officers of Elscint (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as set forth in Elscint's most recent consolidated financial statements prior to such payment or $50million, in excess of any amounts paid (if paid) by insurance companies pursuant to the insurance policy maintained by the Company from time to time. Elscint’s shareholders also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care. On March 7, 2011 Elscint was merged into Elbit and ceased to exist. Upon and as a result from the merger, all Elscint's undertakings and liabilities were transferred to and assumed by Elbit.

(3)
Indemnification to directors and officers of Plaza Centers

PC is obliged to indemnify and to hold harmless its directors and officers, to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability arising out of their powers, duties or responsibilities as a director or officer of any PC group member. Such indemnification was approved for grant by PC's board. In November 2007 the Company's shareholders approved the grant of deed of indemnity to one of PC's directors who serves as a non- executive director of PC and as the chairman of the Company, and to the Company's CEO who serves as PC's Executive of the Board and its controlling shareholder, save that the maximum indemnification -shall not exceed 25% of the shareholders equity of PC based on PC's last consolidated financial statements prior to such payment.

                                        (4)         a.        Indemnification to directors and officers of InSightec

InSightec (associated company) is obliged to indemnify and to hold harmless its directors and officers (including InSightec’s chairman of the board of director who is also the Company's CEO and controlling shareholder and some of the Company’s officers), to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability. The total indemnity for each of InSightec's directors and officers, in accordance with the letter of indemnity (in addition to the amounts received from the insurers), will not exceed the lower of $10 million and $3 million with the addition of 25% of InSightec's shareholders' equity, in accordance with its latest audited financial statements (as long as its equity is positive) with the addition of the reimbursement of legal expenses totaling $1 million, subject to the terms and conditions laid down in the letter of indemnity.

Furthermore, InSightec granted its officers and directors an exemption from all responsibility and any damage that will be caused to InSightec by them, in case of breaching their obligation of caution, (with the exception of the breach of the obligation of caution in division, as defined in the Israeli Companies Law) subject to the Israeli Companies Law. Letter of indemnity and exemption provision constitutes a transaction with the controlling shareholder of the Company, as is defined in the Corporate Act, and requires the approval of the Company's general shareholders' meeting.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (Cont.):

 b.        Indemnification to directors and officers of Gamida

In May 2012, Gamida (associated company) granted its Board members including the Company's CEO and controlling shareholder, a letter of indemnity for any monetary obligation with respect to a claim, including a compromise agreement or arbitration verdict, carried out in respect to actions taken by the director during the time of the service as Gamida's or Gamida's Subsidiary or Affiliate’s (as such terms defined therein) Director and in such capacity, as well as with respect to reasonable legal expenses including payments of legal fees expended by the Directors as a result of an investigation or proceeding instituted against the Director. Following the activation of the Amendment No. 16 (the “Amendment”) to the Israeli Companies Law, the general meeting of Elbit Technologies approved in July 2012 the amendment of the letter of indemnity to the Company's CEO and controlling shareholder.

 c.        Indemnification to directors and officers of Elbit Technologies

In November 2010, the shareholders' of Elbit Technologies approved an exemption and indemnification to directors and officers of Elbit Technologies (including representatives of the Company's CEO and controlling shareholder and some of the Company's officers). In the framework of the exemption and indemnification letter, (as amended pursuant to the approval Elbit Technologies shareholders in July 2012),  Elbit Technologies exempted the recipients of the indemnification letter from liability for actions performed while on duty as officers of Elbit Technologies or its subsidiaries or a company in which Elbit Technologies is an interested party. The total indemnity that Elbit Technologies shall pay to each of the recipients of the indemnification letter (in addition to amount received from the insurance companies according to the insurance policy) shall not exceed USD 40 million. The maximum amount of indemnification shall not be affected by payment according to the insurance policy or from their existence unless the indemnity amount was already covered by the insurance companies or by any third party.

(5)
The Company received, in 2003, a letter from a certain insurer ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover (the "Insurance Cover") issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company's legal counsel replied on behalf of the Insured Companies In March 2003, rejecting all allegations. The parties conducted discussions between them pertaining to the matter referred to herein to negotiate a settlement. No notice of cancellation has been issued.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (Cont.):

(6)
Indemnifications relating to sale of real estate assets

In the framework of the transactions for the sale of the Group's commercial centers, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction. To the Company's management best knowledge as of the approval date of these financial statements, no claim of any kind was received at the Group with respect to these indemnifications; and (ii) Indemnifications in respect of other representation and warranties included in the sale agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others). Such indemnifications are limited in time (generally 3 years from closing) and are generally caped to 25% to 50% of the purchase price.

(7)
Pending lease payments to a purchaser of a commercial center

A former subsidiary of PC incorporated in Prague, Czech Rep. ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for ˆ6.9 million (NIS 33 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement. Within the framework of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract.  PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.):

(8)
In 2001, the "Elezra Group" won the right to purchase, through privatization, the shares of the State of Israel owned Afridar - Ashkelon Housing and Development Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as an interested party of Elezra (altogether: the "Group"). Immediately following the win of the right, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereof, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

Transfer of the shares among the members of the Group is subject to the approval of the Israeli Governmental Companies Authority ("IGCA"). In the absence of such approval, the Company and/or Elbit Holdings will remain the owners of the Afridar shares until such time that the restriction on transfer thereof is lifted.

Elbit Holdings and Elezra would remain, under such circumstance, jointly and severally, liable to IGCA as well as to the State of Israel for all undertakings applicable to purchasers of Afridar shares. The sale of control in and to Afridar (directly or indirectly) is contingent on the assignment to the purchaser of all seller’s obligations in favor of IGCA, all as stipulated in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or payment demand and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the acquisition of the Afridar shares, the holding of same in trust, transfer thereof by and between the parties and the abovementioned principle-agreement. As of the date of approval of these financial statements, the rights in and to Afridar, had not been assigned Company’s management estimates that it is not exposed to any costs and/or damage in respect of these holdings.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (cont.):

(9)	Waiver and reimbursement to Gamida and/or its officers

In November 2010, the general meeting of Elbit Medical Technologies Ltd. approved assignment of obligations granted by the Company for indemnification of Gamida, and its affiliated parties, from the Company to Elbit Technologies, without the right of reimbursement from the Company, as set forth hereunder.

Accordingly, in November 2010, Elbit Technologies irrevocably undertook towards Gamida and/or its officers, that they shall not be under liability, of any kind, directly or indirectly, towards it, its interested parties, its officers and towards any other person and/or third party, regarding the outline published by Elbit Technologies with respect to the transaction according to which the Company acquired control over Elbit Technologies (hereinafter, respectively the “Outline” and the “Transaction”) and/or its preparation and/or publication and/or the process of completing the transaction and/or reports of the company and Elbit Technologies as future reporting companies and/or any actions or other implications by virtue of the aforementioned, except: the undertaking and responsibility of Gamida to provide the information in good faith, provided however that such information must be at all times complete and accurate. Likewise Elbit Technologies has irrevocably undertaken, towards Gamida and its officers that, subject to the conditions specified in the undertaking document, it shall reimburse them, for any liability and/or damage and/or expense and/or loss that is caused to any of the aforementioned due to any law suit, claim and/or demand, of any kind and type, that is directed at them, directly or indirectly, in favor of another person and/or body, with respect to the process of completing the transaction, the outline, as well as any report or other action of the company with respect to the aforementioned information and/or to Gamida, its activities, its business etc (including through subsidiaries and affiliated companies) after completing the transaction and any presentation given in its framework or to any other entity and/or reliance on such presentation, and all provided that Gamida and/or its officers do not bear liability as set forth in the undertaking document with respect to the offering of their securities to the public and/or transforming any of them into a reporting company.

Similarly Elbit Technologies has undertaken to grant Gamida Cell - Teva Joint Venture Ltd. (hereinafter: “Gamida Cell”), a company held by Gamida, an irrevocable undertaking, according to which, inter alia, Elbit Technologies shall undertake to indemnify Gamida and Teva Pharmaceutical Industries Ltd. (hereinafter: “Teva”), which together hold the shares of Gamida Cell, as well as, Gamida Cell for any damage, expense or loss that they incure due to a law suit, claim or demand against Gamida Cell and/or against Gamida and/or against Teva, pertaining to transfer of information and/or description of Gamida Cell in the outline.

The undertakings of Elbit Technologies toward Gamida and Gamida Cell as set forth above are instead of a similar undertaking granted to Gamida and Gamida Cell on behalf of the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens, collateral and guarantees:

(1)
Corporate loans

As security for a loan the balance of which as of December 31, 2013 amounted to NIS 171 million granted to the Company by Bank Hapoalim (the"Bank") the Company has pledged: (i) 86 million shares of PC, representing approximately 29% of PC's issued and outstanding shares, (ii) all of its holdings in Elbit Fashion. As of December 31, 2013, the Company is in breaches under the loan. As for closing of the refinancing agreement with the Bank on February 20, 2014 and the grant of additional collaterals to the Bank, see also note 3 C

(2)
Credit facilities financing real estate projects

Certain Project Companies which engaged in the purchase, construction or operation of hotels, investment property and/or trading property ("Project Companies") have secured their respective credit facilities, in a total amount of NIS 1,636 million, by providing the first or second ranking (fixed or floating) charges on property owned thereby, including, mainly: rights in the real estate property as well as the financed projects revenues and profits derived from the projects; goodwill and other intangible assets; rights pertaining to certain contracts (including lease, operation and management agreements); and rights arising from insurance policies. Shares of Project Companies were also pledged in favor of the financing banks. Shareholders loans as well as any other rights and/or interests of shareholders in the Project Companies are subordinated to the respective credit facilities, and repayment of such shareholders loans is subject to fulfilling certain preconditions.

The Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank, mainly: (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties; (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties.

The Company is a guarantor to certain Project Companies’ obligations under loan agreements up to an aggregate amount of NIS 368 million. In addition, PC is a guarantor to obligations under loan agreements in respect of its project companies up to an aggregate amount of NIS 177 million. PC also guaranteed fulfillment of other transaction entered into by its subsidiaries for a total aggregate amount of NIS 46 million.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens, collateral and guarantees: (Cont.)

(3)	Secured bank deposits - As to bank deposits made to secure long term borrowings, short term credits and other liabilities of the Group - see note 25C.(7).

(4)
Standby letters of credit - Within the framework of the franchise and support agreements executed by Elbit Fashion with third parties (see note 18A (3)), as for December 2013, Elbit Fashion has furnished the third parties with letters of credit in the aggregate amount of ˆ4 million (NIS 19.4 million) in order to secure payments to the third parties under the agreements.

(5)
Within the framework of PC cross currency interest rate swap (“IRS”) transactions (refer to note 17 i), executed between PC and commercial banks (the "Banks"), PC  agreed to provide the Banks with a cash collateral deposit which will be calculated in accordance with a specific mechanism provided in each swap transaction agreement. Accordingly, as of December 31, 2013, PC has pledged, a security deposit in the amount of NIS 1.5 million and also established a bail mortgage up to NIS 45 million encumbering the real estate project.

(6)
The Company has guaranteed a $250,000 bridge loan that was extended by a third party (“Lender”) to Varcode Ltd. (“Varcode”) (a 56% subsidiary of the Company) the due date of which was August 30, 2013. Under the loan agreement the Lender was granted an option (the "Option") exercisable only upon failure of Varcode to repay the loan amount, to buy from Varcode’s shareholders 100% of Varcode's share capital in consideration for an amount which equals the outstanding balance of the loan, such that upon exercise of the Option the loan shall be deemed to have been repaid in full without any remaining liability to Varcode. The shares of Varcode were placed into escrow account as a security to the loan. As of December 31, 2013 the loan has not been repaid and the Option has not been exercised.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

E.	Financial covenants

Within the framework of loan agreements executed by the Group's Project Companies (i.e., companies which engaged in the purchase, construction and operations of hotels, investment property and/or commercial centers), the Project Companies have undertaken to comply with certain financial and operational covenants. As of December 31, 2013, substantially all of the Group's borrowings from banks are subject to various financial and operational covenants and ratios, such as: complying with a "minimum debt service cover ratio," "loan to value"; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining an equity to project cost ratio and EBITDA to current bank's debt ratio; occupancy percentage; average room or rental fee rates; a minimum "ratio of total room revenue per available rooms" and others. Should the Project Companies fail to comply with said financial covenants, or upon the occurrence of certain events of default, the bank is entitled to demand immediate repayment of the loans.

As of December 31, 2013 all the Company borrowings were classified to short term, as result of the following:

(1)
Company loans from banks in the amount of NIS 171 million (see note (3)) and NIS 46 million (see note 3 C and D)- as a result of failure to repay principal and interest and breach of financial convents included in the loans agreement.

(2)
Loans from banks attributable to the Hotel and fashion business of the Group in the amount of NIS 368 million- as a result of cross default triggered by the Company's  failure to pay its debts to its note holders and to banks. (see note 3 A)

(3)	The Company and PC’s debenture in the amount of NIS 3,039 million (see note 3 A and B) as a result of failure to repay principal and interest.

(4)
PC’s projects bank loans in the total amount of NIS 340 million as a result of cross-default triggered by PC financial position as described in note 3 B. However, till the date of approval of these financial statements, there was no such demand from any of the financing bank for such immediate repayment of any of the bank facilities.

(5)
PC's subsidiaries, which have been granted with loans the balance of which as of December 31, 2013, amounted to ˆ72 million (NIS 344 million) for financing construction of trading property, are not in compliance with certain covenants included in the loans agreements. PC is negotiating with the financing banks in respect of settling the bank requirement and agreeing on new covenants and/or waivers. PC obtained waiver in place in respect of one of the secured bank facilities, and is in negotiations to secure waiver or agreement in respect of the remaining two facilities.

The loans in the total amount of NIS 650 million are under non-recourse loan agreements. In the event of default of such a loan, the impact could be that the lender would have recourse only to that the specific property but not to any other assets (since the agreements do not contain cross-collateral provisions).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     SHARE CAPITAL

A.	Composition:

	Ordinary shares
	of NIS 1.00 par value each
	December 31
	2 0 1 3	2 0 1 2	2 0 1 1

Authorized share capital	50,000,000	50,000,000	50,000,000
Issued and outstanding (*)	24,902,809	24,885,833	24,885,833

(*)
December 31, 2013, 2012 and 2011 excluding 3,388,910 treasury shares held by the Company. As for issuance of 528,231,710 shares as part of the closing of the Company's plan of arrangement, the refinance agreement with bank Hapoalim and the exercise of Eastgate option- see note 3 A.

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with the Company's Articles and the Israeli Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and the Company's Articles. All Ordinary Shares rank pari passu in all respects with each other.

B.	Company's Dividend policy:

In January  2007, the Company's board of directors adopted a dividend distribution policy (the "Policy"), pursuant to which the Company will distribute a cash dividend of at least 50% of its net profits accrued by the Company every year, provided such dividend does not exceed 50% of the cash flow accrued by the Company from dividends and repayment of owners' loans received by the Company from its subsidiaries in that year, all determined in accordance with the Company's audited and consolidated annual financial statements.

Any distribution of dividends under the Policy is subject to a specific resolution of the Company's board of directors which shall determine the Company's compliance with the distribution criteria prescribed in the Israeli Companies Law, as may be from time to time, and in any other applicable law. In making such determination, the Company's board of directors will consider, inter alia, the Company's liabilities and undertakings towards third parties, the Company's cash-flow needs and financing resources available to the Company. The board of directors is authorized in its sole discretion to change or terminate the Policy at any time. The adoption of the Policy does not constitute any undertaking towards any third party to dividend distribution.

In June 2011, the Board of Directors of the Company resolved not to distribute any dividends for at least a 12 month period ending in June 2012. In June, 2012, the Board of Directors of the Company has resolved to extend its decision not to distribute any dividends for an additional period of at least 12 months. In March 19, 2013 the company undertook not to distribute any dividend under the company letter of undertaking with the trustee (see also note 18 A (4)).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     SHARE CAPITAL (CONT.)

C.	Eastgate option

Within the framework of a credit agreement executed in September 2011 the Company granted to Esgate a warrant to purchase the Company’s ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. The warrant was entitled the lender to purchase up to 9.9% of the Company's outstanding shares.

in April 2012, the Company and Esgate  agreed to amend the warrant granted by the Company in the way that the lender is entitled to purchase from the Company, at any time and from time to time during the period commencing on March 31, 2012 and ending on March 31, 2014, up to 3.3% (instead of 9.9%) of the Company's outstanding shares at a purchase price of 0.00$ (instead of 3.00$) per share, subject to the terms and conditions set forth in the warrant. As for December 31, 2013 the warrant was classified to the equity of the Company. As for the exercise of the options into 1,924,215 shares of the Company as part of the closing of the plan of arrangement see note 3 A(2).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OPTIONS PLANS

A.	Options plan adopted by the Company: 2006 option plan

In March 2006, the Company's audit committee and board of directors adopted option plan for the grant of up to 1,000,000 non-marketable options to the employees, directors and officers of the Company and companies under its control ("2006 Option Plan). The Options were granted to the employees, directors and officers of the Company and companies under its control ("Offerees") for no consideration. The Exercise Price of each option will be reduced upon distributions of dividend by the dividend per share net of tax.

Following amendments to the 2006 Option Plan approved by the Company's board of directors in August 2008 and March 2010, the number of options issuable under the 2006 Option Plan was increased to 2,300,000.

In September, 2011 the Board of Directors following the recommendation of the Audit Committee resolved to amend the exercise price per share to 1,248,295 outstanding options granted by the Company in accordance with the 2006 Plan to offerees still employed by the Company, to the average trading price during the 30 days period following the date of such resolution, and to extend the expiration date of such options to December 31, 2015.

As of December 31, 2013, 1,189,251 options were outstanding under 2006 Option Plan, at an average exercise price of NIS 11.

The vesting period of the options will occur ratably over a three years period (33.33% of the Options shall vest on each of the first three anniversaries of the date of grant) (the “Vesting Period”). Following is a summary of the Company's 2006 Option Plan:

	Number of options
	Year ended December 31
	2 0 1 3		2 0 1 2		2 0 1 1
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)		(NIS)

Balance at the beginning of the year	1,729,251	18	1,709,251	18	2,148,917	53
Granted	-	-	20,000	10.25	-	-
Exercised	(94,500)	10.25	-	-	-	-
Forfeited	(1,586,102)	24	-	-	(439,666)	90
Balance at the end of the year (*)	1,189,251	11	1,729,251	18	1,709,251	18

Options exercisable at the year end	1,189,251	11	1,576,084	17	1,399,918	19

(*) Includes options granted to other Company's key personnel	-	-	185,000	32	557,500	17.47

The weighted average contractual life of the options outstanding as of December 31, 2013 is 2 years. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company (Cont.):

Elbit Medical plan

In April 2011, the Company's board of directors adopted an option plan ("option plan") for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.4. The exercise price of each option will be reduced upon distribution of dividend, stock dividend etc. The exercise mechanism of the options into the Elbit Medical's shares will be as follow: At the exercise date the Company shall issue to each option exercised shares equal to the difference between (A) the price of Elbit Medical's shares on the TASE on the exercise date, provided that if such price exceeds 100% of the Exercise Price, the opening price shall be set as 100% of the Exercise Price ("Capped Exercise Price"); less (B) the Exercise Price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. In November, 2012, the Company’s board of directors adopted an amendment to the Option Plan increasing the number of options issuable from 158,637,000 to 187,708,000 and resolved to amend the exercise price per share to NIS 0.133 and to extend the expiration date of such options to November 29, 2017, As of December 31, 2013 158,304,500 options were granted to the Company's employees and officers and additional 28,153,500 are subject to approval of the Company shareholder meeting.

The vesting period of the options will occur ratably over a three years period (33% of the options shall vest on each of the first three anniversaries of the amendment date grant. The options will expire 5 years following the date of grant.

	Year ended December 31
	2 0 1 3		2012
	Number of options (*)	Weighted average exercise price	Number of options (*)	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	159,304,500	0.14	130,233,500	0.4
Granted	-	-	29,071,000	0.13
Exercised	(1,000,000)	0.14	-
Balance at the end of the year (*)	158,304,500	0.14	159,304,500	0.14

Options exercisable at the year end	54,015,533	0.14	1,247,367	0.4
(*) Includes options granted to the Company's key personnel	-	-	-	-

The weighted average contractual life of the options outstanding as of December 31, 2013 is 3.9 years. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2012

Risk free interest rate (%)	3
Exercise coefficient	None
Contractual term	5
Expected volatility (%)	54.5
Expected dividend yield	None
Forfeited (%)	0
Total cost of benefit (NIS thousand)	6,127

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC:

In October 2006 PC’s board of directors approved the grant of up to 33,834,586 non-negotiable options over PC’s ordinary shares to PC’s board members, employees in PC’s group and other persons who provide services to PC including employees of the Group (”Offerees”). The options were granted to the Offerees for no consideration.

In November 2011, PC’s general shareholders meeting and its Board of Directors approved to amend the 1st employee share option plan (ESOP) to extend the option term, being the term during which options can be exercised under the 1st ESOP) from  7 to 10 years from the Date of grant. Furthermore, 2nd ESOP plan was adopted in November 2011 which is based on the terms of the 1st ESOP as amended in accordance with the terms as referred to above, with a couple of amendments, the most important of which is the total number of options to be granted under the 2nd ESOP is fourteen million (14,000,000) and a cap of GBP 2.

The immediate effect of the modification on the 2011 profit and loss statement was an expense of approximately NIS 5 million.

In November 2012, PC’s general shareholders meeting and the Board of Directors approved to amend the 1st ESOP to extend the option term from ten to fifteen years from the date of grant. As a result the Company recorded an incremental fair value of NIS 2.5 million which is included in the consolidated income statement for 2012.

Exercise of the options is subject to the following mechanism: on exercise date PC shall allot, in respect of each option so exercised, shares equal to the difference between (A) the opening price of PC’s shares on the LSE (or WSE under certain conditions) on the exercise date, provided that if the opening price exceeds GBP 3.24, the Exercise Price the opening price shall be set at GBP 3.24 (Except 2nd ESOP as stated above) of the Exercise Price; less (B) the exercise price of the options; and such difference (A minus B) will be divided by the opening price of the PC's Shares on the LSE (or WSE under certain conditions) on the exercise date.

Following the modification of the option plan, the maximum number of shares issuable upon exercise of all outstanding options, as of December 31, 2013 is 34,722,528.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC (Cont.):

Following is a summary of PC's option plan:

	Number of options
	Year ended December 31
	2 0 1 3		2 0 1 2		2 0 1 1
	Number of options (i)	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(GBP)		(GBP)		(GBP)
Balance at the beginning of the year	24,997,240	0.43	26,905,132	0.46	24,889,225	0.61
Granted	1,650,000	0.29	1,190,000	0.47	6,169,000	0.46
Exercised	-		(108,335)	0.42	(951,564)	0.53
Forfeited	(1,586,102)	0.45	(2,989,557)	0.96	(3,201,529)	1.4
Balance at the end of the year (*)	25,061,138	0.43	24,997,240	0.43	26,905,132	0.43

Options exercisable at the year end	13,369,606	0.43	12,471,556	0.43	19,380,778	0.458
(*) Includes:
Options granted to the Company's CEO & Executive President	3,907,895	0.43	3,907,895	0.43	3,907,895	0.43
Options granted to other Company's key personnel	2,116,541	0.43	2,116,541	0.43	14,566,917	0.43

(i)
The options outstanding at 31 December 2013 have an exercise price in the range of GBP 0.28 to GBP 0.54 and have weighted average remaining contractual life of 8.16 years. The weighted average share price at the date of exercise for share options exercised in 2013 was GBP 0.3.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC (Cont.):

The average estimated fair value of each option granted was calculated based on the binominal-lattice model, based on a report from a third party expert, using the following assumptions:

Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1(i)

Risk free interest rate (%)	0.18-4.42	0.24-4.13	0.46-5.49
Expected life of options (years)	8-9	9-10	7-10
Expected volatility (%)	46.74-49.9	40-60	33-52
Expected dividend yield	-	-	-
Forfeited (%)		2.5-5.9	2.5-5.9
Suboptimal exercise multiple	1.5-2	1.5-2	1.5-2
Total cost of benefit for options granted (or modified) during the year (NIS thousands)	2,035	3,783	11,897

(i)	Not including information in respect of the modification of the option plan in November 2011 (see above).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OPTIONS PLANS (CONT.)

C.	Options plan adopted by Elbit Plaza USA ("EPUS")

In August 2011, the Company board of directors and audit committee approved an incentive plan (that provides for the grant of options exercisable into up to 500,000 Participation Units of EPUS to employees, directors and officers of the Company and of affiliate companies, at an exercise price per option of USD 17 the (“EPUS Incentive Plan”). The exercise price of each option will be reduced upon any event that EPUS makes cash distributions of the proceeds to all Partners or repays the Partners and/or any Affiliate any outstanding loan, interest, charges and/or current debt, etc.

Under the EPUS Incentive Plan, upon winding up of EPUS the entire amount of 500,000 Participation Units shall entitle their holders to receive 5% of an amount which equals to any and all amounts that EPUS has received from all sources of income less the costs and expenses pertaining to the applicable transaction and less any and all taxes paid or payable if any with respect to such transaction. During 2012 and following the closing of the U.S transaction (see note 24) the administration of the plan accelerated the vesting period of the options and all of the options granted under the EPUS Incentive Plan have been exercised.

D.	Options plan adopted by PC India and Elbit India real estate

In March 2011 (“Date of grant”) the Company’s subsidiaries PCI ("PC India Holdings Public Company Ltd.") and EPI (“Companies”) granted non-negotiable Options, exercisable into the Companies’ Ordinary Shares, to employees, directors and officers of the Companies and/or Affiliates of the Companies.  The options were granted for no consideration and have 3 years of vesting with contractual life of 7 years following the date of grant. PCI had granted 14,212  options with exercise price of ˆ227 per option. EPI had granted 51,053 options  with exercise price of ˆ0.01 per option. PCI and EPI common shares valuation methodology was based on net asset value Model. The expected stock price volatility was based on 5 Indian publicly traded real estate companies and set to range 43.31%-54.4%. The annual risk free Interest rate range was: 1.25% -4.03%. The suboptimal exercise multiple for Key management personnel were set to 2 and for Employees 1.5.

The option plans include, among others, a Cashless Exercise mechanism prior to/following IPO and conversion upon the listing of a subsidiary.

The options granted under PCI Plan and EPI Plan representing approximately 5% of the share capital of the Companies on a fully diluted basis.

E.	Options plan adopted by Investee Company

InSightec has adopted several options plans exercisable to its ordinary shares to be granted to InSightec’s board members, employees and other persons who provide services to InSightec including employees of the Group (”Offerees”). Based on these plans, 250,000 options with $6.6 exercise price were granted to the Company's CEO & Executive President. On November 2012 InSightec board members decided to cancel the above mentioned option plan and decided to issue to the Company's CEO and executive president 250,000 options with 1.12 $ exercise price and a contractual life of 7 years. The option grant is subject to the approval of the shareholders meeting.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousand NIS)

A. Income from commercial centers
Sale of trading property	8,614	67,594	3,525
Rental income and management fees	107,934	147,185	76,300
Other	21,814	-	35,445
	138,362	214,779	115,270

B. Revenues from hotel operations and management

Rooms	123,799	126,472	179,396
Food, beverage and other services	64,074	64,916	92,009
Rental of commercial space	14,918	15,358	15,143
	202,791	206,746	286,548
C. Cost of commercial centers

Direct expenses:
Cost of trading property sold	10,256	68,030	3,203
Wages and fringe benefits	7,147	9,005	9,089
Allowance for doubtful debts	-	-	-
Energy costs	14,661	15,943	18,676
Taxes and insurance	8,793	8,860	6,595
Maintenance of property and other expenses	14,585	26,920	26,418
	55,442	128,758	63,981
Other operating expenses:
Wages and fringe benefits	20,081	22,190	24,086
Stock-based compensation expenses	59	7,755	19,000
Professional services	21,245	23,196	19,756
Advertising	15,804	17,224	12,931
Other	9,640	10,989	14,845
	66,829	81,353	90,618
Depreciation and amortization	2,466	3,256	5,027

	124,737	213,367	159,626

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousand NIS)
D. Cost of hotel operations and management

Direct expenses:
Wages and fringe benefits	47,607	48,879	77,814
Food and beverages	15,454	16,114	22,483
Other	52,523	52,557	67,814
	115,584	117,550	168,111
Other operating expenses:
Wages and fringe benefits	-	573	834
Management fees and reimbursement expenses	11,230	12,037	15,252
Business taxes, insurance and lease payments	7,467	8,161	11,838
Other	2,876	3,816	3,432
	21,573	24,587	31,356
Depreciation and amortization	41,980	44,623	41,317

	179,137	186,760	240,784
E. Cost of fashion merchandise

Direct expenses:
Inventories - opening balance	-	36,140	28,504
Purchases	68,521	61,620	101,550
Less disposal during the year	-	19,982	-
Less - inventories closing balance	8,619	10,676	36,140
	59,902	67,102	93,914
Other operating expenses:
Wages and fringe expenses	31,302	32,562	38,417
Rental, management fee and shops' maintenance	36,780	39,281	56,485
Advertising	5,686	5,397	11,788
Depreciation and amortization	5,249	6,064	7,379
Other	3,498	3,814	3,760
	82,515	87,118	117,829

	142,417	154,220	211,743

F. General and administrative expenses

Wages and fringe benefits	18,324	24,718	24,262
Stock-based compensation expenses	7,662	11,853	22,644
Depreciation and amortization	2,460	1,752	1,852
Expenses relating to the Company's plan of arrangement	15,760	-	-
Other	16,437	10,448	13,099
	60,643	48,771	61,857

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousand NIS)
G. Financial expense

Interest and CPI linkage on borrowings (i)(ii)	364,881	379,174	463,500
Gain from buy back of debentures	-	(112,861)	(64,110)
Sub Total	364,881	266,313	399,390
Loss (gain) from foreign currency translation differences (net of exchange results recorded in foreign currency translation reserve)	(7,661)	25,438	(42,754)
Other financial expenses	11,335	7,517	4,968
Total financial expenses	368,555	299,268	361,604
Financial expenses capitalized to qualified assets (iii)	(31,132)	(111,601)	(197,603)
	337,423	187,667	164,001
(i)    Including results of swap transactions designated as cash flow hedge for the years ended December 31, 2010. In addition interest on debentures measured at FVTPL in the amount of NIS 61 million, NIS 56 million and NIS 51 for the years ended December 31, 2012, 2011 and 2010, respectively.

(ii) an interest in an amount of NIS 151 million was accrued on the company's debentures, but remained unpaid due to the company's financial position. See note 3 A.
(iii) The rate applicable to non-specific credit	6.3%	7.3%	8.0%

H. Financial income

Interest on deposits and receivables	7,441	28,104	65,017
Gain (loss) from foreign currency translation differences	(3,511)	199	554
	3,930	28,303	65,571

I. Change in fair value of financial instruments at FVTPL

Change in fair value of embedded derivative	-	-	2,158
Change in fair value of financial instruments measured at FVTPL (mainly debentures)	59,664	98,809	(353,368)
Change in fair value of derivatives (mainly swap and forward transactions)	13,904	(57,899)	60,857
Gain (loss) on marketable securities	(5,161)	9,319	14,816
	68,407	50,229	(275,537)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(in thousand NIS)
J. Write down, charges and other expenses, net

Write down, other property and other receivables (i)	824,211	300,832	263,720
Initiation expenses (ii)	8,486	13,140	22,159
Other, net (iii)	8,765	(11,876)	397
	841,462	302,096	286,276
(i) See note 6 regarding trading property write downs
(ii) Includes mainly cost and expenses in respect of the Group's operations in India and in western Europe.

K. Earnings per share (*)(**)

1. Basic earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:
Loss from continuing operations	(1,157,405)	(414,126)	(284,610)
Profit from discontinued operation	1,760	98,380	19,691
Weighted average number of shares used in computing basic earnings per share (thousands)	24,898	24,886	24,883

2. Diluted earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the diluted earnings per share are as follows:
Profit (loss) from continuing operations	(1,157,404)	(414,126)	(284,610)
Profit from discontinued operation	1,760	98,380	19,691
Weighted average number of shares used in computing diluted earnings per share (thousands)	24,898	24,886	24,883
Effect of diluted options on the number of shares (thousands)	-	-	-

(*)	The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures, as outlined above.
(**)	See note 3 A for a description of the purported restructuring and its effect on the number of ordinary shares.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    RELATED PARTIES

A.	Transactions with related parties:

Transactions between the Company, its subsidiaries which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

Controlling party

(a)
As of December 31, 2013 the following are the company's controlling parties:

Parent Company - Europe Israel (M.M.S.) Ltd.("EIL" or "Europe Israel").

Europe Israel Group - Europe Israel (M.M.S.) Ltd and its subsidiaries.

Control Centers - Control Centers Ltd. - the controlling shareholder of EIL ("CC").

Control Centers Group - Control Centers and its subsidiaries.

(b)
Appointment of a receiver of Europe - Israel's

In July 2013, Europe-Israel and Mr. Mordechay Zisser, notified the Company that the Tel Aviv District Court (the "Court") has appointed a receiver (the "Receiver") ,inter alia, with regards to the ordinary shares of the Company held by Europe Israel securing Europe Israel's undertakings under its loan agreement with Bank Hapoalim B.M. (the "Bank").  Hence, upon the realization of the collateral over the shares by the Receiver, in the framework of the aforementioned foreclosure proceedings, Mr. Zisser shall cease to be the ultimate controlling shareholder of the Company. Europe Israel and Mr. Zisser have also notified the Company that they have appealed the Court's judgment and the Supreme Court had issued a stay order with respect to the foreclosure proceedings. In March 2014 the appeal was dismissed.

It should be noted that at the closing of the Company's Plan of arrangement in which 528,231,710 new shares were issued (see note 3 A). As a consequence, following the closing of the Company's Plan of arrangement, EIL holds approximately 2% of the issued and outstanding share capital of the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     RELATED PARTIES (CONT.)

A.	Transactions with related parties (Cont.):

As of December 31, 2013 the Company and/or its subsidiaries are bound by the following agreements, with Control Centers Ltd. ("CC"), and/or companies controlled thereby:

a.
An agreement according to which the Company will receive from CC (either directly or through its subsidiaries or affiliates) coordination, planning, execution and supervision services (the “Services”) over real estate projects of the Company and/or its subsidiaries and/or affiliates as defined in the agreement in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for CC under the agreement) of each such project ("Supervision Fees").

The agreement applies to real estate projects whose initiation began following the approval of the agreement by the Company’s shareholders meeting (May 31, 2006) and to three other real estate projects which were under early stage of development as of May 31, 2006 ("Real Estate Projects"). Supervision Fees are paid in installments upon the attainment of certain milestones. In addition, the Company will reimburse CC for all reasonable costs incurred in connection with the Services rendered thereby, not to exceed a total of ˆ75,000 per real estate project.

If the designation of a real estate project is changed for any reason prior to its completion, the Company may either terminate the agreement with respect to the said project or conduct a settlement of accounts on the basis of the actual project's costs as of such date as if the project had been terminated (as per the termination settlement method appearing below), and thereafter, any additional payment milestones shall be calculated on the basis of the new budget of the project following the change of designation.  If the development of the real estate project is terminated for any reason (including its sale or as a result of a change in the designation of the project), the payment for the Services to CC will be calculated as a percentage of the budget of the project as of such date provided however, that the rate upon which the consideration is calculated, shall not exceed the rate determined for the next milestone of the project had it been continued as planned. The calculation of such payments to CC will be subject to the approval of an external accountant and the Company's audit committee and board of directors. In addition, the Group may also purchase from CC through Jet Link Ltd. (a company controlled by CC) up to 125 flight hours per calendar year in consideration for payments to Jet Link Ltd. in accordance with its price list deducted by a 5% discount. This agreement does not derogate from a previous agreement entered into between the Company and Jet Link Ltd. for the purchase by the Company of aviation services (see Item b. below).

The agreement with CC has expired in May, 2011, but it continues to apply to Services with respect to projects that commenced prior such date.

On July 21, 2013 a receiver was appointed to Control Centers Ltd. and Europe-Israel. (see note B below) Consequently, as of the date hereof the Company is not receiving the Services under the aforementioned agreement.

b.
An agreement between the Company and Jet Link Ltd., for the provision of aviation services, up to 150 flight hours per annum, for the operations and in connection with projects abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., deducted by a 5% discount. This aviation services agreement has expired in May 2011.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     RELATED PARTIES (CONT.)

A.	Transactions with related parties (Cont.):

c.
In October 2011 PC extended for additional four-year term an agreement between PC and Jet Link Ltd under which the PC and/or its affiliates may use the airplane for their operational activities up to 275 flight hours per annum. PC will pay Jet Link Ltd. in accordance with its price list, deducted by a 5% discount. During 2013 Jet-Link did not provide any aviation services to PC.

B.	Benefits to key management personnel:

In July 26, 2012 the Company's board of directors approved a structural reorganization of the Company's headquarters in the framework of which several changes were made in executive positions within the Group. All the appointments which have been approved by the board are effective as from August 1, 2012. In addition, as disclosed in note 3 A, on March 13, 2014 a new board was appointed by the Company's shareholders. The information below includes information with respect to key management personnel which served in their position during the reported years.

(1)       CEO & Executive President's services for the Company

On May 31, 2006, the Company's shareholders' approved a service agreement with a company controlled by the Company's CEO & Executive President (the “Management Company”) pursuant to which, the Company's CEO & Executive President provides the Company with services (the “Services”) via the Management Company. The agreement was for a five-year term commencing retroactively on August 1, 2005. In September, 2010 the Company’s shareholders' approved an extension of the agreement for an additional five-year term commencing in August 2010; however, pursuant to the Israeli Companies Law, 1999-5759, this agreement had been expired in August 2013, Under the agreement, the Management Company may also provide the Services to private subsidiaries and/or affiliates of the Company. Under the agreement, the Services will be provided by the CEO & Executive President only, as an employee of the Management Company and the CEO & Executive President will devote at least 80% of his time, skills and efforts to his role as CEO & Executive President and CEO. During the term of the agreement the Management Company may not affect any change of control of its shareholders. In consideration for the Services, the Company pays the Management Company a monthly fee of $50,000 (NIS 173,550 as of December 31, 2013) as well as reimbursement of direct expenses incurred directly with the provision of the Services. In addition, the Management Company is entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto. Under the agreement, the Management Company will be the sole employer of the CEO & Executive President and no employer-employee relationship will exist between the CEO & Executive President and the Company. The Management Company has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay the CEO & Executive President including legal fees, in connection with any determination by the labor court and/or any other competent authority that the CEO & Executive President was or is an employee of the Company during the term of the agreement. The CEO & Executive President has guaranteed all of the Management Company’s obligations as far as they relate to it and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages. For the letter of undertaking with the trustees see note 18 A (4).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (Cont.):

(2)       Executive Director services for PC

On November 1, 2007, the Company's shareholders approved a service agreement between PC and the CEO & Executive President, according to which, the CEO & Executive President will serve as PC's Executive Director of the board of directors in consideration of monthly salary of $25,000 (NIS 86,775 as of December 31, 2013) as well as reasonable expenses incurred by the Executive Director in the performance of his duties under the service agreement. The salary will be reviewed by PC's board of directors each year and may be increased at the discretion of PC's board and subject to applicable law. The Executive Director has waived his right to any entitlement to severance pay under the Israeli Severance Pay Law and social benefits. Under Israeli law, however, a waiver of certain social benefits, including severance pay, has no effect, and therefore PC may be exposed to potential additional payments to the Executive Director in an aggregate amount which is estimated as immaterial, should the agreement be regarded as an employment agreement. The service agreement commenced on October 26, 2006. Each party may terminate the service agreement by a 12-month prior notice.

(3)       Company's Chairman Bonus

On May 31, 2006, the Company's shareholders approved bonus payments for the fiscal years commencing 2006 to the Company's Chairman, which will be calculated as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

For the purpose of determining the annual bonus, in accordance with the resolutions of the Company's audit committee and board of directors of May 29, 2008 and also based on legal advice received, "Profits" for any year, shall mean profit of the Company before taxes, as disclosed in the Company's annual consolidated audited financial statements for that year minus profits (losses) before tax allocated to the minority shareholders.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (Cont.):

(4)
Company's agreement with its former executive vice chairman

On January 17, 2008, the Company's shareholder’s approved an agreement with an officer who served as the Company's executive vice chairman of the board ("VC") according to which the Company has undertaken to allot the VC 5% of the aggregate issued and outstanding share capital in each entity through which the Group (excluding operations of PC and its investees) will conduct its operations in India and in Asia (the "Investment Vehicle") during the Sourcing Period (as defined below). In the event the Investment Vehicle is not wholly owned by the Group, the VC will be allotted that number of shares equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Group ("VC Shares"). The VC Shares shall not be entitled to receive any distributions (including, but not limited to, payment of dividends, interest, other expenses and principal repayments of shareholder loans, management fees or other payments made to the VC and any loans provided by the Investment Vehicle to the VC) from the Investment Vehicle until the Group's investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in such Investment Vehicle have been fully repaid.  As of December 31, 2013, the VC's right to receive the shares in each Investment Vehicle is fully vested. The Group's obligation to issue the VC Shares shall apply to all the Group's operations (excluding operations of PC and its investees) initiated in the territory since the Group has commenced its operations in India and shall remain in effect for a period of 2.5 years subsequent to the date on which the VC ceases, for any reason, to devote, in the aggregate, a substantial part of his time and attention to the sourcing activities (the "Sourcing Period"). The agreement includes tag-along rights, preemptive rights and registration rights in favor of the VC and transfer restrictions, right of first refusal and drag-along rights in favor of the Group. Effective as of December 31, 2010, the VC resigned from his position with the Company, and accordingly the Sourcing Period ended in June 2013.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (Cont.):

(5)
PC's agreement with the Company's former executive vice chairman

On October 27, 2006, PC has entered into an agreement with an officer who served as the Company's executive vice-chairman of the board ("VC") with respect to its operations in India, under which the VC will be entitled to receive options ("the Options") to acquire up to 5% of the holding company through which PC will carry out its operations in India. However, where considered appropriate and by agreement, the VC will be entitled to up to 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. PC and the VC will agree on the form of the Option for each project, taking into account taxation, securities laws and regulations applicable to either party or their respective affiliates, and other considerations of the respective parties. If the VC exercises all his Options (5%) at the holding company level, his right to take up interests on a project by project basis will elapse. As of December 31, 2013, the VC's right to receive the shares in each holding company is fully vested.

The Options may be exercised at any time, for cash or on a cashless basis, at a price equal to PC's net equity investment made in the projects as of the date in which the Option is exercised plus interest at the rate of LIBOR plus 2% per annum from the date of the investment made by PC until the Options exercise date ("Exercise Price"). The VC has a put right to require PC to purchase shares held by him following the exercise of the Options, at a price to be determined by an independent appraiser. In addition, the VC has the right to pay the Exercise Price on a partial exercise of Options by way of the surrender to PC of Options valued at the Exercise Price of the exercised Options.

The agreement includes tag-along rights and a right of first refusal. If PC sells its shares in the holding company to a third party, the VC's Options will not be affected. However, if a new investor is allotted shares in the holding company, the VC's Options will be diluted pro-rata.

The VC and PC have agreed to enter into a new agreement in substantially the same terms and conditions as the agreement described in item (5) above (the "New Agreement") which will replace and supersede the previous agreement. The New Agreement shall enter into effect following the receipt of the approval of the Company's shareholders and the approval of PC's relevant organs as required under applicable law.

The agreement was approved by the Company's shareholders meeting on January 17, 2008. As of the balance sheet date, there is no liability with respect to this agreement since the sale of PC India's activity resulted in a loss.

Effective as of December 31, 2010, the VC resigned from his position with the Company. The agreement is still valid.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     RELATED PARTIES (CONT.)

B.	Benefits to key management personnel (Cont.):

                                         (6)     a.      Insurance policy for the Company's directors and officers

The directors and officers of the Company and its subsidiaries (excluding PC and its subsidiaries which are covered under a separate policy - see b below), are covered by insurance of up to $60 million per occurrence and in the aggregate during the duration of the policy. The policy was purchased on the closing of the Company's plan of arrangement (February 20, 2014) for a period of twelve months. The shareholders of the Company approved the renewal of such policy and the purchase of other directors and officers policy and the purchase of any other policy upon the expiration of such policies, provided that the coverage will not exceed agreed premium and that the premium will not exceed an amount representing an increase of 20% as compared to the previous year. The shareholder’s meeting of December 2011 approved the coverage of liability of the than Executive Chairman under the above insurance policy. In addition, on the closing of the Company's plan of arrangement (February  20,2014) the Company converted its existing ongoing policy to a Run Off policy which will expired following the elapse of seven years from its issuance(February  20,2021). The Run Off policy will cover events which occurred prior to February 20, 2014.

  b.   Insurance policy for PC's directors and officers

PC maintains Directors’ and Officers’ liability cover, presently at the maximum amount of USD 40 million which new policy has been concluded for a term of 18 months commencing on 25 October, 2013. Pursuant to the terms of this policy, all the directors and officers directly or indirectly, are insured. The new policy does not exclude past public offering and covers the risk that may be incurred by the Directors through public offerings of equity up to USD 50,000,000.

                                                      c.   Insurance policy for InSightec's directors and officers

InSightec's directors and officers are covered by two insurance policies; (i) Run Off policy, which is valid for a period of 7 years commencing December 2012, covering damages occurring until December 2012, and (ii) a second policy covering damages occurring from December 2012. Each policy is up to $20.0 million, including a component of special coverage for risk management (up to an amount of $100 thousands) and they are valid worldwide. In July 2012, Elbit Technologies' Audit Committee and Board of Directors has approved the Insurance policy applicability to the Company's CEO and controlling shareholder and another director in the Company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     RELATED PARTIES (CONT.)

                        B.            Benefits to key management personnel (cont.):

(6)	(Cont.)

d.
Insurance policy for the Gamida's directors and officers

Gamida's directors and officers are covered by D&O liability Insurance Policy. The policy covers claim first made against the insured during the policy period and notified to the insurer during the policy period for any wrongful act in the insured’s capacity as a director or officer of the company – all in accordance with the policy terms and conditions. The policy limit of liability is $ 5 million. Total aggregate for all loss, arising out of all claims made against all insured is under all insurance covers combined.

 (7)       As for directors' indemnification - see note 18C (1-4).

(8)	Shares and warrants issued to related parties - see note 20.

C.	The following table presents the components of the Group related party transactions and benefit (including bonus) granted to the Group's key management personnel:

		Year ended December 31
		2 0 1 3	2 0 1 2	2 0 1 1
		(in thousand NIS)
a.	Benefits to key management personnel
	Salaries, management fees, directors' fees and bonuses (*)	5,498	9,927	13,038
	Post-employment benefits	186	186	1,261
	Amortization of stock based compensation expenses	438	19,234	22,085
		6,122	29,347	36,384
	(*)Number of recipients (excluding directors)	2	2	4

b.	Project expenses (coordination, supervision and aviation services) - charged, mainly to cost of trading property and property plant and equipment (see note 22 A)	1,569	8,211	21,960

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     RELATED PARTIES (CONT.)

D.	Balances with related parties:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Assets:
Receivables and other debit accounts	122	5,715
Deposit, loans and other long-term receivables	-	1,082
	122	6,797

Liabilities:
Payables and other credit accounts	-	759
Benefits payable to former key management personnel (see note 22)	3,817	3,332
	3,817	4,091

E.	Liens and guarantees - see notes 18D.

NOTE 23 -    SEGMENTS REPORTING

A.	General:

The Group's Chief Operating Decision-Maker ("CODM") has been identified as the CEO & Executive President. The CODM reviews the Group’s internal reporting to assess the performance and to allocate resources. The CODM assesses the performance of the Group's segments based on Net Operating Income. Such Net Operating Income is excluding general and administrative expenses attributable to the Company's headquarter, financing income (expenses) and income taxes. In addition, the CODM is assessing separately the specific financial expenses of each segment based on the borrowings which are specifically attributable to the segment. All other financing expenses (income) (i.e.: financing expenses in respect of non-specific borrowing, interest income on investments and deposits and changes in fair value of financial instruments) were considered as unallocated financing expenses (income).

Majority of equity method investments are reviewed by the CODM in the same manner as subsidiary companies, i.e. each investments' income, expenses, assets and liabilities are reviewed on a separate basis. Accordingly, the amounts within each segment include these components of equity method investments, and are reconciled to the consolidated statements as adjustments.

The amounts considered for review purposes of these investments are as follows:

•	Investments in joint ventures – the amount are adjusted to reflect only the Group's share in the results and financial position, and thus only the Group's share (mostly 50%) is included and reviewed.

•	Investments in associates – the amounts included are not adjusted to reflect the Group's share and accordingly reviewed in its entirety (100%).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23       SEGMENTS REPORTING (CONT.)

A.	General (Cont.):

For purpose of these financial statements the following business segments were identified:

•
Commercial and entertainment centers - Initiation, construction and sale, shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector. In certain circumstances and depending on market conditions, the Group operates and manages a commercial and entertainment centers prior to its sale.

•	Hotels - Hotels operation and management.

•
Medical Industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential.

•	Fashion apparel - distribution and marketing of fashion apparel and accessories.

•	Other activities - venture-capital investments - investments in high tech companies which are mainly engaged in research and development operations.

The Group's reportable segments for each of the years ended December 31 2013, 2012 and 2011 are: Commercial and Entertainment Centers, Hotels, Medical Industries and devices, Residential Projects and Fashion Apparel. All other operations identified by the CODM are included as "other activities". The assets of a reportable segment include mainly property plant and equipment (with respect to the Hotels and fashion apparel segments) and trading property and payments on account of trading property attributable to the Commercial and Entertainment Centers and the Residential Projects. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

The liabilities of the reportable segments include mainly specific borrowings provided directly to the Project Companies (mainly companies which are engaged in the purchase, construction and initiations of commercial centers, investment property and hotels) and which are usually secured by a mortgage on the property owned by these Project Companies. Other borrowings which were raised by the Group with no identification to certain operations (mainly debentures issued by the Company and PC) were considered as unallocated liabilities.

The accounting policies of all reportable segments are the same as those of the Group, as described in note 2.

In June 2012, the Company fully realized the U.S Real Property segment. Therefore this segment is no longer considered as a reportable segment, and accordingly was excluded from segmental disclosure for each of the years ended December 31 2013, 2012 and 2011. (see note 24).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments: Year ended December 31, 2013

	Commercial and entertainment Centers (i) (ii)	Hotels	Medical industries and devices	Residential	Fashion Apparel	Other activities and allocations	Equity method adjustments	Total
	(in thousand NIS)
Revenues	162,639	202,791	74,670	-	149,192	-	(98,948)	490,345

Segment profit (loss)	(582,342)	(32,306)	(39,607)	(432,465)	6,775	(44,222)	326,765	(797,400)

Financial expenses	(51,343)	(27,172)	(1,182)	-	(1,060)	(492)	-	(81,248)
Share in losses of associates, net	-		954				(339,985)	(339,030)
Adjustments: Unallocated general and administrative expenses								(60,643)
Unallocated financial expenses								(256,182)
Financial income								3,930
Change in fair value of financial instruments measured at FVTPL								(68,407)
Profit before income taxes								(1,598,981)
Income taxes								31,937
Profit from continuing operations								(1,567,045)
Profit from discontinued operation								2,034
Loss for the year								(1,565,010)
Additions to segment assets	18,181	12,418	-	-	7,413	(935)	-	37,077
Unallocated								-
Total additions								37,077
Depreciation and amortization of segment assets	2,466	41,980	-	-	5,249	2,460	-	52,155
Unallocated								-
Total Depreciation and amortization								52,155
Impairment of segment assets	612,741	55,959	-	134,861	-	20,156	-	823,717
Unallocated								9,251
Total Impairment								832,968
Assets and Liabilities
December 31, 2013:
Segment assets	2,721,729	1,125,023	181,604	284,482	60,651	20,092	(525,783)	3,867,797
Equity basis investments			18,457				314,983	333,439
Unallocated								363,208
Total Assets								4,564,444
Liabilities
Segment liabilities	1,088,421	397,552	73,082	2,659	36,484	2,952	(219,023)	1,382,127
Unallocated liabilities								3,590,946
								4,973,073

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.
(ii)       Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments (Cont.): Year ended December 31, 2012

	Commercial and entertainment Centers (i) (ii)	Hotels	Medical industries and devices	Residential	Fashion Apparel	Other activities and Allocations	Equity method adjustments	Total
	(in thousand NIS)
Revenues	300,641	276,703	69,457	1,622	152,470	1,040	(173,023)	628,909
Gain from loss of control over a subsidiary	-	-	216,574	-	-	(216,574)		-
	300,641	276,703	286,031	1,622	152,470	(215,534)	(173,023)	628,909

Segment profit (loss)	(378,419)	81,396	174,793	(8,135)	(3,302)	(217,989)	124,123	(227,534)

Financial expenses	(46,923)	(32,754)	(1,077)	-	(1,569)	48	-	(82,276)
Share in losses of associates, net	(427)	-	(8,299)	-	-		(93,399)	(102,125)
Adjustments: Unallocated general and administrative expenses								(48,771)
Unallocated financial expenses								(105,382)
Financial income								28,303
Change in fair value of financial instruments measured at FVTPL								(50,238)
Profit before income taxes								(588,022)
Income taxes								9,212
Profit from continuing operations								(578,811)
Profit from discontinued operation								94,826
Loss for the year								(483,985)
Additions to segment assets	102,710	13,503	73	-	3,626	2,597	-	122,508
Unallocated								-
Total additions								122,508
Depreciation and amortization of segment assets	3,275	47,018	-	-	6,064	253	-	56,610
Unallocated								1,752
Total Depreciation and amortization								58,362
Impairment of segment assets	293,517	(8,223)	-	-	-	(2,325)	-	282,969
Unallocated								5,987
Total Impairment								288,956
Assets and Liabilities
December 31, 2012:
Segment assets	3,492,054	1,267,412	106,928	856,590	47,339	330,407	(944,533)	5,156,197
Equity basis investments	-	-	18,952	-	-	-	874,212	893,164
Unallocated								693,385
Total Assets								6,742,747
Liabilities
Segment liabilities	1,295,139	434,510	81,368	3,612	38,011	21,875	(264,986)	1,609,529
Unallocated liabilities								3,744,010
Total Liabilities								5,353,539

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.
(ii)       Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments (Cont.): Year ended December 31, 2011

	Commercial and entertainment Centers (i) (ii)	Hotels	Medical industries and devices	Residential	Fashion Apparel	Other activities and allocations	Total
	(in thousand NIS)
Revenues	111,726	286,548	53,324	3,544	183,552	(51,794)	586,900

Segment profit (loss)	(320,949)	58,812	(112,807)	(12, 579)	(29,532)	101,526	(315,529)

Financial expenses	(34,058)	(37,045)	654	-	(3,294)	(728)	(74,471)
Share in losses of associates, net	(743)	-	(6,130)	-	-	(695)	(7,568)
Adjustments:
Unallocated general and administrative expenses							(61,857)
Unallocated financial expenses							(89,530)
Financial income							65,571
Change in fair value of financial instruments measured at FVTPL							275,537
Profit before income taxes							(207,847)
Income taxes							63,283
Profit from continuing operations							(271,130)
Profit from discontinued operation							24,101
Loss for the year							(247,029)
Additions to segment assets	404,028	27,464	-	14,881	3,087	2,956	452,416
Unallocated							58,123
Total additions							510,539
Depreciation and amortization of segment assets	5,027	41,317	1,273	-	7,379	1,242	56,238
Unallocated							1,852
Total Depreciation and amortization							58,090
Impairment of segment assets	274,563	(13,048)	-	-	1,341	(2,377)	260,479
Unallocated							7,638
Total Impairment							268,117
Assets and Liabilities
December 31, 2011:
Segment assets	3,357,612	1,227,194	39,873	1,061,866	99,888	150,731	5,937,164
Equity basis investments	(5,657)	-	16,213	-	-	-	10,556
Unallocated							4,423,347
Total Assets							10,371,067
Liabilities
Segment liabilities	1,248,294	745,624	115,435	956	70,026	(89,042)	2,091,293
Unallocated liabilities							6,740,904
Total Liabilities							8,832,197

(i)          Includes mainly revenues from commercial centers under operation until their sale.
(ii)         Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas:

                                        (1)       Revenues by geographical areas

Revenues information above is based, mainly, on the locations of the assets.

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(In thousand NIS)

East and central Europe(i)	269,896	342,784	246,860
West Europe (ii)	104,412	169,211	171,359
Israel	149,192	152,470	183,552
Other and allocations	(33,156)	(35,556)	(14,871)
	490,344	628,909	586,900

(i)	The following table provides an additional information in respect of the revenues in east and central Europe per countries:

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(In thousand NIS)

Hungary	-	263	8,638
Poland	79,532	97,331	66,134
Czech Republic	24,429	18,087	14,305
Romania	128,421	134,852	136,103
Latvia	3,147	2,833	19,372
Serbia	25,650	21,122	-
Bulgaria	8,717	68,296	2,308
	269,896	342,784	246,860

(ii)	The following table provides additional information in respect of the revenues in west Europe per countries:

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1
	(In thousand NIS)

Italy	13,942	12,435	4,583
Netherland	-	69,849	81,635
Belgium	74,370	71,894	72,352
Other	16,100	15,033	12,789
	104,412	169,211	171,359

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas (Cont.):

(2)	Non-current assets by geographical areas

 The Group's non-current assets provided in the following table include also trading property and payment on account of trading property.

	Segment assets
	December 31
	2 0 1 3	2 0 1 2
	(In thousand NIS)

East and central Europe	3,207,115	4,017,562
West Europe	276,856	333,448
Israel	157,008	413,624
India	480,595	1,184,593
Other and allocations	(55,540)	78,501
	4,066,034	6,027,728

NOTE 24 -     DISCONTINUED OPERATION

The Group's discontinued operations include the shopping centres which were held by the Group in the US and the medical devices business which is operated by InSightec. Prior period's results and cash flows from these operations were presented in these financial statements as discontinued operations.

These operations were classified as discontinued operation as a result of the following transactions:

Sale of the shopping centres in the US

In January 2012  EPN Group(in which the Group held approximately 45%), entered into an agreement to sell 47 (out of total of 49) shopping centers to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and DDR Corp, for a purchase price of $1.43 billion. The sale transaction was closed in June 2012

As part of the transaction EPN Group posted an escrow of $14.2 million for the benefit of the buyer in the event any of the representations and warranties in the purchase and sale agreement are violated. The escrow balance has been released to EPN Group in March 31 2013. In July 2012, the remaining 2 shopping centers were sold for the total amount of $ 41 million. As a result of the transactions, the Group recognized net expenses relating to realization of investment property, fair value adjustment and realization of foreign currency translation reserve in the amount of NIS 76 million.

Loss of control on Insightec

On December 6, 2012, InSightec completed issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE and $3.9 million invested by other investors. According to the terms of the transaction, GE and Elbit Medical converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. Following the closing of the transaction, Elbit Medical's holding in InSightec was reduced to approximately 48.2%. Following the completion of the transaction Elbit medical no longer have the right to appoint the majority of InSightec's board members and therefore ceased to consolidate InSightec's financial statements, and our investment in InSightec is presented based on the equity method.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 -	DISCONTINUED OPERATION (CONT.)

Accordingly, the medical industry and devices operations are considered discontinued operation.

A.	Significant accounting policies related to discontinued operations:

(i)	Revenue recognition of medical devices: Revenues from sale of medical devices and rendering services are recognized when all the following conditions have been satisfied:

a.	persuasive evidence of an arrangement exists;

b.	delivery has occurred, or services have been rendered;

c.	the amount of revenue can be measured reliably; and

d.	it is probable that the economic benefits associated with the transaction will flow to the Group.

For sale arrangements which include multiple deliverables such as system sales, installation at the customer's site and technical support services, the revenue is recognized by allocating the consideration to the deliverables. A deliverable is considered a separate accounting unit in case the customer earns benefits from that deliverable regardless of the delivery of the other deliverables included in the transaction. The Group allocates total consideration to each deliverable by using objective evidence of selling price for each deliverable at the date of transaction. In the absence of objective evidence, the Group uses its own assumptions of the estimated selling price, which is the price that the Group would charge in case that product or service were sold separately. Consideration allocated to each deliverable is recorded as revenues when all the above mentioned revenue recognition criteria are satisfied.

The price of technical support services provided under a multiple deliverables arrangement is determined based on renewals of annual contracts. The Group generally uses objective evidence of fair value to allocate the selling price, while the Group's own assumptions of the estimated selling price of the services are used only in limited cases.

Products are generally considered delivered when all significant risks and rewards associated with the ownership over the products were transferred to the customer and the Group is no longer involved in the continuing management. In general, the delivery date is the date on which ownership was transferred.

In cases in which an acceptance of the system by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenue from technical support services is deferred and recognized ratably over the period during which the services are to be performed (typically one to three years). The Group's arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

In arrangements in which sales to end customers are made by a distributor, who is considered as agent or mediator of the Group, and the Group bears the risks and rewards associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end customer purchase price (gross basis), while entitled commissions to the distributor are included in selling and marketing expenses.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 -	DISCONTINUED OPERATION (CONT.)

                         A.           Significant accounting policies related to discontinued operations (Cont.):

(i)
Revenue recognition of medical devices (cont.):

In arrangements in which the distributor bears the risks and awards associated with the transaction the distributor is considered as the end-customer, and accordingly revenues are recorded upon the sale to the distributor in an amount equal to distributor purchase price, while entitled commissions to the distributor are characterized as a reduction from revenues (net basis).

(ii)	Research and development costs: Research costs are charged to the statement of income, as incurred.

B.	Discontinued operations:

Results of discontinued operations:

	December 31
	2 0 1 3	2 0 1 2	2 0 11	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)
Revenues and gains
Gain from changes of shareholding in investee	-	216,574	15,450	-
Gain from fair value adjustment of investment property	-	-	81,118	-
Investment property rental income	2,594	133,640	254,806	747
Sale of medical systems	-	69,901	53,324	-
	2,594	420,115	404,698	747
Expenses and losses
Investment property expenses	5,346	58,063	112,262	1,540
Expenses relating to realization of investment property and fair value adjustment	1,064	76,104	-	307
Cost and expenses of medical systems operation	-	67,742	101,498	-
Research and development expenses	-	44,192	58,776	-
Financial expenses	-	85,567	94,183	-
other expenses (income), net	1,138	(452)	(9,391)	328
	7,548	331,216	357,328	2,175

Profit from discontinued operations before income taxes	(4,954)	88,899	47,370	(1,427)

Income tax (income) expenses	(6,988)	(5,923)	23,269	(2,013)
Profit from discontinued operations	2,034	94,826	24,101	586
Basic earnings per share	0.07	3.95	0.79	0.02
Diluted earnings per share	0.07	3.95	0.79	0.02

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 -	DISCONTINUED OPERATION (CONT.)

B.	Discontinued operations (Cont.):

Statement of Cash flows

The statement of cash flows includes the following amounts relating to discontinued operations, the majority of which are attributable to the discontinued U.S. operations:

	December 31
	2 0 1 3	2 0 1 2	2 0 1 1	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	Reconcile to CF statement

Operating activities	(8,375)	(32,096)	38,675	(2,413)
Proceeds from sale of investment property	-	1,361,965	-	-
Other investment activities	-	(72,134)	(61,416)	-
Repayment of investment property loans	-	(597,953)	-	-
Other financing activities	-	13,164	(297,092)	-
Net cash provided by (used in) discontinued operations	(8,375)	672,946	(319,833)	(2,413)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS

A.	Principal accounting policies:

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in note 2.

B.	Balances of financial instruments by categories:

(1)       Composition:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Financial assets
Cash and cash equivalents	311,181	528,251
Loans and receivables	134,350	418,592
Financial assets held for trading	13,973	10,675
Available for sale financial instruments	34,375	87,044
Derivative financial assets at fair value through profit and loss	15,480	22,934
	509,359	1,067,496

Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	13,668	27,585
Financial liabilities designated at fair value through profit and loss	500,840	662,242
Financial liabilities at amortized cost	4,230,009	4,426,724
	4,744,517	5,116,551

(2)	Additional information:

a.	As for financing income and expenses resulting from the aforementioned financial instruments -see note 21G.

b.
The total change in fair value which is attributable to the change in the credit risk of PC's debentures measured at FVTPL for the year ended December 31, 2013 and 2012 amount to income of NIS 19 million and NIS 14 million respectively.

The accumulated change in fair value which is attributable to the change in the credit risk of PC's debentures measured at FVTPL from its issuance amount to income of NIS 152 million.

The group estimates changes in fair value due to credit risk, by estimating the amount of change in the fair value that is not due to changes in market conditions that give rise to market risk.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks:

The operations of the Group exposes it to risks that relate to various financial instruments, such as: market risks (including currency risk, fair value risk with respect to interest rates, cash flow risk with respect to interest rates and other price risk), credit risk and liquidity risk.

Market risk - is the risk that the fair value or future cash flow of financial instruments will fluctuate because of changes in market prices

Credit risk - is the risk of financial loss to the Group if counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity risk - Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The comprehensive risk management program of the Group focuses on actions to minimize the possible negative effects on the financial performance of the Group. In certain cases the Group uses derivatives and non-derivative financial instruments in order to mitigate certain risk exposures.

The Company's board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The board has established a continuous process for identifying and managing the risks faced by the Group, and confirms that any appropriate actions have been or are being taken to address any weaknesses.

The Group has exposure to the following risks which are related to financial instruments:

(1)       Foreign currency risk

The Group has international activities in many countries and therefore it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates.

Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group's entity which executed the transaction or hold these financial assets and liabilities. In order to minimize such exposure the Group policy is to hold financial assets and liabilities in a currency which is the functional currency or the Group's entity. The Company's functional currency is the NIS and its investees use different functional currencies (mainly the EURO, Indian Rupee, U.S. Dollar and the RON). In addition, part of the Company's long term loans (mainly U.S. Dollar) were used to hedge the exposure of the Company's investments in foreign operations.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(1)       Foreign currency risk (cont.)

Foreign Currency Mitigate using selling options

During 2011, PC decided to use selling options strategy (through major Israeli and foreign banks) in order to mitigate its foreign currency risk (EURO-NIS) inherent in its long term debentures series A and series B issued in NIS which are not mitigated by other derivative instruments (e.g. cross currency interest rate swaps, forwards).

During 2011, PC wrote call and put options with an expiration date of December 28, 2011. The options activity generated a net cash gain of NIS 25.9 million.

During 2012, PC wrote call and put options with an expiration date of December 31, 2012. The options activity generated a net cash gain of NIS 57.8 million.

During 2013, PC wrote call and put options with an expiration date of December 31, 2013. The options activity generated a net cash loss of NIS 11.3 million.

The following tables present sensitivity analysis to a change of 10% in the Group's main foreign currencies against their relevant functional currency and their effect on the statements of income and the shareholders' equity (before tax and before capitalizing any exchange results to qualified assets):

As of December 31, 2013:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S. Dollar	+10%	1,570
Cash and deposits	EURO	PLN	+10%	1,622
Cash and deposits	EURO	NIS	+10%	1,614
Cash and deposits	U.S. Dollar	NIS	+10%	402
Cash and deposits	EURO	U.S. Dollar	+10%	1,574
				6,782
Financial liablities
Loans at amortized cost	NIS	U.S. Dollar	+10%	(21,694)
Loans at amortized cost	EURO	PLN	+10%	(6,918)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(1,429)
Debentures at amortized cost (i)	EURO	NIS	+10%	(26,859)
Loans at amortized cost	EURO	U.S. Dollar	+10%	(1,209)
Loans at amortized cost	RON	EURO	+10%	(26,808)
				(84,917)

(i)	In respect of PC's series B debentures and series A debentures which are presented at amortized cost. Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(1)       Foreign currency risk (cont.)

As of December 31, 2012:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S. Dollar	+10%	24,306
Cash and deposits	EURO	PLN	+10%	1,966
Cash and deposits	NIS	EURO	+10%	1,002
Cash and deposits	EURO	NIS	+10%	2,312
Available for sale assets	EURO	U.S. Dollar	+10%	17,264
Loan to third party	EURO	GBP	+10%	4,606
				51,456
Financial liablities
Loans at amortized cost	NIS	U.S. Dollar	+10%	(29,032)
Loans at amortized cost	EURO	NIS	+10%	(8,496)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(1,537)
Debentures at amortized cost (i)	EURO	NIS	+10%	(36,016)
Loans at amortized cost	EURO	U.S. Dollar	+10%	(1,368)
Loans at amortized cost	RON	EURO	+10%	(28,878)
				(105,327)

(i)	In respect of PC's series B debentures and series A debentures which are presented at amortized cost. Regarding the foreign currency risk of PC's debentures at FVTPL, see C (4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(1)       Foreign currency risk (cont.)

As of December 31, 2011:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S.Dollar	+10%	13,603
Cash and deposits	EURO	PLN	+10%	5,127
Cash and deposits	NIS	EURO	+10%	713
Cash and deposits	EURO	NIS	+10%	508
Available for sale assets	EURO	U.S. Dollar	+10%	1,950
Loan to third party	EURO	GBP	+10%	5,942
				27,843
Financial liablities
Loans at amortized cost	NIS	U.S. Dollar	+10%	(31,873)
Loans at amortized cost (i)	EURO	NIS	+10%	(6,000)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(2,812)
Debentures at amortized cost (ii)	EURO	NIS	+10%	(62,232)
Loans at amortized cost	EURO	U.S. Dollar	+10%	(3,247)
Loan at amortized cost	EURO	GBP	+10%	(337)
Loans at amortized cost	RON	EURO	+10%	(30,247)
				(136,748)

(i)
The effect of the exchange rates results in respect of these financial liabilities is offset against the exchange rate resulting from investments in foreign operations with the same functional currency.

(ii)	In respect of PC's series B debentures which are presented at amortized cost. Regarding the foreign currency risk of PC's debentures at FVTPL, see C (4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(2)
Price risk

Marketable securities and Available for sale

The Company invests in marketable securities based on the investment policy adopted by the Company's investment committee. As of December 31, 2013 the Investment of the Company in marketable securities is NIS 14 million.

The Group is exposed to equity price risks arising from equity investments classified as Available for sale assets (see note 4). Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments.

Equity price sensitivity analysis - The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 10% higher/lower: profit for the year ended 31 December 2013 would have been unaffected as the equity investments are classified as available for sale and no investments were disposed or impaired, and other comprehensive income for the year ended 31 December 2013 would increase/decrease by NIS 2.4 million as a result of the changes in fair value of available for sale shares. The Group's sensitivity to equity prices has not changed significantly from the prior year.

Derivative measured at FVTPL

(1)
The balance as of December 31, 2013 and 2012 includes an amount of GBP 2.5 and 2.5 million (NIS 15) with regard to the sale of the Group's hotels in UK. As of December 31, 2013 and 2012, the balance also includes an amount of GBP 1.2 and GBP 1.2 (NIS 8) with regard to the sale of the Group's hotels in The Netherland. Said amounts determined by a third party expert and represents the fair value of a derivative contemplated in the sale agreements (see note 12 C and D).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(3)       Credit risk

The Group holds cash and cash equivalents, short term investments and other long- term investments in financial instruments in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions. The maximum credit risk exposure of the Group is approximate to the financial assets presented in the balance sheet.

Due to the nature of their activity, the Group companies, which operate at the hotels and the fashion merchandise business, are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

(4)       Interest rate risk

Fair value risk

A significant portion of the Group’s long term loans and debentures bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. With respect of three projects loans, PC mitigates its exposure to cash flow due to floating interest (IRS) (see note 14). The aggregate fair value of these three IRS, based on a valuation technique, was a negative value in an amount of NIS 4.3 million, a change of 1% in the market interest, is expected to have immaterial effect on the statement of income. In respect to loan agreement drown by a subsidiary holding the Radisson Blu, Bucharest ("BUTU") , BUTU entered into IRS transaction in which it will pay fixed interest rate of  1.4% and receives three months Euribor on a quarterly basis starting on January 1, 2013 and ending on June 30, 2016.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(4)       Interest rate risk (cont.)

PC's debentures at FVTPL and PC EURO/PLN debenture and swap transaction

As of December 31 2013, PC has issued two series of debentures which are presented at FVTPL: Series A in the total aggregate amount of NIS 305 million, Series B in the aggregate amount of NIS 799 million. PC series A and Series B debentures are linked to the Israeli CPI and bear a fixed interest rate 4.5%-5.4% per annum. Close to the date of their issuance PC entered into a cross currency EURO-NIS interest rate swap transactions in respect of the entire amount of Series A debentures. Such swap transaction was settled in January 2009. In February 2011, PC entered into a new cross currency interest rate swap transaction in respect of a principal amount of NIS 127 million of Series A debentures. According to the swap transaction, PC will pay a fixed interest of 6.82% and will receive the same interest of the debentures linked to the Israeli CPI, with the same amortization schedule as the debentures. The new series A swap was settled in January 2012. In addition, PC entered into several swap transactions for its Series B debentures, NIS 799 million par value ("Series B at FVTPL") close to the date of their issuance. PC did not execute Swap transaction for the additional amount of Series B debentures. According to the Swap transactions PC will pay an interest equal to the Euribor plus a margin of 3.52%-3.66% and will receive the same interest of the debentures linked to the Israeli CPI with the same amortization schedule as the debentures. Series B debentures swap transactions were settled in September 2011 for total proceeds of NIS 153 million. The swap derivatives are measured at fair value, changes in the fair value are charged to the statements of income. The debentures (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The debentures are presented at FVTPL although the swap was settled. The debentures and the derivative associated to it (i.e. the swap transactions) are mainly exposed to changes in the EURO/NIS exchange rate, the Israeli consumer Price Index and the market interest rates. In respect of EURO-PLN cross currency interest rate swap related to PC PLN debentures at amortized cost, this swap transaction was settled during March 2013 for a cash consideration of Euro 0.8 million (NIS 3.8 million).

Set forth is an analysis of the net change in the fair value of the debentures and the derivatives. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of	Profit (loss)
	price	Year ended December 31
	change	2 0 1 3	2 0 1 2	2 0 1 1
	%	(in thousand NIS)
Devaluation of the NIS against the EURO	(i)	45,317	57,151	70,738
Change in the Israeli CPI	(ii)	(9,970)	(12,573)	(15,562)
Change in the market interest rate	+1%	5,432	8,036	10,646

(i)	December 31, 2013, 2012 and 2011: +10%;

(ii)	December 31, 2013 and 2012: +2.2%, December 31, 2011 +3%

(*)	During 2011, the exposure to the above changes was lower, due to a EURO-NIS swap transaction which was in effect and was settled during September 2011.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(4)       Interest rate risk (cont.)

Cash flow risk

a.
Part of the Group’s long term borrowings as well as long term loans receivable are bearing variable interest rate (see notes 7 and 15). Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group's finance income and expenses and its cash flow. In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entered into loans with a fixed interest rate.

The following table presents the effect of an increase of 2% in the Libor rate with respect to financial assets and liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)
	Year ended December 31
	2 0 1 3	(*)2 0 1 2	2 0 1 1
	(in thousand NIS)

Deposits linked to the EURO	-	577	-
Deposits linked to the PLN	-	-	227
Held to Maturity financial notes linked to the EURO	-	-	5,007
Loans, debentures and convertible debentures linked to the U.S. Dollar	(4,681)	(6,390)	(12,481)
Loans and debentures linked to the EURO (i) (ii)	(21,259)	(22,897)	(32,703)
Loans linked to the NIS	-	(1,859)	(1,498)
Debentures linked to the PLN (ii)	(1,384)	-	-
Loans linked to the INR	(2,076)	-	-
	(29,400)	(30,569)	(41,448)

(i)	In respect of PC's debentures which are linked to the Israeli CPI and for which PC has executed swap transactions in order to exchange the interest to variable interest rate (see note C(4) above).

(ii)
PC raised a total of PLN 60 million (approximately NIS 69 million) from Polish institutional investors. The unsecured bearer bonds governed by Polish law (the “Bonds”) have a three year maturity and will bear interest rate of six months Polish Wibor plus a margin of 4.5%. PC entered into a EURO-PLN cross-currency interest rate swap, in order to mitigate the expected payments in PLN (principal and interest) and to correlate them with the EURO.

PC paid a fixed interest of 6.98% and received an interest of six months WIBOR + 4.5% with the same amortization schedule as the Polish bonds.

The swap transaction was settled during March 2013.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(5)       Liquidity risk

The Group's capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market condition (b) lines of credit obtained from banks, financial institutions and others; (c) public issuances of unsecured debentures by the Company and PC subject to market condition; and (d) available cash and cash equivalents. Such resources are used for the following activities:

(i)
Equity investments in the Group's shopping and entertainment centers, hotels and residential projects, which are generally constructed by the Group's Project Companies. The Company and/or PC  generally finance approximately 25%-30% of such projects through equity investments in the Project Companies, while the remaining 70%-75% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by the Company or PC through shareholders loans that are subordinated to the credit facilities provided to the Project Company;

(ii)	Interest and principal payments on the Group debentures and loans;

(iii)	Payment of general and administrative expenses; and

(iv)	Additional investment in associates (mainly venture capital investments).

(v)	New Real Estate Investments.

As for the Company's and PC's plan of arrangement - see note 3.

The following tables present the cash flow of financial liabilities and assets (principal and interest) in accordance with the contractual repayment dates:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(5)        Liquidity risk (cont.)

As of December 31, 2013

	1st year (i)	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	(in thousand NIS)
Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO (ii)	2,700	2,647	2,594	2,541	20,430	-	30,912
Convertible Debentures	115,579	-	-	-	-	-	115,579
PC's debentures linked to the Israeli CPI	840,476	-	-	-	-	-	840,476
Debentures linked to the Israeli CPI	2,318,418	-	-	-	-	-	2,318,418
	3,277,173	2,647	2,594	2,541	20,430	-	3,305,385
Borrowing with variable interest rate
Loans linked to the EURO (ii)	877,649	32,472	262,166	61,031	-	-	1,233,318
Debentures linked to the PLN	75,769	-	-	-	-	-	75,769
Loans linked to the U.S. Dollar	250,478	-	-	-	-	-	250,478
Debentures linked to the U.S. Dollar	24,660	-	-	-	-	-	24,660
	1,228,556	32,472	262,166	61,031	-	-	1,584,225
Suppliers, payable and other credit balances	151,635	-	-	-	-	-	151,635

Total financial liabilities	4,657,364	35,119	264,760	63,572	20,430	-	5,041,245
Financial assets
Cash and cash equivalent	311,181	-	-	-	-	-	311,181
Short term deposits	82,157	-	-	-	-	-	82,157
Trade receivables and other receivables	85,828	-	-	-	-	-	85,828
Long term deposits, loans and investments	-	18,754	15,480	-	5,188	7,005	46,428
Total financial assets	479,166	18,754	15,480	-	5,188	7,005	525,594

(i)	For details on the Company's and PC's plan of arrangement see Note 3 and note 15.
(ii)
Since as of the date of approval of the Company's financial statements the Company's plan of arrangement was approved, the Group's bank loans which are no longer under cross default are presented according to their contractual repayment dates.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(5)        Liquidity risk (cont.)

As of December 31, 2012:

	1st year	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	(in thousand NIS)
Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	3,549	3,448	3,348	3,248	3,147	21,509	38,249
Convertible Debentures	60,954	57,568	-	-	-	-	118,522
PC's debentures linked to the Israeli CPI	366,757	349,845	332,938	44,285	42,460	-	1,136,285
Debentures linked to the Israeli CPI	529,874	486,416	444,646	328,657	339,784	588,765	2,718,142
	961,134	897,277	780,932	376,190	385,391	610,274	4,011,198
Borrowing with variable interest rate
Loans linked to the EURO	129,143	192,969	76,736	394,483	273,349	296,747	1,363,427
Debenture linked to the EURO	79,482	-	-	-	-	-	79,482
Loans linked to the NIS	100,846	-	-	-	-	-	100,846
Loans linked to the U.S. Dollar	310,527	12,907	-	-	-	-	323,434
Debentures linked to the U.S. Dollar	10,657	5,260	-	-	-	-	15,917
	630,655	211,136	76,736	394,483	273,349	296,747	1,863,106
Suppliers, payable and other credit balances	193,860	1,432	503	10,244	-	-	206,039

Total financial liabilities	1,785,649	1,109,845	858,171	780,917	658,740	907,021	6,080,343
Financial assets
Cash and cash equivalent	528,251	-	-	-	-	-	528,251
Short term deposits	321,898	-	-	-	-	-	321,898
Trade receivables and other receivables	178,145	-	-	-	-	-	178,145
Long term deposits, loans and investments	-	22,599	-	22,934	5,329	5,543	56,405
Total financial assets	1,028,294	22,599	-	22,934	5,329	5,543	1,084,699

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks (Cont.):

(6)       Consumer Price Index ("CPI") risk

A significant part of the Group borrowings consist of debentures raised by the Company and PC in the Tel Aviv Stock Exchange which are linked to the increase in the Israeli CPI above the base index  at the date of the debentures issuance. An increase of 3% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2013, 2012 and 2011 (before tax and capitalization of borrowings costs to qualified assets) in the amount of NIS 70.9 million, NIS 69.7 million and NIS 87.8 million, respectively.

The CPI risk will be significantly reduced in the future due to the Company's plan of arrangement. (see note 3).

(7)       Collaterals

The following table presents the book value of financial assets which are used as collaterals for the Group's liabilities:

	December 31
	2 0 1 3	2 0 1 2
	(in thousand NIS)

Long term borrowings	31,867	99,633
Guarantees provided by the Group	17,353	18,594
Interest rate swap transactions	1,435	14,762
Liabilities in respect of sale of Investment property	-	55,111
	50,655	188,100

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -      FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments:

The financial instruments of the Group include primarily, cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short-term banks credit, other current liabilities and long- term monetary liabilities.

(1)
Fair value of financial instruments

The fair value of traded financial instruments (such as marketable securities and debentures) is generally  calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in the Group’s assessment, reflects the level of risk that is incorporated in the financial instrument. The Group relies, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements.

Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by the Group, mainly with respect to financial instruments at fixed interest rate.

Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by the Group may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

(2)	The principal methods and assumptions which served to compute the estimated fair value of the financial instruments

a.
Financial instruments included in current assets (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinued operation) - Due to their nature, their fair values approximate to those presented in the balance sheet.

b.	Financial instruments included in non-current assets - the fair value of loans and deposits which bear variable interest rate is an approximate to those presented in the balance sheet.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (Cont.):

(2)	The principal methods and assumptions which served to compute the estimated fair value of the financial instruments (cont.)

c.
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation)) - Due to their nature, their fair values approximate to those presented in the balance sheet.

The fair value of derivatives (mainly swap transactions) is done mainly by relying on third party professional expert, which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

d.
Financial instruments included in long-term liabilities - the fair value of the traded liabilities (debentures) is determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

(3)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

		December 31
		2 0 1 3		2 0 1 2
		Book Value	Fair Value	Book Value	Fair Value
	Level	(In thousands NIS)

Long- term loans at fixed interest rate	Level 2	(27,682)	(27,682)	(30,537)	(30,537)
Debentures	Level 1	(2,363,215)	(721,431)	(2,410,489)	(1,098,999)
		(2,390,897)	(749,113)	(2,441,026)	(1,129,536)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (Cont.):

(4)       Fair value levels

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1: fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•
Level 2: fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets at fair value through profit or loss:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	13,973	-	-	13,973
AFS financial assets	34,375	-	-	34,375
Option measured at FVTPL	-	-	15,480	15,480
	48,348	-	15,480	63,828

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	10,675	-	-	10,675
AFS financial assets	87,044	-	-	87,044
Financial notes	-	45,796	-	45,796
Option measured at FVTPL	-	-	22,934	22,934
	97,719	45,796	22,934	166,449

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 25 -     FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (Cont.):

(4)       Fair value levels (cont.)

Financial liabilities at fair value through profit or loss

	December 31, 2013
	Level 1	Level 2	Level 3 (i)	Total
	(In thousands NIS)

PC's Debentures	453,166	-	-	453,166
The Company's Debentures	47,674	-	-	47,674
Swap transactions	-	13,668	-	13,668
	500,840	13,668	-	514,508

	December 31, 2012
	Level 1	Level 2	Level 3 (i)	Total
	(In thousands NIS)

PC's Debentures	571,510	-	-	571,510
The Company's Debentures	90,733	-	-	90,733
PC's swap transactions and other swap transactions		27,586	2,058	29,644
	662,243	27,586	2,058	691,887

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     SUBSEQUENT EVENTS

A.
In January 13, 2014 PC announced that its 70% subsidiary has reached an agreement to sell its 50% equity stake (together with the other 50% Joint Venture partner) in the Uj Udvar project in Budapest, Hungary. As a result of the transaction, proceeds of ˆ2.35 million (NIS 11 million) in cash were received by PC for its share in the asset.

B.	As for the Closing of the Company's plan of arrangement – see note 3 A

C.	As for the closing of the refinance agreement with Bank Hapoalim - see note 3 C

D.	As for the dismissal of the motion filed to liquidate the Company- see note 18 B 6

E.
On March 13, 2014 the Company announced the results of the Extraordinary General Meeting of shareholders. At the meeting, the following nominees were duly elected as members of the Company's Board of Directors: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomo Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni. On March 21 the Company announced that the Board of Directors has appointed Mr. Ron Hadassi as Chairman of the Board of Directors of the Company.

F.
On March 18, 2014, Elbit Medical announced that Gamida Cell Ltd received a non-binding proposal contemplating its purchase by a global pharmaceutical company (“Purchaser”). The proposed consideration for such purchase is expected to include a payment of a significant amount upon closing, as well as certain milestone-based payments (contingent upon development, regulatory approvals or sales related to Gamida Cell’s product), with such proposed consideration expected to amount to up to several hundred million dollars. No definitive agreement has been signed to date and there is no certainty that the negotiation of such non-binding proposal will lead to the conclusion of a definitive agreement or that a transaction will be completed. The execution of a definitive agreement is subject to certain conditions precedent, including but not limited to, the approval of the authorized corporate organs of each of Gamida Cell, Elbit Medical, other shareholders of Gamida Cell and the Purchaser.

G
On March 26, 2014, further to PC's announcement on November 18, 2013 regarding its debt restructuring process (see note 3 B), PC announced that it has agreed to make certain commercial amendments to the debt restructuring plan (“Amended Plan”) that will be submitted to the competent court in the Netherlands.

The Amended Plan includes the following material commercial understanding:

•
The Amended Plan shall be contingent upon the injection of a EUR 20 million into PC (“Equity Contribution”), and will become effective only once the placing of the Equity Contribution shall have been occurred.

•
PC shall issue to the holders of unsecured debt (i.e., outstanding debt under the Israeli Series A and B Notes and the Polish Notes) (“Unsecured Debt”) 13.5% of PC's shares (post the Equity Contribution) for no consideration. Such issuance of shares will be distributed among the holders of Unsecured Debt pro rata to the relative share of each relevant creditor in the Deferred Debt ("Deferred Debt Ratio").

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     SUBSEQUENT EVENTS (cont.)

G. (Cont.)

•
All principal payments due during the years 2013-2015 of any Unsecured Debt (“Deferred Debt”) shall be deferred for three years from the date of approval of the Amended Plan by the court in the Netherlands (“Approval Date”). If within two years from the Approval Date PC manages to repay 50% of the Unsecured Debt, then the remaining principal payments shall be deferred for an additional year.

•
Interest payments for the Unsecured Debt that were due during the suspension of payments period, will be added to the principal and paid together with it. Following the removal of the suspension of payments order (“Effective Date”), interest payments will be paid on their due dates.

•	As of 1 January 2014, the annual interest rate of the Unsecured Debt shall be increased by 1.5%.
•	Following the Effective Date, PC shall pay to the holders of the Unsecured Debt an amount of EUR 10.5 million on account of 2014 interest payments.
•	PC, its directors and officers and its controlling shareholder shall be fully released from claims.
•
Following the Effective Date, PC will have to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of the Unsecured Debt, to be allocated among the holders of Unsecured Debt in accordance with the Deferred Debt Ratio.

•
PC will be allowed to execute actual investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for the Unsecured Debt for a six-month period (for this purpose also receivables with a high probability of being collected in the subsequent six-month period will be taken in account for the required minimal cash reserve).

•
The Amended Plan shall also include, inter alia: (i) certain limitations on distribution of dividends and incurring of new indebtedness; (ii) negative pledge on direct and indirect holdings of PC on real estate assets; (iii) financial covenants and undertakings of PC with respect to the sale and financing of certain projects and investment in new projects; and (iv) commitment to publish quarterly financial statements as long as the Unsecured Debt is outstanding.

The Amended Plan will be subject to the approval of PC's unsecured creditors which is scheduled to be held on 26 June 2014, at the District Court of Amsterdam.

H.
On March 31, 2014 the Company has announced the termination of Mr. Mordechay Zisser's service as its CEO and Executive president, effective that date. As described in note 22 A (a) and 22 B (1) , the terms of the agreement between the Company and EIL for the provision of management services by Mr. Zisser expired on August 1, 2013 ,and the terms of the agreement between the Company and Control Centers Ltd. for the provision of coordination, planning, execution and supervision services to the Company’s and its subsidiaries’ and/or affiliates’ real estate projects expired on May 31, 2011, but it continued to apply to certain real estate projects that commenced prior to such date.
The Company is in preliminary discussions regarding the possible engagement of Mr. Zisser as a consultant to the Company. However, no agreement has yet been reached and there is no assurance that such agreement will ultimately be reached. The Company’s board of directors is currently seeking a replacement to serve as the Company’s chief executive officer..